UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

STEM CELL THERAPY INTERNATIONAL, INC.
(Name of Small Business Issuer in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

88-0374180
(I. R. S. Employer Identification No.)

2203 N. Lois Avenue, 9th Floor, Tampa, FL 33607
(Address of principal executive offices)   (Zip Code)

(Issuer's telephone number)   **(813) 600-4088**

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value
(Title of Class)

TABLE OF CONTENTS

ITEM 1. DESCRIPTION OF BUSINESS.

Company Overview

Stem Cell Therapy International, Corp. (the "Company") was incorporated in Nevada on December 2, 2004. The Company's executive management team are: Calvin C. Cao, Chairman and Chief Executive Officer, Daniel J. Sullivan, Chief Financial Officer, and Peter K. Sidorenko, Chief Operating Officer. The Company also has the following non-executive officers: Dr. Yuriv Gladkikh, Chief Scientist, Dr. Galina Lobyntseva, Chief of Manufacture, Sergei Martynenko Director of Clinic in Kiev, Dr. Vladimir Gladkikh, Medical Director, and Dr. Dimitriy Lobyntsev, Director of Research.

Stem Cell Therapy International, Inc. is involved in research and development within the field of regenerative medicine. SCTI provides allo stem cell biological solutions that are currently being used in the treatment of patients suffering from degenerative disorders of the human body. The Company has established agreements with highly specialized, professional medical treatment facilities around the world in locations where Stem Cell Transplantation (SCT) therapy is approved by the appropriate local government agencies.

The Company intends to provide these biological solutions containing allo stem cell products also in the United States to universities, institutes and privately funded laboratory facilities for research purposes and clinical trials.

Stem Cell Therapy International's mission is to make available its stem cell products to treatment facilities around the world, so that patients suffering from biological and neurological disorders, previously deemed incurable by traditional medicine, may find a solution to their disabling and crippling conditions within the new field of stem cell transplantation therapy. Our products include solutions containing allo stem cell biological solutions, adult stem cells and stem cell which are extracted from umbilical cord blood.

Members of our U.S. and European Medical and Scientific Advisory Board review each patient's condition and medical history. They establish an individual treatment protocol for each patient that includes the appropriate stem cell transplantation therapy, the number of stem cell doses required, special diet and lifestyle recommendations as well as physical therapy and specific exercise and recovery programs.

In the future Stem Cell Therapy International plans to introduce a number of different cures and treatments, and develop vertical markets in all aspects of stem cell use, which will improve the quality of life for thousands of patients around the world, much sooner than later.

Stem cell transplantation therapy, or SCT, is a field of medicine, which uses techniques and technologies that rely on replacing diseased, damaged or dysfunctional cells with healthy, functioning ones.

This therapy is similar to the process of organ transplantation where the treatment only consists of the transplantation of allo stem cells into the body rather than entire organs, thus eliminating any chance of rejection, or the need for expensive and potentially dangerous immunosuppression drug therapy.

These new techniques are being applied to potentially finding a cure for a wide range of human disorders, including neurological diseases such as Alzheimer's, Parkinson's Disease, ALS, which is also commonly known as Lou Gehrig's disease, leukemia, muscular dystrophy, multiple sclerosis, arthritis, spinal cord injuries, brain injury, stroke, heart disease, liver and retinal disease, diabetes as well as certain types of cancer and can alleviate the side effects of chemotherapy.

Our research and biological productions affiliate facility is located in Kiev in the Republic of the Ukraine. This facility is the main location for the members of our SCTI European Scientific and Medical Advisory Board and serves as a working affiliate treatment facility as well.

Since 1981, the study and production of biological preparations from animal and human cells were being carried out within the framework of the scientific programs under the aegis of the National Academy of Sciences, the Medical Academy of Sciences, the Ministry of Public Health and the Coordination Center for Organ, Tissue, and Cells Transplantation within the Ukraine Ministry of Public Health. The applications of biological stem cell preparations have been sanctioned by the Ministry of Public Health of the Ukraine since 1991.

The Company's offices are presently located at 2203 N Lois Ave 9th Floor, Tampa, FL 33607. The Company's website is **http://www.SCTIcorp.com.**

Business Overview

Stem Cell Transplantation ("SCT") is a minimal surgical procedure that has been used successfully for more than 70 years as a treatment of many diseases for which modern medicine has had no therapy, or in which traditional therapies stopped being effective. A documented 5 million patients have already been treated using STC worldwide to-date, evidenced by over 140,000 publications in MEDLINE (see www.nlm.nih.gov).

Stem cell transplantation is not a "wonder drug"**,** or a transplantation of some "wonder cell" that will cure everything. The body of every member of the animal kingdom, including man, is built from about 200 kinds of cells and since 1998 the Company, through its affiliated entities, has been able to prepare stem cell transplants and make such transplants available for patient treatment, without immunosuppression.

This is the result of more than 20 years of ongoing research by many individuals and companies, together with GMP ('Good Manufacturing Practice'), and clinical experience with stem cell transplantation in patients suffering from those diseases where physicians recognized that their patient needed an outright transplantation of allo stem cells to replace the dead or non-functioning cells, or a direct stimulation of regeneration (i.e. repair) of the damaged cells and tissues of various organs.

There are crucial differences in the mechanism of the action of Stem Cell Transplantation as opposed to traditional drug therapy (chemical) and organ transplantation: Cell transplantation is a vastly different approach to existing medical therapy. In order to comprehend this statement, you should visualize that everything in the living body is in constant motion: electrons, protons, and other elementary particles of each atom, all atoms, all molecules, all cell organelles of every cell, as well as all fluids, which represent between 75% and 55% of body weight (depending upon age), and that there is electromagnetic radiation associated with all such movement, a subject almost completely neglected by medical science, and finally the following: Every cell in your body is programmed to die. (The sole exception may be certain neurons.) All cells of our body are being continuously replaced, albeit each kind with different speed. Generally in every disease the principal cells of a diseased organ die faster than the sick body is able to replace them.

When the quantity of principal cells of a diseased organ drops below a certain limit, such organ dies. If it is a vitally important organ, without which one cannot live, such as the heart, liver or brain, for example, and surgeons cannot replace such a dying organ, the sick organism will die, as well. Current medicine knows of one treatment only when it becomes mandatory to replace dead cells, tissues, or organs--transplantation. Transplantations of organs from human donors, such as heart, kidney, liver, etc., have become fairly common nowadays. These are life saving major surgical procedures, usually done as a "treatment of last resort".

Besides the obvious surgical risk, there is always a problem of rejection: The body of the recipient patient rejecting a transplanted organ from another body is almost always guaranteed as an issue in transplantation surgery, and the only way to prevent it is by taking immunosuppressants for the rest of the patient's life. These drugs can stop a rejection for some time, but only at the expense of serious, often life-endangering, complications. By suppressing the patients' immune system it leaves the patient vulnerable to many types of infectious diseases.

Some organs cannot be transplanted, such as the brain, neural system or the immune system, so that many diseases cannot be treated by organ transplantation.

Stem cell transplantation was introduced into clinical practice in 1931 and has historically preceded organ transplantation by several decades. The Company believes that stem cell transplantation will dominate the medicine of the 21st century. The main reasons for such statements are:

1) Stem cell transplantation is a minor procedure for a patient, (no more than an IM injection or an IV drip like a transfusion) and for that reason it can be, and should be, used in the earlier stages of those diseases that current medicine cannot cure, or even treat. It means that there is no logical reason to wait until the end-stage, as is the case with organ transplantation, and has been the case with (stem) cell transplantation until now.

2) One of the reasons why stem cell transplantation is such a simple procedure for a patient to go through is the principle of ″homing″.

3) ″Homing″ means that the respective stem cells do not have to be implanted directly into a damaged organ, (e.g. liver stem cells into liver), they can be implanted into more accessible superficial tissues, (e.g. under the aponeurosis of an abdominal muscle), because they will find their way into the damaged organ, as if "attracted" by it.

4) The Company believes that every diseased organ in the human body can be treated by stem cell transplantation.

5) Besides serving as a replacement for dead cells of a diseased organ, the transplanted cells can bring back to life (or repair) those cells of such organ which actually have not died, just stopped functioning properly as a result of the disease. In other words, besides transplanting new stem cells there is another mechanism of action of stem cell transplantation: a "direct stimulation of regeneration (or repair)" of existing organs at the cellular level.

6) If stem cells are properly prepared, such as by the methods employed by the Company, they can be implanted without immunosuppression, and thus avoid all complications caused by the use of such medications.

The Company's stem cell transplants do not require immunosuppressant medications after treatment. This methodology is patented in Russia and in the Ukraine in licensed by the Company. The Company has not discovered a new procedure of (stem) cell transplantation, but is using technology which has been in existence for some period of time.

The Company utilizes a patented method to prepare (stem) cell transplants of any of the approximately 200 kinds of cells for clinical use, which can be implanted with safety and without the need for immunosuppression medication to prevent rejection of stem cells.

What is Stem Cell Transplantation?

Stem cells can be compared to floating voters – they have yet to make up their minds. They are unspecialized cells that can renew themselves indefinitely and develop into specialized, more mature cells. They have the potential to be useful in repairing or replacing damaged body parts, and the hope is that they could be the basis for future treatments of many diseases, including Alzheimer's and Parkinson's diseases, spinal cord injuries, multiple sclerosis and diabetes.

Stem cells can potentially be derived from several sources: first, from embryos while they are still microscopic clusters of cells; second, from fetal tissue, usually from aborted fetuses; and third, and perhaps with greater technical difficulty, from adult organs, for example from bone marrow during transplantation.

Possible sources of embryonic stem cells are embryos left over from fertility treatment that would otherwise be discarded, and specially created embryos. Embryos could be created using standard *in vitro fertilisation* (IVF) techniques, whereby a sperm cell and an egg cell are combined. Other methods are cloning techniques, such as cell nuclear replacement (where the nucleus of an adult cell is introduced into an unfertilized egg), and parthenogenesis (where an egg cell is activated into commencing development without being fertilized). A potential advantage of cloning is that it could avoid the recognition by the recipient's immune system of the tissue developed from the stem cells as foreign, and rejection of the tissue. Once isolated, stem cells can be cultured and stored. As well as being potentially useful in treating disease (therapeutic cloning), cloned embryos could be implanted into a woman with a view to the birth of a child (reproductive cloning).

Human embryonic stem cells were successfully isolated and cultured from embryos in the United States in 1998. These embryos were produced for clinical purposes, and donated for the research.

In summary:

• Stem Cell Transplantation is a surgical procedure that has been used since 1931 to treat many conditions for which modern medicine has had no therapy, or for which 'state-of-art' therapies stopped being effective;
• Stem cell transplantation is not a 'wonder drug';
• Stem cell transplantation directly stimulates repair of the damaged cells of any and all organs and tissues, and replaces dead or non-functioning cells;
• Stem cells can be of human (allo-) or animal (xeno-) origin; and
• Stem cell transplantation can be done through implantation by injection, minor or major surgery or by surface application.

Illustrations of Stem Cells and How They Work

       When an egg is fertilized, the cells starts to divide, first into two, then four, eight cells, and more and more cells. Cell division continues, after four days from fertilization, the conceptus becomes a multi-cell ball called a blastocyst. After ten days, the blastocyst will begin to form an embryo. The precursor stem cells of any and all organs or tissues are harvested along with other members of the cell family from the fetus at 27 days and can be transplanted into a patient to treat a variety of conditions. Stem cells can regenerate into new cells, repairing or replacing the damaged cells.

HEART WITH DAMAGED OR INJURED CELLS (Diagram 2)

Healthy Stem Cells



Chemokine Receptors

Healthy stem cells circulate and are attracted to damaged or injured cells

Area of damaged or injured cells, secretes chemokines receptors

BASIC STEM CELL CYCLE

Stem Cell Therapy
Sperm
Oocyte
Fertilized egg
Development
morula
Blastocyst
(64 to 200 cell stage, cross-section)
trophoblasts
Inner cell mass
Propagation in Culture
Pluripotent embryonic stem cells
Development of specialized cells
heart muscle cells
blood cells
neurons
liver cells
pancreatic Islets cells
intestinal cells
Patient
Transplantation
Cells transplanted into patient with Diabetes, Alzheimers, Parkinson's, spinal cord injury, Lou Gehrig's Disease, cancer, cardiovascular disease, rheumatoid arthritis, etc.

The following diagrams represent an example of a topological application of stem cells for burn patients.

Burn patient's state, before and after stem cell vs. traditional tissue regeneration therapy.
(Course of this treatment was 30 days)



1-st day
2-nd day
4-th day



20-th day	25-th day	30-th day
Removal of injured skin on the back	Removal of injured skin on the back	Restored skin sites after the treatment



Burn patients condition 30 days after beginning stem cell therapy and tissue regeneration therapy. Stem cell biological solution applied 10 days prior to picture being taken.

Stem Cell Industry Considerations

In the nascent, but rapidly growing field of stem cell therapies, products are a long way from being commercialized. However, the market potential for stem cell therapies products is very large.

Much has been made of President Bush's 2001 executive order limiting the use of federal funds for human embryonic stem-cell research. With this absence of federal funding for stem cell research, researchers and stem-cell supporters are seeking private investment to drive the science and the industry forward.

Some scientists believe embryonic stem cells, which can grow and assimilate into any type of body tissue, could eventually provide a unique way to repair damaged or diseased tissue and treat or cure ailments including Parkinson's disease, Alzheimer's, diabetes and even spinal cord injuries. Supporters say the laboratory creation and study of these lines, which could number in the hundreds, is crucial to the advancement of the research.

Private donations have also spurred discovery of new stem-cell lines at Harvard, which subsequently created the Stem Cell Institute, and the University of Wisconsin, the University of California and Johns Hopkins have all made advancements in stem-cell research.

According to an editorial published in **Red Herring** (Feb 2003)*.* Stem cell therapies are poised to capture what could be the biggest new market to hit biotech in a decade, nearly equal to the whole biotech industry at present. This estimate doesn't even address the market for stem cells capable of repairing damaged vital organs like the brain, heart, and kidneys."

California's Proposition 71 currently allocates $3 billion funding for stem cell research and development. Other states are rapidly following suit. On April 7, 2006, for example, the governor of Maryland signed a new bill into law setting aside $15 million for stem cell research.

According to the website of the U.S. NIDDK (National Institute of Diabetes, Digestive & Kidney Diseases) 18.2 million people – 6.3% of the population – suffer from diabetes mellitus in the U.S. in 2000 and over 194 million globally.

Company Strategy

Stem Cell Therapy International, Inc. is currently earning revenue from stem cell sales outside of the United States, as it has done since 2005. These sales are an ongoing demonstration of the safety and efficacy of its stem cell transplantation therapy. The Company plans to expand its global operations to meet expanding market needs. Growth plans include: expansion of manufacturing facility, increased sales to clinics, university labs, private labs, and physicians globally, JV partnerships with Ministries of Health in different countries, set-up of "showcase" treatment clinic(s), expansion of research and development activities, increasing patent portfolio, licensing of technology to appropriate partners.

The Company was created to serve as a legal and distribution entity for an ongoing project of stem cell transplantation by a group of physicians-experts in this field from various western and eastern countries. The Company provides stem cell solutions that are currently being used in the treatment of patients suffering from degenerative disorders of the human body. The Company has established agreements with highly specialized, professional medical treatment facilities around the world in locations where stem cell transplantation therapy is approved by the appropriate local government agencies. The Company intends to provide these biological solutions containing stem cell products in the United States as well, to universities, institutes and privately funded laboratory facilities for research purposes and clinical trials.

List of Diseases Potentially Treated by the Company's Technology:

Besides clinical research studies, positive clinical results and an adequate number of patients have been observed and treated in the categories of diseases that potentially can be cured or their condition improved by the use of stem cell transplantation therapy:

--   Allo stem cell biological solutions can produce a positive effect on age-related and posttraumatic pathologies:

--   Cardiovascular system diseases: myocardial infraction, cerebral atherosclerosis, essential hypertension, ischemic heart disease, neurocirculatory dystonia.

--   Systemic diseases of connective tissue: atrophic arthritis, systemic angitis, systemic lupus, systemic scleroderma, and rheumatism.

--   Respiratory diseases: bronchial asthma, bronchitis, chronic pneumonias.

--   Diseases of the digestive tract: gastric and duodenal ulcer, nonspecific ulcerative colitis, cholecystites, pancreatites, and colitis.

--   Liver diseases: cirrhosis, viral and toxic hepatitis, acute and chronic renal-hepatic insufficiency.

--   Kidney and urinary tract diseases: pyelonephritis, cystitis, urethritis, urolithiasis.

--   Endocrine diseases: diabetes of types I and II, hypothyroidism, suprarenal insufficiency, diabetes complication, endocrine derangements.

--   Obstetrics and gynecology: premature detachment of the normal placement of the placenta, pre-term delivery, toxicosis of pregnancy, miscarriage, fetal hypotrophy, immunological conflict, endometriosis, sterility, menopause, climacteric neuroses, chronic inflammatory genital diseases.

--   Diseases of the nervous system: migraine, cerebral spastic infantile paralysis, neuralgias, polyneuropathies, radiculopathies, neuritis, consequences of a cranio-cerebral trauma, encephalitis and stroke.

--   Ontological diseases of the central nervous system.

--   Cerebral atrophic processes of different genesis.

--   Epilepsy and spastic syndromes of children and adults.

--   The consequences of cerebral strokes.

--   Huntington's chorea, ataxias.

--   Atherosclerosis, multiple sclerosis with spinal cord lesions.

--   Parkinson's, Alzheimer's, Down's, Strumpell's diseases.

--   Serious traumas of the spinal cord and cerebrum.

--   Surgical diseases: osteomyelites, fractures (long term), reconstructive operations on bone tissue for various traumas and surgical interventions.

-- Malignant neo-plasms.

-- Immuno-deficiencies.

-- AIDS.

-- Infectious diseases.

-- Allergic and auto-immune diseases.

-- Blood diseases: anemia, leucopenia, thrombocytopenia, leukemia, hemoblastosis.

-- Skin diseases: psoriasis, eczema, tropic ulcers, decubituses, neurodermatitis, consequences of endured venereal diseases.

-- Ocular diseases.

-- Ear, throat, and nose diseases.

-- Dental and oral cavity diseases.

-- Mental diseases and sexual disorders: depression, irritation, aggression, apathy, sleep and memory disorders.

-- Male and female sexual pathology: impotency, sterility, increase of potency and libido.

-- Long-term chronic diseases of the internal organs.

-- Gerontology.

-- Rejuvenation SC Therapy: increase of vitality, slowing down of pre-senility, life prolongation, memory improvement, and the improvement over quality of life.

License Agreement with Institute of Cell Technology

Effective August 5, 2005, the Company entered into a licensing agreement with Institute of Cell Technology ("ICT") a company incorporated and organized under the laws of Kiev, Ukraine. ICT is the owner of: (1) a unique process for producing biological solution of human stem cells (the "Process"); and (2) 26 Patents related to stem cell transplantation (the "Patents"); and (3) products consisting of biological solution of human stem cells (the "Products"). ICT is in the business of producing biological solution of human stem cells and engages in continuing research regarding the production and utilization of stem cells.

In accordance with the license agreement, the Company obtained exclusive utilization in all but the Ukraine, Dominican Republic and three other countries of the world (to be designated by ICT) of the Patents, the Products and the Process of ICT for establishing clinics , marketing, treating and administering stem cell products to customers, as well as certain limited sales to universities, for research or to private labs.

The licensing agreement also functions effectively as a distribution agreement pursuant to which the Company purchases stem cell materials for delivery to patients from ICT. The Company has a fixed pricing arrangement with ICT and an exclusivity to the supply of those products provided the Company meets certain annual minimums.

The license agreement extends for ten years and may be renewed for an additional ten year period. In consideration for the license agreement, the Company issued 5,000,000 shares of common stock to ICT, which are subject to resale restrictions and limitations.

Number of Patients Treated by the Company:

The following table reflects the treatments to date by the Company or its affiliated licensing partner in Stem Cell transplantation:

Diseases treated with SCTI Patient specific Stem cell transplants	Numbers of Patients Treated
Type 1 Diabetes & Type 2 Diabetic complications	5
Stroke	1
Multiple Sclerosis	2
Acute Leukemia	4
Rectal Cancer	1
Congenital Aplastic Anemia	2
Acquired Aplastic Anemia	4
Closed abdominal injury, traumatic kidney rupture, nephrectomy	1
Neuro-degenerative diseases	3
Sigmoid colon cancer	1
Severe Skin Burn Patient	1
Liver cirrhosis	1
Ovarian carcinoma	3

The Company presently has the following two clinic operations in operations:

1.   Institute of Cell Therapy, Kiev, Ukraine

2.   Tijuana, Mexico – Dr. Salvador Vargas's clinic has been offering stem cell transplants since 2000.

Manufacturing

Basic Approach

The basis of stem cell therapy is the presence of preparations of such components as allo stem cell biological solutions, hemopoietic cells and also numerous low-molecular proteins, hormones and human growth factors. For further reference this whole set will be called a "biological solution".

Stem cells are a fundamental principle of an organism; they give rise to all 220 types of specialized cells and tissues of an organism. They are present in the human embryo, placental complex, an adults' bone marrow and also in insignificant number in other tissues. Their main feature is an ability to regenerate, they are capable of making identical copies of themselves for the lifetime of the organism, to put simply, they are theoretically eternal. In reality, as a result of enduring infections, traumas, hereditary infringements, harmful factors of the environment and emotional stresses stem cells lose their ability of endless regeneration and basically that is the starting point of the aging processes and appearance of the long-term diseases which in turn stop the processes of the stem cells division. If at birth their content equals: one stem cell to 10 thousand, then at the age of 50 it is already one to half a million and at the age of 70; one to a million of the hemopoietic cells.

The isolation process of stem cells for medical purposes is the most expensive part of modern biotechnology for stem cells. Today there have been effective methods worked out for the isolation of stem cells from an embryo, fetus and umbilical cord blood — the rest of blood in an umbilical cord and placenta after delivery. Modern technology allows for the preparation of these cells for the treatment of many diseases.

The most promising way to create this personal medication for a person, which could be used in case disease or the loss of any organ is to keep stem cells in a frozen condition, collecting the rest of cord blood during a birth and using preparations created on their basis. Upon introduction into the organism of a patient, stem cells find the struck organs, the so-called target organs, where they migrate and provide powerful restoration of whole biological structures, normalize the metabolism, harmonize the immune status of an organism, and make active antineoplastic factors. This way cell suspension introduction results in the increase of the number of leukocytes in ontological patients with chemo rays depression of hemopoiesis from 2 to 5 thousand for two weeks.

Stem cells actively perform their main responsibility — they replace the sick and old cells of an aging organism rejuvenating it, which cannot be done by any other medicine. Also, highly active regulating factors are present with in the cells suspension which exist and work only during an embryonic period of the organism's development. That is why the cells suspension introduction in the adult organism and engraftment of stem cells among the aging and pathologically altered cells of this organism creates a unique situation when the most powerful development, renewal and functions' ensuring factors that only exist start constantly influencing the cells and organs of the adult organism.

These biological preparations in their complex state influence:

— normalization and stimulation of the metabolism
— rise in the activity of the immune and neuro-endocrinal systems
— strongly marked antineoplastic action;
— delay pre-senility, dynamically rejuvenating the organism
— strongly marked medical effects upon diversified pathologies

In the Ukraine the study and production of biological preparations from the animal and human cells were being carried out within the framework of the scientific programs under the aegis of the National Academy of Sciences, Medical Academy of Sciences, Ministry of Public Health, Coordination Center of the organs, tissues, and cells transplantation of the Ministry of Public Health of Ukraine.

The application of allo (human) biological preparations have been allowed by the Ministry of Public Health of Ukraine since 1991.

Cryopreservation

A number of the Patents filed by ICT and licensed to the Company have to do with a new and improved method of cryopreservation technology. The cell survival rate after the biological solution is thawed out and ready for transfusion is approximately 99% of the original biological mass.

Long-term methods of storage have been used in medical practice for a long time. Among those commonly famous methods of storage there is lyophilization, treatment by alcohol or formalin solutions and some other. But the basic drawback of such methods of storage is dehydration of protein compounds which cause cells and tissues to completely lose their main biological features — ability to function after transfusion.

Nowadays, low temperatures are the only way which allows for the storage of cells and tissues for long time intervals (running for years) in a viable condition. Storage in liquid nitrogen at the temperature of -196 °C is the basic method of the long-term storage of biological objects today. The development of personal modern technologies of cryogenic-preservation, corresponding to world standards as well as observing the demands of producing biological preparations, their testing, marking and storing in accordance with statements of the European Tissue Banks Association, allowed us to create the supplies of high-quality cryogenicallypreserved embryonic stem cells, tissue preparations and extracts for clinical application. We have developed a system of examination and treatment of patients with minimum risk and maximum effect with the most diversified pathologies. Stem cell therapy with application of our biological preparations were especially impressive in showing the biological and functional abilities in rejuvenation and improvement of life quality which is impossible to achieve with any other pharmacological, medical and preventive means.

Quality Control

The efficiency of stem cell therapy is ensured through the latest special methods of bacteriological and virological control which guarantee the highest quality of preparations. Every preparation prepared for use is supplied with its own certificate containing test results which certify the safety of this biological preparation. The patient's safety assurance totally corresponds with international Standards of activity of the European and American Tissue Banks Association.

We have developed a system that is based on total confidentiality, provides production of biological preparations in accordance with the necessary requirements concerning the selection, preparation for storage, storage and distribution of preparations for use in various medical institutions.

The scientists, directors, executives and doctors of the company have a proven track record of more than 25 years in developing, manufacturing, delivering worldwide and practically applying stem cell transplants therapies. Unlike most of its competitors, the Company's experience with the practical application of its stem cell transplants extends beyond research and development.

The Company warrants that a batch of allo stem cell biological solution for transplants are individually prepared for a specific patient have been manufactured in accordance with and in strict compliance with GMP ("Good Manufacturing Practice"), following the regulations of the U. S. Food and Drug Administration as well as the respective regulatory agencies of the European Union.

The Company follows all steps "recommended" by the U.S. FDA and the respective counterpart regulatory agencies of the EU. We have put into practice all of these recommendations to aid and assure "top quality" preparations of each allo stem cell biological solution therapy batch. In addition, many other specimens, samples of each stem cell transplant(s) prepared by the Company are kept in liquid nitrogen at its laboratories, pursuant to U.S. FDA regulations.

Research and Development

Together with its affiliate in the Ukraine, the Company currently has a number of related projects that are under development. They are as follows:

1. **Artificial organs** with stem cell transplants prepared by our method of primary cell culture are used with a bio-polymer base to produce artificial organs. All stem cell transplants could be turned into an artificial organ. (Individual specific organs that are grown outside of the human body)

2. **Biologically enhanced bio-polymer materials for surgery:**

   - Bio-degradable biopolymers used together with an osteogenetic combination of stem cell transplants.
   - Foam hydro gel used together with a chondrogenetic combination of stem cell transplants.
   - Foam hydro gel used together with a soft tissue combination of stem cell transplants.

3. **Topological stem cell transplants for burn victim patients and cosmetic surgery.**

Marketing and Promotion

The Company intends to offer the Clients a compelling and personalized value proposition. The Company seeks to increase the number of Clients that make a purchase, to encourage repeat visits and purchases and to extend Client retention. Loyal, satisfied Clients also generate word-of-mouth advertising and awareness, and are able to reach thousands of other Clients and potential Clients because of the reach of on-line communication. The Company plans to employ a variety of media, program and product development, business development and promotional activities to achieve these goals.

Our marketing strategy will emphasize some basic directives to keep us focused on our business model.

The Plan and its implementation are described below:

The Company's clinics will be used as labs to develop the stem cell transplantation therapies, be a training facility for other doctors and a base for our Tele-Medicine and web based Support Application.

Our goal is to cause the medical practitioners and clinics to network together and propose stem cell transplantation to their patients as an alternative regenerative medical procedure.

Many of our future patients may be totally unaware of the existence of stem cell transplantation as a treatment and its many benefits.

- Many of them are desperately seeking alternative treatment for their diseases, or have already given up hope, as modern medicine failed them.

- Many have formed groups or joined organizations, which are seeking help.

- Many are looking for anti-aging therapies and need to be aware of the advantages of stem cell transplantation in this context.

Our marketing department will set up and link websites in cooperation with known Net medical communication experts, such as NUVIS (www.nuviscorp.com), the European affiliate of the P\S\L Group (www.pslgroup.com.) the Genetics Policy Institute (www.genpol.org) We estimate that over one million physicians read their sites every month.

Our marketing team will establish contact with existing patient organizations. This direct marketing approach will be done on a country-by-country basis, starting with Germany, which will be a springboard into Europe and other countries, especially the USA.

Marketing will be able to work directly with local specialists, ensuring an efficient and rapid introduction in each country with their own specificities.

Our website is connected to various internet 'Search Engines' in order to maximize exposure.

In conjunction with accredited specialists in IT, we will set up a complete across-the-board computer-controlled logistics data bank system.

This system will cover the steps of the process from order thru manufacture, delivery and treatment, concluding with follow-up records, always assuring patient privacy. Patient and physician will also be able to trace the procedure of timing and shipping for their own preparations on the Internet.

Doctor and Clinic Support Services

The Company believes that a key objective is an ability to establish and maintain long-term relationships with its doctors and clinics throughout the world. The Company's planned team of customer support and service personnel will be responsible for handling the education and training of doctors on our SCT therapies and procedures. Doctor and clinic inquiries and support will be addressed as part our global operations. The Company plans to offer "Toll Free" phone numbers and through the our website a Physician or patient can research available therapies and how to contact us. The Company plans to automate certain tools used by its Customer Support and Service staff and intends to actively pursue enhancements to and further automation of its Customer Support, Service and Operations.

Pricing

Our stem preparations are priced at competitively with others in our industry, reflecting pricing which has been the same as it has been in Germany for the past approximate 10 years.

The complex approach to stem cell transplantation is based upon cleansing and detoxification and balancing of all metabolic processes, whereby the patient will be prepared to accept the stem transplants for their maximum healing effects.

Competition

Industry competition is fierce in the area of research and development for the clinical applications of human stem cells. However, actual treatment of patients is today virtually non-existent, especially in the field of stem cell transplant technology for medical treatments. There are other companies that are working with adult stem cells and cloning technologies. To date, however, they have not produced any viable or available treatments. They are all currently in the research and development stages only or in clinical trials with animals only and are not producing any significant revenue.

The Company is currently earning revenue from stem cell sales outside the United States since 2005 and is strictly focused on transplant technology. Other highlights include:

Regulation

As the technological milestones for stem cell transplantation have been announced, governments have begun to impose regulation. Many developed countries have now drawn up legislation or codes, or signed up to Conventions, regulating the creation and use of embryonic stem cells. Some regimes have already been shown to be lagging behind the technology.

From a regulatory viewpoint stem cell transplant represents a very unique 'product', which really is not a "product" at all, because it does not fulfill the legal definition of a medicinal "product". U.S. FDA's regulations label live cell transplants as 'products', while under German law they are classified neither as 'drugs' nor as 'medications' ('arzneimittel' in German), because:

- they are individually prepared for each patient,
- they are for one time use only, by implantation on a pre-determined date,
- the implantation is carried out by a physician who wrote a prescription for the stem cell transplants used,
- stem cell transplants have no 'shelf-life', and
- they are not distributed through the usual channels.

The response of many governments to reproductive cloning is a complete ban. Approaches to therapeutic cloning vary quite widely. The United States presidency and various European bodies and institutions are taking a restrictive approach to embryonic stem cells, while the United Kingdom has passed relatively permissive legislation.

United State's regulation falls into two main areas; control of federal funds for research, and the broader question of regulation of the activities themselves. Following an announcement by President Bush on August 9, 2001, United States federal funds became available only for stem cell research on embryonic cell lines already in existence. Before that, more liberal National Institutes of Health Guidelines had recommended that funds were to be available for the creation and use of stem cells from spare IVF embryos. The 64 embryonic cell lines identified by US officials as already being in existence, and therefore a suitable subject for federally funded research, were generated by various institutes in the United States, Sweden, Australia, India, and Israel.

Separately from the funding issue, the regulation of embryonic stem cell research is being actively considered by the US Government. On July 31, 2001, the House of Representatives voted for a broad ban on human cloning that would prohibit cloning for research purposes as well as for reproduction. The resulting law imposes heavy financial penalties and terms of imprisonment on those who generate cloned embryos, would affect both privately funded and NIH-supported research. Fortunately, the Company's lines of allo transplants are outside of this regulation.

In Germany, "Bundesverfasssungsgericht", the highest level of German Supreme Court, on February 16, 2000, by its decision in the case number 1 BvR 420/97, re-affirmed the original approval of therapeutic use of cell allo-transplantation from early fifties.

This German decision had serious implication for the remainder of the European Community as well. Under the European Community Council Directives, all Member States of EC are obliged to accept laws and regulations of other member States of European Community dealing with medical therapeutics for human use, and that includes stem cell transplantation.

All applicable regulations of PHS, and EU Directives, were incorporated in our manufacturing technology, and that was of enormous importance in order to attain the heretofore unknown 'state-of-art' level of safety of stem cell transplantation.

The European Community Council's Directives are in harmony with this German legal concept, and thus European Community Member States do not classify stem cell allo and/or xeno-transplants as 'products' either.

Legal Proceedings

The Company is not involved in any legal proceedings and is not aware of any pending or threatened claims.

The Company expects to be subject to legal proceedings and claims from time to time in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by the Company and its licensees such claims, even if not meritorious, could result: in the expenditure of significant financial and managerial resources.

Intellectual Property

The Company is pursuing the registration of its trademark and service mark in the U.S. and internationally, and has applied for the registration of certain of its trademarks and service marks. Effective Patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's products and services are made available.

There is no assurance that the steps taken by the Company to protect: its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's copyrights, trademarks, trade dress and similar proprietary rights. In addition, there is no assurance that other parties will not assert infringement claims against the Company.

Employees

As of December 31, 2005, the Company employed eight full-time employees. The Company also employs independent contractors and other temporary employees in its operations and finance and administration departments. None of the Company's employees is represented by a labor union, and the Company considers its employee relations to be good. Competition for qualified personnel in the Company's industry is intense, particularly among Doctors and other technical staff. The Company believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel.

Company History

Stem Cell Therapy International, Inc. was originally incorporated in Nevada on December 28, 1992 as Arklow Associates, Inc.. The Company changed its name several times and on October 5, 2005 changed its name to Stem Cell Therapy International, Inc. to reflect the business of the Company.

Stem Cell Therapy International Corp. (" Florida Head Quarter") was organized in Nevada in November 2004 for the principal purpose of establishing stem cell transplantation clinics and marketing. Pursuant to a Reorganization and Stock Purchase Agreement dated as of September 1, 2005, among Stem Cell Therapy International, Inc. (then Altadyne, Inc.) and Stem Cell Therapy International Corp., the Company acquired (the "Acquisition") from the shareholders of Stem Cell Therapy Corp all of the issued and outstanding equity interests of Stem Cell Therapy Corp and Stem Cell Therapy Corp became a wholly-owned subsidiary of the Company. As consideration for the Stem Cell Therapy Corp Shares, the Company issued 25,000,000 shares of common stock to the shareholders. After the Acquisition, the Company continued the operations of Stem Cell Therapy Corp as its primary operating business.

RISK FACTORS

The following risk factors should be considered carefully in evaluating the Company, its business, condition and prospects (financial and otherwise). These risk factors are not necessarily exhaustive and additional risk factors, if any, may be material or have significance to an individual investor. Many investment opportunities involve risk factors or a risk of loss and the existence of the normal and certain extraordinary risks.

Use of forward-looking language; Forecasts unreliable: All statements, trend analysis and other information contained in this document relative to markets for the Company's products and trends in net sales, gross margin and anticipated expense levels, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect" and "intend" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ materially from those contained in the forward-looking statements.

Limited operating history; Accumulated deficit; Anticipated losses: The Company commenced operations upon execution of an exclusive global Licensing Agreement with Institute of Cell Therapy (ICT). Accordingly, the Company has a limited operating history on which to base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. Nonetheless, there is no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

Unpredictability of future revenues; Potential fluctuations in quarterly operating results; Seasonality; As a result of the Company's limited operating history and the emerging nature of the biotechnological markets in which it competes, the Company is unable to accurately forecast its revenues. The Company's current and future expense levels are based largely on its investment plans and estimates of future revenues and are to a large extent fixed and expected to increase.

Sales and operating results generally depend on the volume of, timing of and ability to fulfill the number of orders received for the biological solution and the number of patients treated which are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to the Company's planned expenditures would have an immediate adverse effect on the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions which could have a material adverse effect on its business, prospects, financial condition and results of operations.

The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include (i) the Company's ability to retain existing patients, attract new patients at a steady rate and maintain patient satisfaction, (ii) the Company's ability to manage its production facility and maintain gross margins, (iii) the announcement or introduction of new treatments and/or patents by the Company and its competitors, (iv) price competition or higher prices in the industry, (v) the level of use of the Internet and on-line patient services, (vi) the Company's ability to upgrade and develop its systems and infrastructure and attract new personnel in a timely and effective manner, (vii) the level of traffic on the Company's website, (viii) technical difficulties, system downtime, (ix) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, (x) governmental regulation, and (xi) general economic conditions.

Management of potential growth: Limited senior management resources: The Company's goal is to rapidly and significantly expand its operations to address potential growth and market opportunities.

This expansion is expected to place a significant strain on the Company's management, operational and financial resources. The Company anticipates a need to hire new employees including senior management, key managerial, technical and operations personnel who will have to be fully integrated into the Company, operational and financial systems, procedures and controls, and to expand, train and manage its already growing employee base.

The Company also will be required to add finance, administrative and operations staff. Further, the Company's management will be required to maintain and expand its relationships with Affiliate Treatment Clinics and Medical Facilities, University Labs, Private Labs and Treating Physicians globally.

There is no assurance that the Company's planned personnel, systems, procedures and controls will be adequate to support the Company's future operations, that the management will be able to hire train, retain, motivate and manage required personnel or that Company management will be able to successfully identify, manage and exploit existing and potential market opportunities. If the Company is unable to manage growth effectively, its business, prospects, financial condition and results of operations will be materially adversely affected.

Dependence on key personnel; Need for additional personnel: The Company's performance is substantially dependent on the continued services and on the performance of its senior management and other key personnel, particularly the Company's Chairman/CEO, Calvin C. Cao, Chief Financial Officer, Daniel J. Sullivan**,** and U.S. Chief Operations Officer, Peter K. Sidorenko**.** The Company's performance also depends on the Company's ability to employ, retain and motivate its other officers and key employees. The loss of the services of any of its executive officers or future key employees could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. The Company has long-term employment agreements with its executive officers and maintains "key person" life insurance policies. The Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate other highly skilled doctors, scientists, qualified PhD's, technical, managerial, marketing and customer service personnel. Competition for such personnel is intense, and there is no assurance that the Company will be able to successfully attract, assimilate or retain sufficiently qualified personnel. The failure to retain and attract the necessary doctors, scientists, qualified PhD's, technical, managerial, marketing and customer service personnel could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

Competition: We believe that the Company currently possesses a critical competitive edge, as we are unaware of any competitor that can claim the same degree of expertise in the manufacturing process and cryo preservation process of allo stem cell biological solution and other products. These patented procedures have been used for treatments that has saved lives and minimized the disability of patients, particularly those declared beyond the help of current modern medicine.

The Company believes that the principal competitive factors in its market are its brand name recognition, its professional level Medical and Scientific Advisory Board, the selection process for patients to be treated, personalized services, its Business Advisory Board, its Business Development Advisors (for other countries), strategic partnerships and alliances, patient convenience and accessibility to different treatment facilities. There is no assurance that the Company will be able to compete successfully against current and future competitors, and competitive pressures faced by the Company may have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, prospects, financial condition and results of operations. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company.

Trademarks and proprietary rights: The Company regards its copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as important, and critical to its success. In addition, certain aspects of trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees may be relied upon to protect its proprietary rights. The Company is pursuing the registration of its trademarks and service marks in the U.S. and internationally, and has applied for the registration of certain of its trademarks and service marks. Effective trademark, service mark, copyright and trade secret protection may not be available in every country. The Company expects that it may license in the future certain parts of its proprietary rights, such as trademarks or copyrighted material, to third parties.

There is no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's copyrights, trademarks, trade dress and similar proprietary rights. In addition, there is no assurance that other parties will not assert infringement claims against the Company. The Company is not currently aware of any legal proceedings pending against it.

Governmental regulation and legal uncertainties: The Company is subject to regulation by domestic and foreign governmental agencies with respect to many aspects of stem cell transplantation. In addition, new legislation or regulation could occur. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company's business, or the application of existing laws and regulations to stem cell transplantation technology could have a material adverse effect on the Company's business, prospects, financial condition and results or operations.

Control of the Company: The Company's founders; Mr. Calvin Cao, Global Capital Corp, together with Institute of Cell Therapy and the balance of the Company's management, hold at least 51% percent of the outstanding voting power of the Company. As a result, the founders and management will be able to (i) elect, or defeat the election of, any of the Company's directors, (ii) amend or prevent amendment of the Company's Restated Articles of Incorporation or Bylaws, or (iii) affect or prevent a merger, sale of assets or other corporate transaction.

The extent of ownership by the founders and the management may have the effect of preventing a change in control of the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could have an adverse effect on the market price of the Common Stock.

No assurance of public market for Common Stock, Possible lack of market makers; Volatility. Although the Company's stock is currently quoted on the pink sheets, there is no assurance that a public trading market will continue or develop for the Common Stock. There is also no assurance that the existing trading or any such future market will be characterized as active.

Development of an active trading market for the Company's Common Stock may depend upon the interest of securities market makers and the investing public which may depend in turn on the Company's revenues and profits. The prices of securities of companies which are in limited supply in the public securities markets, which could describe the Company, are typically volatile.

Possible negative effect of Common Stock available for future sale: A substantial component of the Common Stock issued by the Company is "restricted stock" as defined in SEC Rule 144, promulgated under the Securities Act of 1933. The offer of a significant number of restricted shares of Common Stock in the future in the public market, at or about the same time pursuant to Rule 144 or pursuant to a subsequent registration statement under the Securities Act of 1933 could have a depressive effect on the public market price of the Company's common stock.

Trading limitations on stock at a market price of less than $5.00 per share: Management cannot predict the market price of the Common Stock in the public market. At any time that the market price is less than $5.00 per share, certain larger stock brokerage firms may prohibit purchase or sale of the Shares within their clients' accounts.

All securities brokerage firms effecting purchase orders for clients in the Company's common stock at a time when the common stock has a market bid price of less than $5.00 per share are required by federal law to send a standardized notice to such clients regarding the risks of investing in "penny stocks", to provide additional bid, ask and broker compensation and other information to the patients and to make a written determination that the Company's common stock is a suitable investment for the client and receive the client's written agreement to the transaction, unless the client is an established client of the firm, prior to effecting a transaction for the client. These business practices may inhibit the development of a public trading market for the Compay's common stock during periods that the price of the common stock in the public market is less than $5.00 by both limiting the number of brokerage firms which may participate in the market and increasing the difficulty in selling the Company's common stock.

Dependence on License Agreement. Our business depends on our relationship with ICT who is the principal supplier of stem cell biological solution that we use with our patients and clients. Although we believe that alternative sources of product are available, the loss of this supplier would have a material adverse effect on our business, financial condition and results of operations.

Loss of Financing. We cannot guarantee that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. Even if we are able to expand our business, we cannot provide certainty that we will be successful or that investors will derive a profit from an investment in our equity.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS OF STEM CELL THERAPY INTERNATIONAL, INC. AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS FILING. STATEMENTS IN THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION AND ELSEWHERE IN THIS REGISTRATION STATEMENT THAT ARE NOT STATEMENTS OF HISTORICAL OR CURRENT FACT CONSTITUTE "FORWARD-LOOKING STATEMENTS."

The following management discussion should be read together with the Stem Cell Therapy International, Inc. financial statements included in this registration statement See "Index to Financial Statements" at page F-1. Those financial statements have been prepared in accordance with generally accepted accounting principles of the United States of America.

General Overview

Stem Cell Therapy International, Corp. (the "Company") was incorporated in Nevada on October 5, 2004. The Company's executive management team are: Calvin C. Cao, Chairman and Chief Executive Officer, Daniel J. Sullivan, Chief Financial Officer, and Peter K. Sidorenko, Chief Operating Officer. The Company also has the following non-executive officers: Dr. Yuriv Gladkikh, Chief Scientist, Dr. Galina Lobyntseva, Chief of Manufacture, Sergei Martynenko Director of Clinic in Kiev, Dr. Vladimir Gladkikh, Medical Director, and Dr. Dimitriy Lobyntsev, Director of Research.

Stem Cell Therapy International, Inc. is involved in research and development within the field of regenerative medicine. SCTI provides allo stem cell biological solutions that are currently being used in the treatment of patients suffering from degenerative disorders of the human body. The Company has established agreements with highly specialized, professional medical treatment facilities around the world in locations where Stem Cell Transplantation (SCT) therapy is approved by the appropriate local government agencies.

The Company intends to provide these biological solutions containing allo stem cell products also in the United States to universities, institutes and privately funded laboratory facilities for research purposes and clinical trials.

The Company will initially devote most of its efforts toward organization and fund raising for planned clinics and patient operations and limited revenues have been generated from any such operations. The Company has experienced recurring losses from operations since its inception and as at December 31, 2005, Stem Cell Therapy International, Inc. has had a working capital deficit of $92,412 and an accumulated deficit from operations of $90,823. As noted in the independent audit report for the audited Stem Cell Therapy International, Inc. financial statements for the year ending 2005 , these factors raise doubt about the ability of the Company to continue as a going concern. Realization of the Company's business plan is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. This is because we have not generated substantial revenues since inception. Our only other source for cash at this time is through investments or loans from management. We must raise cash to implement our project and stay in business.

Critical Accounting Policies

The accounting policies of the Company are in accordance with generally accepted accounting principles of the United States of America, and their basis of application is consistent. Outlined below are those policies considered particularly significant:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Common stock transactions for services are recorded at either the fair value of the stock issued or the fair value of the services rendered, which ever is more evident on the day that the transactions are executed. The certificates must be issued subsequent to the transaction date.

Revenue is recognized upon delivery of goods where the sales price is fixed or determinable and collectibility is reasonably assured. Revenue is not recognized until persuasive evidence of an arrangement exists. Advance customer payments are recorded as deferred revenue until such time as they are earned.

Research and development costs are charged to operations when incurred and are included in operating expenses. The Company had no research and development expenses for the nine months ended December 31, 2005 and the period December 2, 2004 (date of inception) through December 31, 2005, or for the three months ended March 31, 2006.

Results of Operations

As of December 31, 2005 and for the nine months ended December 31, 2005

We had sales of $50,934 during the nine months ended December 31, 2005, with a cost from ICT for the stem cell biological material delivered of $34,600 during the period.   Our net loss for the period was $256,022, which reflects primarily selling, general and administrative expenses. Sales reflected treatment of 2 patients during the period at our clinical facility in Kiev, Ukraine. As our operations only commenced in December 2004, there is no prior period for comparison.

Gross margins for the nine months ended December 31, 2005 was 32.0%. We anticipate comparable margins on future patient services and delivery of our stem cell biological products.

December 2, 2004 (date of inception) through December 31, 2005

Operations for the period from inception on December 2, 2004 as compared to the nine month numbers set forth above is identical other than an increase in selling, general and operating expenses of approximately $26,281 for the additional one month period, increasing our net loss to $282,263 for the period. Revenues, cost of sales and gross margin were identical.

Liquidity and Capital Resources

The Company's financial statements have been prepared assuming that the Company will continue as a going concern. For the nine months ended December 31, 2005 and the period since December 2, 2004 (date of inception) through December 31, 2005, the Company has had a net loss of $256,022 and $282,263, respectively and cash used by operations of $124,180 and $154,887, respectively, and negative working capital of $92,412 at December 31, 2005. As of December 31, 2005, the Company has not emerged from the development stage. In view of these matters, recoverability of recorded asset amounts shown in the accompanying financial statements is dependent upon the Company's ability to begin operations and to achieve a level of profitability. Since inception, the Company has financed its activities principally from shareholder advances and some relatively minor sales of equity securities (as set forth below). The Company intends on financing its future development activities and its working capital needs largely from the sale of equity securities until such time that funds provided by operations are sufficient to fund working capital requirements.

Capital Stock

In June 2005, the Company issued 22,500,000 shares of common stock to R Capital Partners, Inc., a Nevada corporation, in connection with the acquisition of the Company by R Capital Partners. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

Effective September 1, 2005, the Company (then named Altadyne, Inc.) entered into a Reorganization and Stock Purchase Agreement (the Agreement) with Stem Cell Therapy International Corp., a Nevada corporation ("Florida Head Quarter"). At that point, the Company had no assets, liabilities or ongoing operations. Under the terms of the agreement, Altadyne acquired 100% of the issued and outstanding shares of common stock of Stem Cell Therapy International Corp in a non-cash transaction and Stem Cell Therapy International Corp became a wholly-owned subsidiary of Altadyne. Subsequent to the merger, Altadyne changed its name to Stem Cell Therapy International, Inc. In connection with the acquisition of Stem Cell Therapy International Corp , R Capital Partners transferred a component of their shares to shareholders of Stem Cell Therapy International Corp and the Company issued and delivered an additional 10,449,196 shares. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

On September 15, 2005, the Company issued 329,000 shares to Westminster Securities Corporation in consideration for services in arranging the acquisition of Altadyne. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

On September 15, 2005, the Company issued 500,000 shares of Series A Preferred Stock to RHL Management Corp., an accredited investor, in consideration for $25,000. The Series A Preferred Stock is convertible into common stock on a one for one basis after a certain waiting period. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

On February 2, 2006, the Company issued 120,000 shares to certain employees of Westminster Securities Corporation in connection with the termination of an agreement between the Company and Westminster. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

On February 2, 2006, the Company issued a total of 70,000 shares to six consultants who assisted the Company on the medical advisory board or who performed other medical services on behalf of the Company. These shares were valued as of the date the services were performed for total consideration of $85,100. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

On February 2, 2006, the Company issued a total of 44,234 to a public relations firm engaged by the Company for services performed valued at a total of $37,000. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company leases office space and office equipment under an operating lease on a month-to-month basis. The terms of the lease agreement require 30 days written notice to terminate the lease.

Rent expense amounted to $15,874 and $19,314 for the nine months ended December 31, 2005 and the period from December 2, 2004 (Date of Inception) through December 31, 2005.

The Company is not involved in investments in (i) real estate or interests in real estate, (ii) real estate mortgages, and (iii) securities of or interests in persons primarily engaged in real estate activities, as all of its land rights are used for production purposes.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table shows the beneficial ownership of Stem Cell Therapy International, Inc. common stock as of March 31, 2006. The table shows each person known to us who owns beneficially more than five percent of the outstanding common stock of Stem Cell Therapy International, Inc. based on 33,563,234 shares being outstanding as of March 31, 2006, and the total amount of common stock of Stem Cell Therapy International, Inc. owned by each of its Directors and Executive Officers and for all of its Directors and Executive Officers as a group.

IDENTITY OF PERSON OR GROUP	ACTUAL AMOUNT OF SHARES OWNED	ACTUAL PERCENT OF SHARES OWNED	CLASS
Global Capital Corp. 2203 N. Lois Avenue, 9th Floor Tampa, FL 33607	4,000,000	11.9%	Common
Institute of Cell Therapy c/o Alan Brutten, Attorney at Law 1341 Ocean Parkway Brooklyn, NY 11230	5,000,000	14.9%	Common
Thuy-Van Chau 2203 N. Lois Avenue, 9th Floor Tampa, FL 33607	3,000,000	8.9%	Common
Vivian Cao Irrevocable Trust 2203 N. Lois Avenue, 9th Floor Tampa, FL 33607	2,000,000	6.0%	Common
Christopher Cao Irrevocable Trust 2203 N. Lois Avenue, 9th Floor Tampa, FL 33607	2,000,000	6.0%	Common
Calvin C. Cao 2203 N. Lois Avenue, 9th Floor Tampa, FL 33607	11,000,000 (1)	17.9%?	Common
Daniel J. Sullivan 2203 N. Lois Avenue, 9th Floor Tampa, FL 33607	200,000	0.6%%	Common
Peter K. Sidorenko 2203 N. Lois Avenue, 9th Floor Tampa, FL 33607	0	0.0%	
M. Richard Cutler c/o Cutler Law Group 3206 West Wimbledon Dr Augusta, GA 30909	2,674,196 (2)	7.9%	
RHL Management, Inc. c/o Cutler Law Group 3206 West Wimbledon Dr Augusta, GA 30909	500,000	100%	Series A Preferred Stock

Officers and Directors as a Group (three persons)	11,200,000	34.4%	Common

(1)   Consists of 4,000,000 shares held by Global Capital Corp., 2,000,000 shares held by Vivian Cao Irrevocable Trust and 2,000,000 shares held by Christopher Cao Irrevocable Trust and 3,000,000 shares held by Thuy-Van Chau.

(2)   Consists of 1,292,259 shares held by Cutler Law Group and 1,381,937 shares held by R Capital Partners, Inc.

Beneficial Ownership of Securities: Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, involving the determination of beneficial owners of securities, includes as beneficial owners of securities, any person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has, or shares, voting power and/or investment power with respect to the securities, and any person who has the right to acquire beneficial ownership of the security within sixty days through means including the exercise of any option, warrant or conversion of a security.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following table sets forth the names and ages of our current directors and executive officers, their principal offices and positions and the date each such person became a director or executive officer. The Board of Directors elects our executive officers annually. Our directors serve one-year terms or until their successors are elected and accept their positions. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships or understandings between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

Name of Director or Executive Officer	Age	Current Position and Office
Calvin C. Cao	39	Chief Executive Officer, President and Chairman
Daniel J. Sullivan	50	Chief Financial Officer and Director
Peter K. Sidorenko	50	Chief Operating Officer

Chairman and Chief Executive Officer - <u>Calvin Cao:</u>

Calvin Cao founded Stem Cell Therapy International Corp., Tampa, Florida in 2004. After graduating from the University of South Florida in 1991, with a BSEE degree in electrical engineering, Mr. Cao launched Cao Computer Technology, Tampa, FL, a company that provides engineering and business technology strategy, product development and designing mission-critical enterprise systems. The company has provided services for large businesses and universities as well as state and local governments. He ran that company until 1996, when it merged with International Net Corp, Tampa, FL, which is a worldwide distributor of IT products and other high-quality electronic products; of which Mr. Cao was also a co-founder. As president and Chief Operating Officer of International Net, he was engaged in mergers and acquisitions as well as raising capital until 1999 when he sold his shares back to the company.

In the same year, he formed Micronet Capital Corp., an investment-banking firm that specialized in helping start-up companies with private placements, M&A and other financial services. In 2004, Micronet Capital Corp. merged with Global Capital Corp. to better position and reflects the global presence of its services and offerings. Global Capital Corp. remains in operation.

In 2004, Mr. Cao co-founded Vein Associates of America, Inc., which is the parent company of a chain of vascular clinics called Vein Associates, PA, headquartered in Heathrow, FL. Vein Associates specializes in the diagnosis and non-surgical treatment of hemorrhoids, varicose and spider veins using minimally invasive procedures.

In 2005, Mr. Cao decided to dedicate his energies to working full time with SCTI Corp.

Chief Financial Officer and Director - Daniel J. Sullivan

Mr. Sullivan is a senior financial executive with 25 years of industry experience.

After graduating from San Diego State University in 1980, in January 1981 Mr. Sullivan became an Accountant at KPMG Peat Marwick in Costa Mesa, California where he became a manager in 1985 and left in September 1986. From September 1986 through November 1987, Mr. Sullivan was Controller for Security Etch International, Inc. in Irvine, California, a manufacturer of automobile security devices. From November 1987 until October 1988, Mr. Sullivan was a Manager at Wurth and Company in Orange, California, a certified public accounting firm. From October 1988 through February 1993, Mr. Sullivan was Vice President and Chief Financial Officer of Trillium Management, Inc., in Los Angeles, California, a $75 million trailer manufacturer and truck/trailer leasing company, which was acquired by Oshkosh Truck Corporation in Oshkosh, Wisconsin, a $60 million freight trailer manufacturer, where Mr. Sullivan remained as Chief Financial Officer. From February 1993 through February 1994, Mr. Sullivan was Chief Financial Officer for Bitec Southeast, Inc. in Tampa, Florida, and industrial and medical gases and welding equipment distributor. From February 1994 until November 1995, Mr. Sullivan was Chief Financial Officer for Quality Products, Inc. in Tampa, Florida, a holding company with industrial machinery manufacturing, steel service and consumer products operations. From November 1995 through November 1997, Mr. Sullivan was Chief Financial Officer for Stacey's Buffet, Inc. in Largo, Florida, a public buffet restaurant chain. From November 1997 through October 2003, Mr. Sullivan was Chief Financial Officer for Selective HR Solutions, Inc., a professional employer organization. In November 2003 Mr. Sullivan joined Skylynx Communications, Inc. in Sarasota, Florida as Chief Financial Officer, a start-up public wireless communications company, where he remains today.

Chief Operating Officer – United States Operations – <u>Peter K. Sidorenko</u>:

With more than 25 years of Regional, National and International management experience, Chief Operating Officer Peter Sidorenko is in charge of all U.S. operations for SCTI. He brings to this position a varied background of experience with such world-class Fortune 500 organizations as IBM, Dow Jones/Telerate, AT&T Bell Labs, WorldCom/MCI and Citicorp.

Mr. Sidorenko has also been involved in a number of medical and hi-tech start-up companies.

Other Officers

Stem Cell Therapy International has also appointed the Director of the ICT and four leading international scientists in the field of stem cell transplantation therapy to the company's Management Organization:

Sergei Martynenko, Senior Administrator and Director of the clinic in Kiev, Ukraine. Mr . Martynenko' organizational, administrative and communications skills provide a vital link of information and technology exchange between the Kiev based manufacturing, research and development facility and the SCTI affiliated patient treatment facility.

Dr. Yuriv Gladkikh Chief of Scientist: A graduate of the Kiev Medical Institute of A.A. Bohomolets, Dr. Gladkikh. has worked in Europe and Asia in the field of management and organization of health protection, as well as research in cryobiology and cryo-medicine, internal diseases, virology, quantum, cell and tissue therapy, modern methods of diagnostics and laboratory researches, epidemiology and infectious diseases.

Dr. Galina Lobyntseva, Chief of Manufacture: A graduate of Kharkov State University with a specialty in genetics, Dr. Lobyntseva has been in the forefront of research in embryonic hemopoitic cells and work on methods for long-term storage of the cells at low temperatures. She has been working with Cryobiology and Cryomedicine at the National Academy of Sciences of the Ukraine since its foundation in 1972. Ms. Lobyntseva has received 15 authors' certificates and patents. Dr. Lobyntseva is also responsible for the Quality Control, testing and Quality Certification of every dose of the allo stem cell biological solution.

Dr. Dimitriy Lobyntsev, Director of Research: A graduate of the Odessa Academy of Cold with a specialty in cryogenic technique and technologies, Dr. Lobyntsevis the author of five patents in the Ukraine and co-author of volume one of "Human Stem Embryonic Hemopoitic Cells. Theory and Clinical Practice."

Dr. Vladimir Gladkikh, Medical Director: A graduate of the Vinnitsa National Medical University with a specialty in surgery, Dr. Gladkikh is engaged in research in the field of vascular surgery.

Scientific and Medical Advisory Board - United States and Mexico

       The Company has also engaged the following persons to assist as part of its Scientific and Medical Advisory Board:

--   **Dr. Nicholas Kipshidze, MD., Ph. D.** – Lenox Hill Hospital, NYC

--   **Dr. Weiwen Deng, MD., Ph.D.** – Research Instructor, Tulane University, LA

--   **Dr. Alexey Bersenev, MD., Ph.D.** - Thomas Jefferson University, PA

--   **Igor Katkov, Ph.D.** - Project Scientist, Level V, UCSD & Burnham Institute, La Jolla, CA

--   **Dr. Salvador Vargas, MD.,** - Betania West Institute, Tijuana, Mexico

--   **Dr. Luis Jorge Quintero, MD.,** - Neurosurgery, Tijuana, Mexico

--   **Dr. Nikita Tregubov, MD.,** - Internal Medicine, Walter Reed Army Institute of Research, Seminole, FL

ITEM 6. EXECUTIVE COMPENSATION.

Summary Compensation Table

The following table sets forth the total compensation paid to or accrued, during the fiscal years ended December 31, 2005 to Stem Cell Therapy International, Inc.'s highest paid executive officers.   No restricted stock awards, long-term incentive plan payout or other types of compensation, other than the compensation identified in the chart below, were paid to these executive officers during that fiscal years.

Name and Position	YEAR	Annual Compen-sation Salary ($)	Annual Compen-sation Bonus ($)	Other Annual Compen-sation	Compen-sation Restricted Stock	Long Term Compen-sation Options	LTIP Payouts	All Other (1)
Calvin Cao, Chief Executive Officer and Chairman	2005	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Daniel Sullivan, Director and Chief Financial Officer	2005	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Peter Sidorenko, Chief Operating Officer	2005	NIL	NIL	NIL	NIL	NIL	NIL	NIL

 (1) All other compensation includes health insurance and life insurance plans or benefits, car allowances, etc. The Company may omit information regarding group life, health, hospitalization, medical reimbursement or relocation plans that do not discriminate in scope, terms or operation, in favor of executive officers of directors of the registrant and that are available generally to all salaried employees.

LTIP: "Long-Term Incentive Plan" means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to financial performance of the Company or an affiliate, the Company's stock price, or any other measure, but excluding restricted stock, stock option and Stock Appreciation Rights (SAR) plans.

The Company has no Long-Term Incentive Plan and has made no Long-Term Incentive Plan payouts The Company has granted no bonuses to any of its employees since inception.

Calvin Cao, Chairman & CEO – was paid no compensation in 2005 for his services as Chairman and Chief Executive Officer. His expected initial level of normal cash compensation for those services per year will be determined by a comparable salary based on industry standards.

Daniel J. Sullivan, CFO – was paid no compensation in 2005 for his services as CFO. His expected initial level of normal cash compensation for services per year will be determined by a comparable salary based on industry standards.

Peter K. Sidorenko, U. S. COO – was paid no compensation in 2005 for his services as COO-Europe. His expected initial level of normal cash compensation for services per year will be determined by a comparable salary based on industry standards.

The rest of the employees of the Company were paid no compensation in cash and only marginal stock compensation, in 2005 for their services. The expected initial level of normal cash compensation for services per year will be determined by a comparable salary based on industry standards.

Stock Option Grants

As of the date hereof, the Company has not made any stock option grants to any of its officers, directors or employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

At inception the Company accepted the business contacts, contracts and services of the Founders. The Board of Directors, composed at that time of **Global Capital Corp.** At the time of issue, the Company had no business, properties or operations and, accordingly, its Common Stock had no ascertainable value. The effective price per share at which the Common Stock was issued to **Global Capital Corp.** was $.001.

The Company has received funding from Calvin Cao in the total amount of $48,378 at December 31, 2005 to assist with its financial obligations. These advances are non-interest bearing, unsecured and due on demand.

The Company has also received funding totaling $224,582 at December 31, 2005 from Global Capital Corp. for funding of the Company's operations. The note is non-interest bearing and unsecured.

The above terms and amounts are not necessarily indicative of the terms and amounts that would have been received had comparable transactions been entered into with independent party.

ITEM 8. DESCRIPTION OF SECURITIES.

The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of the Articles of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

Common Stock

The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. There are presently 33,563,234 shares of common stock issued and outstanding as of March 31, 2006 and 500,000 shares of Series A preferred stock..

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore.

In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Preferred Stock

There are currently 500,000 shares of Series A preferred stock outstanding and no other shares of preferred stock. Our Board of Directors is authorized, without further action by the shareholders, to issue series of preferred stock from time to time, and to designate the rights, preferences, limitations and restrictions of and upon shares of each series including dividend, voting, redemption and conversion rights. The Board of Directors also may designate par value, preferences in liquidation, and the number of shares constituting any series. We believe that the availability of preferred stock issuable in series will provide increased flexibility for structuring possible future financings and acquisitions, if any, and in meeting other corporate needs. The rights and privileges of holders of preferred stock could adversely affect the voting power of holders of common stock, and the authority of our Board of Directors to issue preferred stock without further shareholder approval could have the effect of delaying, deferring, or preventing a change in control of the Company The board of directors has the authority to designate classes or series of preferred stock in the future with rights that may adversely affect the rights of the holders of our common stock or its market price.

Series A Preferred Stock

There are currently 500,000 shares of Series A preferred stock outstanding to one holder. The shares of Series A preferred stock have the same voting and dividend rights as common shares and are convertible on a one for one basis with the holders of the common stock. The Series A preferred stock may not be converted into common stock if such conversion would result in the holder holding more than 5% of the issued and outstanding common stock of the Company.

Dividend Policy

We do not intend to pay additional dividends on our common stock. We plan to retain any earnings for use in the operation of our business and to find future growth.

The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Under Nevada law a company is prohibited from paying dividends if the Company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the Company's total liabilities and preferences to preferred shareholders if any exceed total assets. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

Reports to Stockholders

The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934. The Company plans to furnish its stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by its independent certified public accountants.

Transfer Agent

The transfer agent and registrar for our Common Stock is Standard Transfer & Trust Company, 2980 South Rainbow Blvd., Suite 220H, Las Vegas, NV 89146.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information: Stem Cell Therapy International, Inc. common stock is quoted in United States markets in the Pink Sheets under the symbol "SCII". Stem Cell Therapy International, Inc. intends to apply to have its capital shares listed on the Over the Counter Bulletin Board ("OTCBB") or the American Stock Exchange ("AMEX").. We have not, at this time, made application to the OTCBB or AMEX. We will make such application only upon completion of this 10-SB Registration Statement and our consequent status as a reporting company under SEC rules. We will also have to meet the other qualification requirements from OTCBB and/or AMEX. However, Stem Cell Therapy International, Inc. cannot make any assurance that trading on OTCBB or AMEX will be approved.

Penny Stock Regulations: our common stock is quoted on the Pink Sheets, maintained by Pink Sheets LLC, a privately owned company headquartered in New York City, under the symbol "SCII". On April 10, 2006 the last reported sale price of our common stock was $0.74 per share. The Company's common stock is subject to provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock rule." Section 15(g) sets forth certain requirements for transactions in penny stocks, and Rule 15g-9(d) incorporates the definition of "penny stock" that is found in Rule 3a51-1 of the Exchange Act. The SEC generally defines "penny stock" to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. As long as the Company's common stock is deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors.

The following table shows the high and low per share price quotations of Stem Cell Therapy International, Inc. common stock as reported in the Pink Sheets for the periods presented. These quotations reflect inter dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. We completed our acquisition of Stem Cell Therapy Corp. in the fourth quarter of 2005. Our stock has been thinly traded.

	HIGH	LOW
2006		
Second Quarter (to April 20)	$0.75	$0.75
First Quarter	$1.00	$0.47
2005		
Fourth Quarter	$1.75	$0.45
Third Quarter	$2.70	$0.51
Second Quarter	$0.22	$0.001
First Quarter	$0.005	$0.001

Holders: As of March 31, 2006 there were approximately _____ holders of record of Stem Cell Therapy International, Inc. common stock. Many of these shares are held in street name, and consequently we have numerous additional beneficial owners.

ITEM 2. LEGAL PROCEEDINGS.

Stem Cell Therapy International, Inc. is not a party to any material legal proceedings and to the company's knowledge no such proceedings are threatened or contemplated by any party.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During the period December 4, 2004 (date of inception) through March 31, 2006 there have been no disagreements between the Company and Pender Newkirk & Company, LLP, the Company's accountants, on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure, which disagreements, if not resolved to the satisfaction of such firm, would have caused them to make reference to the subject matter thereof in their report on the Company's financial statements for such periods.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

In June 2005, the Company (then named Altadyne, Inc.) issued 22,500,000 shares of common stock to R Capital Partners, Inc., a Nevada corporation, in connection with the acquisition of the Company by R Capital Partners. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

Effective September 1, 2005, the Company (then named Altadyne, Inc.) entered into a Reorganization and Stock Purchase Agreement (the Agreement) with Stem Cell Therapy International Corp., a Nevada corporation ("Stem Cell Florida"). At that point, the Company had no assets, liabilities or ongoing operations. Under the terms of the agreement, Altadyne acquired 100% of the issued and outstanding shares of common stock of Stem Cell Florida in a non-cash transaction and Stem Cell Florida became a wholly-owned subsidiary of Altadyne. Subsequent to the merger, Altadyne changed its name to Stem Cell Therapy International, Inc. In connection with the acquisition of Stem Cell Florida, R Capital Partners transferred a component of their shares to shareholders of Stem Cell Florida and the Company issued and delivered an additional 10,449,196 shares. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

On September 15, 2005, the Company issued 329,000 shares to Westminster Securities Corporation in consideration for services in arranging the acquisition of Altadyne. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

On September 15, 2005, the Company issued 500,000 shares of Series A Preferred Stock to RHL Management Corp., an accredited investor, in consideration for $25,000. The Series A Preferred Stock is convertible into common stock on a one for one basis after a certain waiting period. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

On February 2, 2006, the Company issued 120,000 shares to certain employees of Westminster Securities Corporation in connection with the termination of an agreement between the Company and Westminster. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

On February 2, 2006, the Company issued a total of 70,000 shares to six consultants who assisted the Company on the medical advisory board or who performed other medical services on behalf of the Company. These shares were valued as of the date the services were performed for total consideration of $85,100. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

On February 2, 2006, the Company issued a total of 44,234 to a public relations firm engaged by the Company for services performed valued at a total of $37,000. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Nevada General Corporation Law provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of our company may and, in certain cases, must be indemnified by our company against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of our company and in any criminal proceeding in which such person had reasonable cause to believe his conduct was lawful. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to our company, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnification for expenses.

At present, there is no pending litigation or proceeding involving any director or officer as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any director or officer.

PART F/S FINANCIAL STATEMENTS

Set forth below

PART III

Item 1. Exhibits

The following exhibits are filed as part of this registration statement:

3.1   Articles of Incorporation of Stem Cell Therapy International, Inc., as amended

3.2   Articles of Incorporation of Stem Cell Therapy Corp.

3.3   Certificate of Designation of Series A Preferred Stock

3.4   By-laws of Stem Cell Therapy International, Inc.

10.1   Business Consulting and Services Agreement dated as of December 16, 2004 between Stem Cell Therapy International Corp. and PMS SA.

10.2   Consulting Agreement dated as of January 4, 2005 between Stem Cell Therapy International Corp. and RES Holdings Corp.

10.3   Investor and Media Relations Contract dated as of February 10, 2005 between Stem Cell Therapy International Corp. and Stern & Co.

10.4   Executive Suite Lease Agreement dated as of February 15, 2005 between Stem Cell Therapy International Corp. and Wilder Corporation.

10.5   Engagement Letter dated as of May 3, 2005 between the Company and Westminster Securities Corporation.

10.6   Reorganization and Stock Purchase Agreement dated as of September 1, 2005 between the Company (then Altadyne, Inc.), Stem Cell Therapy International Corp. and R Capital Partners, Inc.

10.7   Licensing Agreement dated as of September 1, 2005 between the Company and Institute of Cell Therapy.

10.8   Consulting Agreement dated as of September 1, 2005 between the Company and European Consulting Group, LLC.

10.9   Consulting Agreement dated as of September 1, 2005 between the Company and Global Management Enterprises, LLC.

10.10   Consulting Agreement dated as of September 1, 2005 between the Company and USA Consulting Group, LLC.

10.11   Professional Services Agreement dated as of September 7, 2005 between the Company and Bridgehead Group Limited , Inc.

10.12   Public Relations Agreement dated as of September 19, 2005 between the Company and Stern & Co.

10.13   Advisory Physician Agreement dated as of October 4, 2005 between the Company and Alexey Bersenev.

10.14   Medical and Scientific Advisory Board Member Agreement dated as of October 10, 2005, between the Company and Dr. Weiwen Deng.

10.15   Medical and Scientific Advisory Board Member Agreement dated as of October 24, 2005, between the Company and Dr. Jorge Quintero.

10.16   Medical and Scientific Advisory Board Member Agreement dated as of October 24, 2005, between the Company and Dr. Salvador Vargas.

10.17   Medical and Scientific Advisory Board Member Agreement dated as of December 2, 2005 between the Company and Dr. Igor Katkov.

10.18   Medical and Scientific Advisory Board Member Agreement dated as of December 2, 2005, between the Company and Dr. Nikita Tregubov.

10.19   Business Advisory Board Agreement dated as of December 5, 2005 between the Company and Fred J. Villella.

10.20   Business Development Advisory Agreement dated as of January 1, 2006 between the Company and Alexander Kulik.

10.21   Termination and Modification of Engagement Letter dated January 4, 2006 between the Company and Westminster Securities Corporation.

10.22   Business Consulting and Services Agreement dated January 20, 2006 between the Company and Julio C. Ferreira dba Sphaera Inte-Par.

10.23   Business Development Advisory Agreement dated as of February 7, 2006 between the Company and Gus Yepes.

10.24   Medical and Scientific Advisory Board Member Agreement dated as of April 5, 2006 between the Company and Dr. Nicholas Kipshidze, M.D.

22.   Subsidiaries: Stem Cell Therapy International Corp., a Nevada corporation

Pursuant to the requirements of section 12 of the securities exchange act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the following persons in the capacities and on the dates stated.

SIGNATURE	TITLE	DATE
/s/ Calvin Cao Calvin Cao	President, Chief Executive Officer and Director (principal executive officer)	April 24, 2006
/s/ Daniel Sullivan Daniel Sullivan	Chief Financial Officer and Director (principal financial and accounting officer)	April 24, 2006
/s/ Peter Sidorenko Peter Sidorenko	Chief Operating Officer	April 24, 2006

Financial Statements

Stem Cell Therapy International Inc.
(A Development Stage Enterprise)

As of December 31, 2005 and for
the Nine Months Ended December 31, 2005 and
For the Period December 2, 2004 (Date of Inception)
through December 31, 2005
(Unaudited)

Stem Cell Therapy International Inc.
(a development stage enterprise)

Financial Statements

As of December 31, 2005 and for
the Nine Months Ended December 31, 2005 and
For the Period December 2, 2004 (Date of Inception)
through December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm

Board of Directors
Stem Cell Therapy International Inc.
Tampa, Florida

We have reviewed the accompanying balance sheet of Stem Cell Therapy International, Inc. as of December 31, 2005 and the related statements of operations, changes in stockholders' deficit, and cash flows for the nine months ended December 31, 2005. These financial statements are the responsibility of management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has an accumulated deficit of $282,263 from inception to December 31, 2005, cash used by operations of $154,887 and negative working capital of $92,412. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Pender Newkirk & Company, LLP
Certified Public Accountants
Tampa, Florida
March 13, 2006

Stem Cell Therapy International Inc.
(a development stage enterprise)

Balance Sheet
December 31, 2005
(Unuadited)

Assets

Current assets:

Cash	$ 159,623
Prepaid expenses	80,925
Total current assets	240,548
Deposits	1,589
Total Assets	$ 242,137

Liabilities and Stockholders' Deficit

Current liabilities:

Accrued expenses	$ 60,000
Advances from shareholder	48,378
Due to related party	224,582
Total current liabilities	332,960

Stockholders' deficit:

Preferred stock; $.001 par value; 500,000	
Shares authorized and 500,000 outstanding	500
Common stock; $.001 par value; 500,000,000	
shares authorized and 33,453,913 outstanding	33,454
Additional paid-in capital	157,486
Deficit accumulated during development stage	(282,263)
Total stockholders' deficit	(90,823)
Total liabilities & stockholders' deficit	$ 242,137

See Accountants' Review Report

Stem Cell Therapy International Inc.
(a development stage enterprise)

Statements of Operations

	Nine Months Ended December 31, 2005	December 2, 2004 (Date of Inception) Through December 31, 2005
	(Unaudited)	
Sales	$ 50,934	$ 50,934
Cost of goods sold	34,600	34,600
Gross profit	16,334	16,334
Operating expenses:		
Selling, general and administrative	273,367	299,648
	273,367	299,648
Loss from operations	(257,033)	(283,314)
Other (expense) income:		
Interest income, net	1,011	1,051
Net loss before taxes	(256,022)	(282,263)
Income tax expense	-	
Net loss	$ (256,022)	$ (282,263)
Net loss per share	$ (.01)	$ (.01)
Weighted average number of common shares	23,992,024	22,384,700

See Accountants' Review Report

3

Stem Cell Therapy International Inc.
(a development stage enterprise)

Statements of Changes in Stockholders' Deficit

**For the period from December 2, 2004 (Date of Inception)
through December 31, 2005**

	Common Stock		Preferred Stock		Additional Paid-In Capital
	Shares	**Amount**	**Shares**	**Amount**	
Issuance of common stock for cash, December 2004*	11,600,000	$ 11,600	-	$ -	$
Options exercised, December 2004*	500,000	500	-	-	
Issuance of common stock and value of options for acquisition deposit, December 2004*	5,000,000	5,000	-	-	2,7
Value of options issued for services	-	-	-	-	9
Issuance of common stock for services, January 2005*	2,170,000	2,170	-	-	
Issuance of common stock for cash, January 2005*	200,000	200	-	-	
Issuance of common stock for cash, February 2005*	1,100,000	1,100	-	-	
Issuance of common stock for cash, March 2005*	650,000	650	-	-	
Net loss for the period	-	-	-	-	
Balance, March 31, 2005	21,220,000	$ 21,220	-	$ -	$ 3,6
Cancellation of common stock issued and options awarded for services May 2005* (unaudited)	(5,600,000)	(5,600)	-	-	(2,74
Issuance of common stock for services, September 2005* (unaudited)	379,000	379	-	-	
Reverse acquisition, September 2005 (unaudited)	6,310,678	6,311	-	-	(90

Issuance of common stock for a reduction

in shareholder advances, September 2005* (unaudited)	3,000,000	3,000	-	-	
Issuance of common stock for services, September 2005* (unaudited)	8,030,000	8,030	-	-	
Issuance of preferred stock for cash, September 2005* (unaudited)	-	-	500,000	500	24,5
Issuance of common stock for services, September 2005, ($1.88 per share) (unaudited)	6,400	6	-	-	11,9
Issuance of common stock for services, October 2005, ($1.01 per share) (unaudited)	11,882	12	-	-	11,9
Issuance of common stock for services, October 2005, ($1.05 per share) (unaudited)	20,000	20	-	-	20,9
Issuance of common stock for services, October 2005, ($1.75 per share) (unaudited)	20,000	20	-	-	34,9
Issuance of common stock for services, November 2005, ($.86 per share) (unaudited)	13,953	14	-	-	11,9
Issuance of common stock for services, December 2005, ($.97 per share) (unaudited)	30,000	30	-	-	29,0
Issuance of common stock for services, December 2005, ($1.00 per share) (unaudited)	12,000	12	-	-	11,9
Net loss for the nine months ended December 31, 2005 (unaudited)	-	-	-	-	
Balance, December 31, 2005 (unaudited)	33,453,913	33,454	500,000	500	157,4

*All common stock issued for, or valued at $.001.

See Accountants' Review Report

4

Stem Cell Therapy International Inc.
(a development stage enterprise)

Statements of Cash Flows

**For the Nine Months Ended December 31, 2005 and the
period from December 2, 2004 (Date of Inception)
through December 31, 2005**

	Nine Months Ended December 31, 2005	December 2, 2004 (Date of Inception) Through December 31, 2005
Operating activities		
Net loss	$(256,022)	$ (282,263)
Adjustments to reconcile net loss to net cash used by operating activities:		
Stock issued for services	141,509	143,579
Recapitalization	5,405	5,405
Value of options for services		906
(Increase) decrease in:		
Prepaid expenses	(80,724)	(80,925)
Deposits	11,160	(1,589)
Increase in accounts payable and accrued liabilities	54,492	60,000
Total adjustments	131,842	127,376
Net cash used by operating activities	(124,180)	(154,887)
Financing activities		
Proceeds from advances from shareholder	27,685	48,378
Payments to shareholder	(774)	
Advances from related party	224,582	224,582
Proceeds from sale of common stock	25,000	41,550
Net cash provided by financing activities	276,493	314,510
Net increase in cash	152,313	159,623
Cash at beginning of period	7,310	
Cash at of end of period	$ 159,623	$ 159,623

Supplemental disclosure of cash flow information and noncash financing activities:

Cash paid for interest	$ 79	$ 79
Common stock issued for a reduction in advance from shareholder	$ 3,000	$ 3,000

See Accountants' Review Report

5

Stem Cell Therapy International Inc.
(a development stage enterprise)

Notes to Financial Statements

For the Nine Months Ended December 31, 2005 and the
period from December 2, 2004 (Date of Inception)
through December 31, 2005

(Unaudited)

1. Background Information

Stem Cell Therapy International Corp. (the "Company"), is a development stage enterprise that was incorporated in the state of Nevada on December 2. 2004. To date, the Company's activities have been limited to raising capital, organizational matters, and the structuring of its business plan. The corporate headquarters is located in Tampa, Florida.

The Company is engaged in the field of research and development of regenerative medicine. The Company manufactures allo stem cell biological solutions that are currently being used in the treatment of patients suffering from degenerative disorders of the human body such as Alzheimer's, Parkinson's Disease, ALS, leukemia, muscular dystrophy, multiple sclerosis, arthritis, spinal cord injuries, brain injury, stroke, heart disease, liver and retinal disease, diabetes as well as certain types of cancer. The Company has established agreements with highly specialized, professional medical treatment facilities around the world in locations where stem cell transplantation therapy is approved by the appropriate local government agencies. The Company intends to provide these biological solutions containing stem cell products in the United States to universities, institutes and privately funded laboratory facilities for research purposes and clinical trials. Its products, which are available now, include various allo stem cell biological solutions (containing human stem cells), low-molecular proteins and human growth factor hormones. The Company intends to deliver stem cell transplants worldwide, educate and consult with physicians and patients in the clinical aspects of stem cell transplantation.

Effective September 1, 2005, the Company entered into a Reorganization and Stock Purchase Agreement (the Agreement) with Altadyne, Inc., a publicly reporting company which has no ongoing operations. Under the terms of the agreement, the Company would merge into Altadyne and the merged entity would change its name to Stem Cell Therapy International Inc.

Effective September 1, 2005, Stem Cell Therapy International, Inc. revised its Articles of Incorporation to reflect the establishment of 500,000 shares of Series A Participating Preferred Stock with $.001 par value.

2. Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the nine months ended December 31, 2005 and the period since December 2, 2004 (date of inception) through December 31, 2005, the Company has had a net loss of $256,022 and $282,263, respectively and cash used by operations of $124,180 and $154,887, respectively, and negative working capital of $92,412 at December 31, 2005. As of December 31, 2005, the Company has not emerged from the development stage. In view of these matters, recoverability of recorded asset amounts shown in the accompanying financial statements is dependent upon the Company's ability to begin operations and to achieve a level of profitability. Since inception, the Company has financed its activities principally from the sale of equity securities and shareholder advances. The Company intends on financing its future development activities and its working capital needs largely from the sale of equity securities until such time that funds provided by operations are sufficient to fund working capital requirements.

6

Stem Cell Therapy International Inc.
(a development stage enterprise)

Notes to Financial Statements

**For the Nine Months Ended December 31, 2005 and the
period from December 2, 2004 (Date of Inception)
through December 31, 2005**

(Unaudited)

3. **Significant Accounting Policies:**

The significant accounting policies followed are:

In the opinion of management, all adjustments consisting of normal recurring adjustments necessary for a fair statement of (a) the financial position at December 31, 2005, (b) the results of operations for the 9 months ended December 31, 2005 and the period December 2, 2004 (date of inception) through December 31, 2005, (c) the statement of changes in stockholders' equity for the period from December 2, 2004 (date of inception) through December 31, 2005, and (d) cash flows for the 9 months ended December 31, 2005 and for the period December 2, 2004 (date of inception) through December 31, 2005, have been made.

Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted. The accompanying statements and notes should be read in conjunction with the audited financial statements and notes of the Company for the period ended March 31, 2005. The results of operations for the nine months ended December 31, 2005 and the period December 2, 2004 (date of inception) through December 31, 2005 are not necessarily indicative of those to be expected for the entire year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Common stock transactions for services are recorded at either the fair value of the stock issued or the fair value of the services rendered, which ever is more evident on the day that the transactions are executed. The certificates must be issued subsequent to the transaction date.

Revenue is recognized upon delivery of goods where the sales price is fixed or determinable and collectibility is reasonably assured. Revenue is not recognized until persuasive evidence of an arrangement exists. Advance customer payments are recorded as deferred revenue until such time as they are earned.

Research and development costs are charged to operations when incurred and are included in operating expenses. The Company had no research and development expenses for the nine months ended December 31, 2005 and the period December 2, 2004 (date of inception) through December 31, 2005.

7

Stem Cell Therapy International Inc.
(a development stage enterprise)

Notes to Financial Statements

**For the Nine Months Ended December 31, 2005 and the
period from December 2, 2004 (Date of Inception)
through December 31, 2005**

(Unaudited)

4. Acquisitions

Effective September 1, 2005, the Company entered into a Reorganization and Stock Purchase Agreement (the Agreement) with Altadyne, Inc., a publicly reporting company which has no assets, liabilities or ongoing operations. Under the terms of the agreement, Altadyne acquired 100% of the issued and outstanding shares of common stock of the Company in a non-cash transaction and the Company merged into Altadyne. Subsequent to the merger, the Altadyne changed its name to Stem Cell Therapy International Inc. This transaction is accounted for as a reverse merger, with the Company treated as the accounting acquirer for financial statement purposes.

The results of operations for Altadyne for the period September 1, 2005 through December 31, 2005 have been included in the statement of operations of the Company.

Proforma financial statements are not presented as the acquisition is deemed not significant and the pro-forma financial statements for continuing operations of the surviving entity are not materially different from the financial statements presented.

The transaction is a purchase transaction that is subject to change over the next twelve months, the unaudited interim results are not necessarily indicative of what the actual results will be at year end.

Bio-Cellular Research Organization LLC

On December 15, 2004 the Company entered into an agreement with Bio-Cellular Research Organization LLC ("BCRO") to acquire the operations and intellectual property of BCRO. BCRO prepares stem cell transplants of animal fetal origin of 200 cell types.

Effective May 1, 2005, Bio-Cellular Research Organization LLC terminated the December 15, 2004 acquisition agreement. No assets were transferred to the Company and all of the common stock and options issued to Bio-Cellular Research Organization LLC have been cancelled. The Company shall have no obligations of any nature to Bio-Cellular Research Organization LLC.

Inner Systems, Inc.

On February 2, 2005 the Company entered into a Term Sheet Agreement ("Term Sheet") with Inner Systems, Inc. ("ISI"). ISI is a publicly-reporting company which presently has no ongoing operations. Under the terms of the Term Sheet, the Company and ISI would arrange a transaction whereby the Company would merge into ISI. Thereafter, the merged entity would change its name to Stem Cell Therapy International Corp.

The Company has provided $5,000 under the terms of the Term Sheet to ISI for ISI's legal fees related to the proposed transaction. The funds provided have been recorded as an expense in the accompanying statement of operations, as the contract was terminated.

Effective August 11, 2005, ISI terminated the "Term Sheet" and the Company shall have no obligations of any nature to ISI.

8

Stem Cell Therapy International Corp.
(a development stage enterprise)

Notes to Financial Statements

For the Nine Months Ended December 31, 2005 and the
period from December 2, 2004 (Date of Inception)
through December 31, 2005

(Unaudited)

5. Related Party Transaction

The advance from stockholder account is made up of advances from an officer of the Company to assist with its financial obligations. These advances are non-interest bearing, unsecured and due on demand.

Due to related party is a demand note to a consulting company related by ownership. The note is non-interest bearing and unsecured.

The above terms and amounts are not necessarily indicative of the terms and amounts that would have been received had comparable transactions been entered into with independent party.

6. Lease Commitments

The Company leases office space and office equipment under an operating lease on a month-to-month basis. The terms of the lease agreement require 30 days written notice to terminate the lease.

Rent expense amounted to $15,874 and $19,314 for the nine months ended December 31, 2005 and the period from December 2, 2004 (Date of Inception) through December 31, 2005.

7. Stock Options and Warrants:

The following table summarizes the activity related to all Company stock options and warrants for the period from December 2, 2004 (Date of Inception) through December 31, 2005:

	Warrants	Stock Options	Exercise Price per Share Warrants	Options	Weighted Average Exercise Price per Share Warrants	Options
Outstanding at December 2, 2004	-	-	-	-	-	-
Granted	-	6,000,000	-	$ 0.001-0.75	-	$ 0.18
Exercised	-	500,000	-	0.001	-	0.001
Outstanding at March 31, 2005	-	5,500,000	-	$ 0.003-0.75	-	$ 0.196
Canceled or expired	-	(5,500,000)	-	-	-	-
Outstanding at December 31, 2005	-	-	-	-	-	-
Exercisable at December 31, 2005	-	-	-	-	-	-

8. Capitalization

The Company has 500,000,000 shares of common stock authorized. In addition, there are 500,000 authorized shares of participating convertible preferred stock, $.001 par value, the issuance of which is subject to approval by the Board of Directors. The Board of Directors has the authority to declare dividends. The voting rights of the convertible preferred stockholders are equivalent to that of the common stockholders. The convertible preferred stock can be converted at any time by the holder into one share of common stock. As of December 31, 2005, the Company had 500,000 shares of convertible preferred stock issued and outstanding valued at $25,000.

9

Stem Cell Therapy International Corp.
(a development stage enterprise)

Notes to Financial Statements

For the Nine Months Ended December 31, 2005 and the
period from December 2, 2004 (Date of Inception)
through December 31, 2005

(Unaudited)

9. Contingencies and Commitments

The Company has entered into several consulting agreements with other companies and individuals to provide consulting and advisory services to the Company. The agreements provide for terms ranging from one to three years. Additionally, the consulting agreements required payments of 3,030,000 shares of the Company's common stock valued at $3,030. The Company has not entered into any employment contracts to date.

The Company has entered into several consulting agreements with doctors to provide consulting and advisory services to the Company. The agreements provide for one year service terms. In exchange for these services, the Company issued a total of 70,000 shares of common stock valued at $85,100.

The Company has entered into an agreement with an investor relations firm to provide public relations services which expires on July 1, 2006. The agreement calls for payment of $6,243 in cash and the issuance common stock valued at $12,000 per month.

Effective December 16, 2004, the Company entered into a three year consulting agreement with PMS SA in which the Company is obligated to issue an additional 500,000 shares of restricted common stock. On July 23, 2005, the Company cancelled this agreement and returned the $500 paid for the common stock and the consultant returned the 500,000 shares of common stock.

Effective September 1, 2005, the Company entered into a ten year licensing agreement with the Institute of Cell Therapy, a company incorporated and organized under the laws of Kiev, Ukraine ("ICT"). The agreement grants the Company an exclusive right and license in most parts of the world to utilize patents, processes and products owned or produced by ICT in connection with the operation of the Company's business. In exchange for the license, the Company agrees to exclusively purchase all biological solution of stem cell Allo Transplant materials from ICT for a three year period. Such Allo Transplant materials shall be at a cost of $6,500 per patient per condition. The Company has provided ICT with a $120,000 irrevocable letter of credit in ICT's favor for the first three year's of the agreement. The Company has also issued ICT a total license fee of 20% of the Company's issued and outstanding common stock or 5,000,000 shares of restricted common stock.

Effective May 4, 2005, the Company entered into an agreement with Westminster Securities Corporation (Westminster) for consulting services and to secure funding and/or lines of credit. In exchange for these services, the Company paid Westminster a $20,000 retainer and will pay 10% of any equity-based funding, 8% of any debt-based convertible funding, 5% of any non convertible debt-based funding, as well as, issue warrants equal to 10% of the number of shares of stock issued in connection with the funding. As of December 31, 2005, no funding has been secured, however, Westminster did facilitate the acquisition of Altadyne, and therefore received 379,000 shares of common stock valued at $379.

10

Financial Statements

Stem Cell Therapy International Corp. (A Development Stage Enterprise)

For the Period December 2, 2004 (Date of Inception) through March 31, 2005

Report of Independent Registered Public Accounting Firm

Stem Cell Therapy International Corp.
(a development stage enterprise)

Financial Statements

For the Period December 2, 2004 (Date of Inception)
through March 31, 2005

Contents

Report of Independent Registered Public Accounting Firm

Board of Directors
Stem Cell Therapy International Corp.
Tampa, Florida

We have audited the accompanying balance sheet of Stem Cell Therapy International Corp. (a development stage enterprise) as of March 31, 2005 and the related statements of operations, changes in stockholders' deficit, and cash flows for the period December 2, 2004 (Date of Inception) through March 31, 2005. These financial statements are the responsibility of the management of Stem Cell Therapy International Corp. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we expressed no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Company. as of March 31, 2005 and the results of its operations and its cash flows for period from December 2, 2004 (Date of Inception) through March 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has an accumulated deficit of $26,241 from inception to March 31, 2005, cash used by operations of $31,207 and negative working capital of $14,115. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Pender Newkirk & Company
Certified Public Accountants
Tampa, Florida
April 13, 2005, except for the second and fifth paragraphs of Footnote 4 and Footnote 10, as to which the date is January 18, 2006

Stem Cell Therapy International Corp.
(a development stage enterprise)

Balance Sheet

March 31, 2005

Assets

Current assets:

Cash	$	7,310
Prepaid expenses		8,549
Total current assets		15,859
Deposits		12,749
Total Assets	$	28,608

Liabilities and Stockholders' Deficit

Current liabilities:

Accounts payable	$	5,507
Advances from shareholder		24,467
Total current liabilities		29,974

Stockholders' deficit:

Common stock; $.001 par value; 500,000,000 shares authorized and 21,220,000 outstanding	21,220
Additional paid-in capital	3,655
Deficit accumulated during development stage	(26,241)
Total stockholders' deficit	(1,366)

Total liabilities & stockholders' deficit	$	28,608

The accompanying notes are an integral part of the financial statements.

Stem Cell Therapy International Corp.
(a development stage enterprise)

Statements of Operations

**For the period from December 2, 2004 (Date of Inception)
through March 31, 2005**

Operating expenses:	
Selling, general and administrative	$ 26,280
	26,280
Loss from operations	26,280
Other (expense) income:	
Interest income	39
Net loss before taxes	(26,241)
Income tax expense	-
Net loss	$ (26,241)
Net loss per share	$ (0.00)
Weighted average number	
of common shares	18,645,378

The accompanying notes are an integral part of the financial statements.

Stem Cell Therapy International Corp.
(a development stage enterprise)

Statements of Changes in Stockholders' Deficit

For the period from December 2, 2004 (Date of Inception)
through March 31, 2005

	Common Stock Shares	Amount	Additional Paid-In Capital	Deficit Accumulated During Development Stage	Total Stockholders' Deficit
Issuance of common stock for cash, December 2004*	11,600,000	$ 11,600	-	-	$ 11,600
Options exercised, December 2004*	500,000	500	-	-	500
Stock issued and value of options for ....acquisition deposit, December 2004*	5,000,000	5,000	2,749	-	7,749
Value of options to be issued for services	-	-	906	-	906
Stock issued for services, January 2005*	2,170,000	2,170	-	-	2,170
Issuance of common stock for cash, January 2005*	200,000	200	-	-	200
Issuance of common stock for cash, February 2005*	1,100,000	1,100	-	-	1,100
Issuance of common stock for cash, March 2005*	650,000	650	-	-	650
Net loss for the period	-	-	-	(26,241)	(26,241)
Balance, March 31, 2005	21,220,000	$ 21,220	3,655	(26,241)	$ (1,366)

*All common stock issued for, or valued at $.001.

The accompanying notes are an integral part of the financial statements.

Stem Cell Therapy International Corp.
(a development stage enterprise)

Statements of Cash Flows

**For the period from December 2, 2004 (Date of Inception)
through March 31, 2005**

Operating activities	
Net loss	$ (26,241)
Adjustments to reconcile net loss to net cash used by operating activities:	
Stock issued for services	2,170
Value of options for services	906
Increase in:	
Prepaid expenses	(8,549)
Deposits	(5,000)
Increase in accounts payable	5,507
Total adjustments	(4,966)
Net cash used by operating activities	(31,207)
Financing activities	
Advances from shareholder	24,467
Proceeds from sale of common stock	14,050
Net cash provided by financing activities	38,517
Net increase in cash	7,310
Cash at beginning of period	-
Cash at of end of period	$ 7,310

Supplemental disclosure of cash flow information and noncash financing activities:

Common stock issued for acquisition deposit	$ 7,749

The accompanying notes are an integral part of the financial statements.

5

Stem Cell Therapy International Corp.
(a development stage enterprise)

Notes to Financial Statements

For the period from December 2, 2004 (Date of Inception)
through March 31, 2005

1. Background Information

Stem Cell Therapy International Corp. (the "Company"), is a development stage enterprise that was incorporated in the state of Nevada on December 2. 2004. To date, the Company's activities have been limited to raising capital, organizational matters, and the structuring of its business plan. The corporate headquarters is located in Tampa, Florida.

The Company's planned line of business will be to become the provider of the stem cell xeno-transplantation. The Company intends to deliver our stem cell transplants worldwide, educate and consult physicians and patients in the clinical aspects of stem cell transplantation.

2. Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the period since December 2, 2004 (date of inception) through March 31, 2005, the Company has had a net loss of $26,241 and cash used by operations of $31,207, and negative working capital of $14,115. As of March 31, 2005, the Company has not emerged from the development stage. In view of these matters, recoverability of recorded asset amounts shown in the accompanying financial statements is dependent upon the Company's ability to begin operations and to achieve a level of profitability. Since inception, the Company has financed its activities principally from the sale of equity securities and shareholder advances. The Company intends on financing its future development activities and its working capital needs largely from the sale of equity securities until such time that funds provided by operations are sufficient to fund working capital requirements.

3. Significant Accounting Policies

The significant accounting policies followed are:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6

Stem Cell Therapy International Corp.
(a development stage enterprise)

Notes to Financial Statements

**For the period from December 2, 2004 (Date of Inception)
through March 31, 2005**

3. Significant Accounting Policies (continued)

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

The majority of cash is maintained with a major financial institution in the United States. Deposits with this bank may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Common stock transactions for services are recorded at either the fair value of the stock issued or the fair value of the services rendered, which ever is more evident on the day that the transactions are executed. The certificates must be issued subsequent to the transaction date.

Deferred offering costs in connection with the Company raising additional capital through the sale of its common stock will be capitalized and will be charged against additional paid-in capital as common stock is issued. For stock issued as payment for deferred offering costs, these costs will be capitalized and included in a contra-equity account. If there is no issuance of common stock, the costs incurred will be charged to operations.

The Company evaluates the recoverability of its long-lived assets or asset groups, whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related assets may be less than previously anticipated. If the net book value of the related assets exceeds the undiscounted future cash flows of the assets, the carrying amount would be reduced to the present value of their expected future cash flows and an impairment loss would be recognized. There has been no impairment losses in the period presented.

In determining the value of options, the value of each option is estimated at the date of grant using the Black-Scholes option model with the following weighted average assumptions for options granted during the period ended March 31, 2005:

Dividend rate	0.00%
Risk free interest rate	4.18%
Expected lives	2 – 5 years
Volatility	290%

Research and development costs are charged to operations when incurred and are included in operating expenses. The Company had no research & development expenses for the period December 2, 2004 (date of inception) through March 31, 2005.

7

Stem Cell Therapy International Corp.
(a development stage enterprise)

Notes to Financial Statements

For the period from December 2, 2004 (Date of Inception)
through March 31, 2005

3. Significant Accounting Policies (continued)

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that included the enactment date.

Basic and diluted earnings per share are computed based on the weighted average number of common stock outstanding during the period. Common stock equivalents are not considered in the calculation of diluted earnings per share for the periods presented because their effect would be anti-dilutive.

In December 2004, the Financial Accounting Standards Board ('FASB") issued SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"), which requires, among other things, that all share-based payments to employees, including grants of stock options, be measured at their grant-date fair value and expensed in the consolidated financial statements. The accounting provisions of SFAS No. 123R are effective for reporting periods beginning after December 2005; therefore, the Company is required to adopt SFAS No. 123R in the first quarter of 2006. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. Management has not determined the effect of the adoption of SFAS No. 123R

4. Acquisitions

Bio-Cellular Research Organization LLC

On December 15, 2004 the Company entered into an agreement with Bio-Cellular Research Organization LLC ("BCRO") to acquire the operations and intellectual property of BCRO. BCRO prepares stem cell transplants of animal fetal origin of 200 cell types.

Effective May 1, 2005, Bio-Cellular Research Organization LLC terminated the December 14, 2004 acquisition agreement. No assets were transferred to the Company and all of the common stock and options issued to Bio-Cellular Research Organization LLC have been cancelled. The Company shall have no obligations of any nature to Bio-Cellular Research Organization LLC.

8

Stem Cell Therapy International Corp.
(a development stage enterprise)

Notes to Financial Statements

**For the period from December 2, 2004 (Date of Inception)
through March 31, 2005**

4. Acquisitions (continued)

Inner Systems, Inc.

On February 2, 2005 the Company entered into a Term Sheet Agreement ("Term Sheet") with Inner Systems, Inc. ("ISI"). ISI is a publicly-reporting company which presently has no ongoing operations. Under the terms of the Term Sheet, the Company and ISI would arrange a transaction whereby the Company would merge into ISI. Thereafter, the merged entity would change its name to Stem Cell Therapy International Corp.

The Company has provided $5,000 under the terms of the Term Sheet to ISI for ISI's legal fees related to the proposed transaction. The funds provided have been recorded as a deposit in the accompanying balance sheet.

Effective August 11, 2005, ISI terminated the "Term Sheet" and the Company shall have no obligations of any nature to ISI.

5. Related Party Transaction

The advances from stockholder account is made up of advances from an officer of the Company to assist with its financial obligations. These advances are non-interest bearing, unsecured and due on demand.

The above terms and amounts are not necessarily indicative of the terms and amounts that would have been received had comparable transactions been entered into with independent party.

6. Lease Commitments

The Company leases office space and office equipment under an operating lease on a month-to-month basis. The terms of the lease agreement require 30 days written notice to terminate the lease.

Rent expense amounted to $3,440 for the period from December 2, 2004 (Date of Inception) through March 31, 2005.

9

Stem Cell Therapy International Corp.
(a development stage enterprise)

Notes to Financial Statements

**For the period from December 2, 2004 (Date of Inception)
through March 31, 2005**

7. Income Taxes

Income tax expense consists of the following:

	2005
Taxes currently payable (receivable):	
Federal	$ -0-
State	-0-
Change in deferred income tax expense	-0-
	$ -0-

Income taxes are based on estimated of the annual effective tax rate and evaluations of possible future events and transactions and may be subject to subsequent refinement or revision.

Amounts of deferred tax assets and liabilities are as follows:

Deferred Tax Asset	$ 11,180
Valuation Allowance	(11,180)
Total Deferred Taxes	-0-

Management has established a valuation allowance equal to the amount of the deferred tax assets due to the uncertainty of the Company's realization of this benefit.

8. Stock Options and Warrants:

The following table summarizes the activity related to all Company stock options and warrants for the period from December 2, 2004 (Date of Inception) through March 31, 2005:

	Warrants	Stock Options	Exercise Price per Share Warrants	Options	Weighted Average Exercise Price per Share Warrants	Options
Outstanding at December 2, 2004	-	-	-	-	-	-
Granted	-	6,000,000	-	$ 0.001-0.75	-	$ 0.18
Exercised	-	500,000	-	0.001	-	0.001
Canceled or expired	-	-	-	-	-	-
Outstanding at March 31, 2005	-	5,500,000	-	$ 0.003-0.75	-	$ 0.196
Exercisable at March 31, 2005	-	2,000,000	-	$ 0.05	-	$ 0.05

These options do not nave a stated expiration date and effective May 1, 2005 all options have been cancelled.

Stem Cell Therapy International Corp.
(a development stage enterprise)

Notes to Financial Statements

**For the period from December 2, 2004 (Date of Inception)
through March 31, 2005**

9. Contingencies and Commitments

The Company has entered into several consulting agreements with other companies to provide consulting and advisory services to the Company. The agreements provide for terms ranging from one to three years. Additionally, the consulting agreements require payments of 3,000,000 shares of the Company's common stock. The Company has not entered into any employment contracts to date.

Effective December 16, 2004, the Company entered into a three year consulting agreement with PMS SA in which the Company is obligated to issued an additional 500,000 shares of restricted common stock. On July 23, 2005, the Company cancelled this agreement and returned the $500 paid for the common stock and the consultant returned the 500,000 shares of common stock.

10. Subsequent events

Effective May 1, 2005, Bio-Cellular Research Organization LLC terminated the December 14, 2004 acquisition agreement. No assets were transferred to the Company and all of the common stock and options issued to Bio-Cellular Research Organization LLC have been cancelled. The Company shall have no obligations of any nature to Bio-Cellular Research Organization LLC.

Effective May 4, 2005, the Company entered into an agreement with Westminster Securities Corporation (Westminster) for consulting services and to secure funding and/or lines of credit. In exchange for these services, the Company paid Westminster a $20,000 retainer and will pay 10% of any equity-based funding, 8% of any debt-based convertible funding, 5% of any nonconvertible debt-based funding, as well as, issue warrants equal to 10% of the number of shares of stock issued in connection with the funding.

Effective August 11, 2005, ISI terminated the "Term Sheet" and the Company shall have no obligations of any nature to ISI.

Effective September 1, 2005, the Company entered into a ten year licensing agreement with the Institute of Cell Therapy, a company incorporated and organized under the laws of Kiev, Ukraine ("ICT"). The agreement grants the Company an exclusive right and license in most parts of the world to utilize patents, processes and products owned or produced by ICT in connection with the operation of the Company's business. In exchange for the license, the Company agrees to exclusively purchase all biological solution of stem cell Allo Transplant materials from ICT for a three year period. Such Allo Transplant materials

11

Notes to Financial Statements

**For the period from December 2, 2004 (Date of Inception)
through March 31, 2005**

10. Subsequent events (continued)

shall be at a cost of $6,500 per patient per condition. The Company has provided ICT with a $120,000 irrevocable letter of credit in ICT's favor for the first three year's of the agreement. The Company has also issued ICT a total license fee of 20% of the Company's issued and outstanding common stock or 5,000,000 shares of restricted common stock.

Effective September 1, 2005, the Company entered into a Reorganization and Stock Purchase Agreement (the Agreement) with Altadyne, Inc., a publicly reporting company which has no ongoing operations. Under the terms of the agreement, the Company would merge into Altadyne and the merged entity would change its name to Stem Cell Therapy International Inc.

Effective September 1, 2005, Stem Cell Therapy International, Inc. revised its Articles of Incorporation to reflect the establishment of 500,000 shares of Series A Participating Preferred Stock with $.001 par value.

Effective September 15, 2005, the Company issued 500,000 shares of the Series A Participating Preferred Stock for $25,000.

12

EXHIBIT 3.1



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Altadyne, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

ARTICLE FIRST: The name of the Corporation is Stem Cell International, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: a majority of those authorized

4. Effective date of filing (optional): _____
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): _____

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.   Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 11/03/03

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684-5708
Website: secretaryofstate.biz

Certificate of Amendment
(Pursuant to NRS 78.385 and 78.390)

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporation

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.   Name of corporation:

ULTIMATE DIRECT, INC.

2.   The articles have been amdned as follows (provide article numbers, if available):

ARTICLE 1 IS HEREBY AMENDED TO READ AS FOLLOWS: THE NAME OF
THE CORPORATION SHALL BE CHANGED TO: ALTADYNE, INC.

Additionally: THE ISSUED AND OUTSTANDING SHARES OF COMMON STOCK
AND PREFERRED STOCK WILL BE REVERSE SPLIT ON THE BASIS OF: 1
(ONE) NEW SHARE OF STOCK WILL BE ISSUED FOR 400 (FOUR HUNDRED)
OLD SHARES OF STOCK.

3.   The vote by which the stockholders holding shares in the corporation entitling
them to exercise at least a majority of the voting power, or such greater proportion of the
voting power as may be required in the case of a vote by classes or series, or as may be
required by the provisions of the articles of incorporation have voted in favor of the
amendment is: 51%

4.   Effective date of filing (optional):

5.   Officer signature (required): /s/ Eugene F. Koppenhaver

*If any proposed amendment would alter or change any preference or any relative or
other right given to any class or series of outstanding shares, then the amendment must be
approved by the vote, in addition to the affirmative vote otherwise required, of the
holders of the shares representing a majority of the voting power of each class or series

affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

State of Nevada
Office of the Secretary of State
181 North Carson Street, Ste 3
Carson City, Nevada 89701-4786
Telephone: 706.687.3471
Website http://sos.state.nv.us
Filing fees:

Certificate of Amendment to Articles of Incorporation
For Profit Nevada Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
- Remit in Duplicate -

1.   Name of corporation: The Ultimate Cigar Company, Inc.

2.   The articles have been amended as follows (provide article numbers, if available):

The name of the Corporation shall be changed from The Ultimate Cigar Company, Inc. to
Ultimate Direct, Inc.

3.   The vote by which the stockholders holding shares in the corporation entitling
them to exercise at least a majority of the voting power, or such greater proportion of the
voting power as may be required in the case of a vote by classes or series, or as may be
required by the provisions of the articles of incorporation have voted in favor of the
amendment is: 100%

4.   Signatures

/s/ Mike Cole   /s/ J Shaffer
President   Secretary of Asst. Secretary

State of Vancouver
Provence of British Columbia
This instrument was acknowledged before me on
July 21, 1999 by
Joan Philip Cole (name of person)
As designated to sign this certificate
Of The Ultimate Cigar Company, Inc.
(name on behalf of whom instrument was executed)

/s/ xxxxx
Notary Public Signature

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of the shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

Articles of Incorporation
(Pursuant o NRS 78)
State of Nevada

IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA
DEC 31, 1992
CHERYL A. LAW, SECRETARY OF STATE

1.   NAME OF CORPORATION: ARKLOW ASSOCIATES, INC.

2.   RESIDENT AGENT: (designated resident agent and his STREET ADDRESS in Nevada where process may be served)

Name of Resident Agent: Garry L. Duecelas
Street Address: 3780   Scripps Way   Las Vegas   89103
                     Street No.   Street Name   City   Zip

3.   SHARES: (number of shares the corporation is authorized to issue)
Number of shares with par value:_____ Par value:_____ Number of shares without par value: 100

4.   GOVERNING BOARD: shall be styled as (check one) x Directors _____
Trustees

5.   The FIRST BOARD OF DIRECTORS shall consist of 2 members and the names and addresses are as follows:

SUSANNE REGAN KERN   6839 Sierra Trail, Las Vegas, NV 89103
Name   Address

GLENN KENT KERN   6839 Sierra Trail, Las Vegas, NV 89103
Name   Address

6.   PURPOSE (optional - see reverse side): The Purpose of the corporation shall be:_____

PERSONAL LIABILITY (pursuant to NRS 78.037): Check one: ____Accept xx Decline (if you chose accept see 6(a))
6(a) If you chose accept, please check one: __Limiting ___ Elminating

7.   OTHER MATTERS: Any other matters to be included in these articles may be noted on separate pages and incorporated by reference herein as a part of these articles: Number of pages attached _____

8.   SIGNATURES OF INCORPORATORS: The names and addresses of each of the incorporators signing the articles (signatures must be notarized)

SUSAN REGAN KERN
Name (print)

6839 SIERRA TRAIL, LAS VEGAS, NV 89102
Address

/s/ Susan Regan Kern
Signature

GLENN KENT KERN
Name (print)

6839 SIERRA TRAIL, LAS VEGAS, NV 89102
Address

/s/ Glen Kent Kern
Signature

CERTIFICATE OF APPOINTMENT OF RESIDENT AGENT

Garry L. Douglas hereby accept appointment as resident agent for the above business corporation

/s/ Garry Douglas
Signature of Resident Agent   12.21.92

EXHIBIT 3.2



DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Incorporation

(PURSUANT TO NRS 78)

FILED # 32303-04

DEC 0 2 2004

IN THE OFFICE OF
Dean Heller
DEAN HELLER SECRETARY OF STATE

Important. Read attached instructions before completing form.   ABOVE SPACE IS FOR OFFICE USE ONLY

1. _Name of Corporation:_	STEM CELL THERAPY INTERNATIONAL CORP.
2. _Resident Agent Name and Street Address:_ (must be a Nevada address where process may be served)	BUDGET CORP Name 2050 RUSSETT WAY CARSON CITY NEVADA 89703 Street Address City Zip Code Optional Mailing Address City State Zip Code
3. _Shares:_ (number of shares corporation authorized to issue)	Number of shares with par value: 500,000,000 Par value: $ .001 Number of shares without par value:
4. _Names & Addresses, of Board of Directors/Trustees:_ (attach additional page there is more than 3 directors/trustees)	1. TRACEY PADILLA Name 2050 RUSSETT WAY CARSON CITY NV 89703 Street Address City State Zip Code 2. Name Street Address City State Zip Code 3. Name Street Address City State Zip Code
5. _Purpose:_ (optional-see instructions)	The purpose of this Corporation shall be: ANY LAWFUL ACTIVITY
6. _Names, Address and Signature of Incorporator._ (attach additional page there is more than 1 incorporator)	TRACEY PADILLA *Tracey Padilla* Name Signature 2050 RUSSETT WAY CARSON CITY NV 89703 Address City State Zip Code
7. _Certificate of Acceptance of Appointment of Resident Agent:_	I hereby accept appointment as Resident Agent for the above named corporation. *Tracey Padilla, Pres.* NOV. 12, 2004 Authorized Signature of R. A. or On Behalf of R. A. Company Date

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State Form 78 ARTICLES 2003
Revised on: 09/29/03



SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **STEM CELL THERAPY INTERNATIONAL CORP.** did on **December 2, 2004** file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Carson City, Nevada, on **December 3, 2004.**

DEAN HELLER
Secretary of State

By

Certification Clerk

EXHIBIT 3.3

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz



Certificate of Designation
(PURSUANT TO NRS 78.1955)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation
For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

> Stem Cell Therapy International, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation, this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock:

> PREFERENCES AND RIGHTS OF SERIES A PARTICIPATING PREFERRED STOCK OF
> STEM CELL THERAPY INTERNATIONAL, INC.
>
> Stem Cell Therapy International, Inc., a Nevada corporation (the "Corporation"), does hereby certify:
>
> FIRST: That pursuant to the authority conferred upon the Board of Directors by the Restated Certificate of Incorporation of the Corporation, as amended, and pursuant to the provisions of Section 78.1955 of the Nevada Revised Statutes, the Board of Directors adopted a resolution providing for the designation, preferences and relative, participating, optional or other rights, and qualifications, limitations or restrictions thereof, of Five Hundred Thousand (500,000) shares of the Corporation's Preferred Stock, $0.001 par value per share, designated as Series A Participating Preferred Stock, which resolution is as follows:
>
> [continued on attached pages]

3. Effective date of filing (optional):

(must not be later than 90 days after the certificate is filed)

4. Officer Signature: _____

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

SUBMIT IN DUPLICATE

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State AM 78.1955 Designation 2003
Revised on: II/03/03

CERTIFICATE OF DESIGNATION
OF STEM CELL THERAPY INTERNATIONAL, INC.
[continued from primary form]

RESOLVED: That pursuant to the authority vested in the Board of Directors of this Corporation in accordance with in accordance with Article FOURTH, Section 3, of its Restated Articles of Incorporation, a series of Preferred Stock of the Corporation (the "Series A Participating Preferred Stock") be, and it hereby is, created, and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of the Series A Participating Preferred Stock, and the qualifications, limitations or restrictions thereof, shall be as follows:

Section 1. Designation and Amount . The shares of such series shall be designated as "Series A Participating Preferred Stock" and the number of shares constituting such series shall be Five Hundred Thousand (500,000). Such number of shares may be increased or decreased by resolution of the Board of Directors; provided , however , that no decrease shall reduce the number of shares of Series A Participating Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series A Participating Preferred Stock.

Section 2. Dividends and Distributions .

Subject to the rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series A Participating Preferred Stock with respect to dividends, the holders of shares of Series A Participating Preferred Stock, equivalent dividends per share to any paid per share to the holders of the common stock, $.001 par value per share (the "Common Stock"), of the Corporation.

Section 3. Voting Rights .

(A) The holders of shares of Series A Participating Preferred Stock shall have the voting rights equivalent per share to the holders of the Common Stock, provided, however, that in the event any holder of any of the shares of Series A Participating Preferred Stock shall have beneficial ownership of any shares of Common Stock or any other shares which would be deemed to be beneficially owned and categorized with the Common Stock, such holder shall not be entitled to vote those shares without providing 61 days notice to the Corporation in writing of its desire to vote such shares.

(B) Except as otherwise provided herein, by law, or in any other **Certificate** of **Designation** creating a series of Preferred Stock or any similar stock, the holders of shares of Series A Participating Preferred Stock, the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

Section 4. Conversion. Each share of Series A Participating Preferred Stock shall be convertible at any time by the holder thereof into one share of Common Stock, provided, however, that no holder of any shares of Series A Participating Preferred Stock may convert any such shares in the event that such conversion would result in the holder becoming the beneficial owner of 5% or more the shares of Common Stock of the Company. The conversion restriction set forth in this Section 5 may be waived by any holder thereof upon 61 days written notice to the Corporation.

Section 5. Reacquired Shares . Any shares of Series A Participating Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

Section 6. <u>Liquidation, Dissolution on Winding Up</u>. (A) Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, the shares of Series A Participating Preferred Stock shall be treated as an equivalent to the shares of Common Stock into which they are then convertible.

Section 7. <u>Consolidation, Merger, etc</u>. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series A Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. If the Corporation shall at any time declare or pay any dividend on Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Participating Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denomination of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 8. <u>No Redemption</u>. The shares of Series A Participating Preferred Stock shall not be redeemable.

Section 9. <u>Amendment</u>. The Certificate of Incorporation of the Corporation shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least seventy-five percent (75%) of the outstanding shares of Series A Participating Preferred Stock, voting together as a single class..

EXHIBIT 3.4

STEM CELL THERAPY INTERNATIONAL CORP.

By-Laws

ARTICLE I: MEETINGS OF STOCKHOLDERS

1.   Stockholders meetings shall be held in the office of the Corporation, at Carson City, NV, or at such other place or places as the directors shall from time to time determine.

2.   The annual meeting of the Stockholders of this Corporation shall be held at 11 A.M., on the 2nd. day of December of each year beginning in 2005, at which time there shall be elected by the Stockholders of the Corporation a Board of Directors for the ensuing year, and the Stockholders shall transact such other business as shall properly come before them.

3.   A notice setting out the time and place of such annual meeting shall be mailed postage prepaid to each of the Stockholders of record, at his address and as the same appears on the stock book of the company, or if no such address appears, at his last known place of business, at least ten (10) days prior to the annual meeting.

4.   If a quorum is not present at the annual meeting, the Stockholders present, in person or by proxy, may adjourn to such future time as shall be agreed upon by them, and notice of such adjournment shall be mailed, postage prepaid, to each Stockholder of record at least ten (10) days before such date to which the meeting was adjourned; but if a quorum is present, they may adjourn from day to day as they see fit, and no notice of such adjournment need be given.

5.   Special meetings of the Stockholders may be called at any time by the President; by all of the Directors provided there are no more than three, or if more than three, by any three Directors; or by the holder of a majority share of the capital stock of the Corporation. The Secretary shall send a notice of such called meeting to each Stockholder of record at least ten (10) days before such meeting, and such notice shall state the time and place of the meeting, and the object thereof. No business shall be transacted at a special meeting except as stated in the notice to the

Stockholders, unless by unanimous consent of all the Stockholders present, either in person or by proxy, all such stock being represented at the meeting.

6.   A majority of the stock issued and outstanding, either in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the Stockholders.

7.   Each Stockholder shall be entitled to one vote for each share of stock in his own name on the books of the company, whether represented in person or by proxy.

8.   All proxies shall be in writing and signed.

9.   The following order of business shall be observed at all meetings of the Stockholders so far as is practicable:
        a.   Call the roll;
        b.   Reading, correcting, and approving of the minutes of the previous meeting;
        c.   Reports of Officers;
        d.   Reports of Committees;
        e.   Election of Directors;
        f.   Unfinished business; and
        g.   New business.

ARTICLE II: STOCK

1.   Certificates of stock shall be in a form adopted by the Board of Directors and shall be signed by the President and Secretary of the Corporation.

2.   All certificates shall be consecutively numbered; the name of the person owning the shares represented thereby, with the number of shares and the date of issue shall be entered on the company's books.

3.   All certificates of stock transferred by endorsement thereon shall be surrendered by cancellation and new certificates issued to the purchaser or assignee.

ARTICLE III: DIRECTORS

1.   A Board of Directors, consisting of at least one (1) person shall be chosen annually by the Stockholders at their meeting to manage the affairs of the company. The Directors' term of office shall be one year, and Directors may be re-elected for successive annual terms.

2.   Vacancies on the Board of Directors by reason of death, resignation or other causes shall be filled by the remaining Director or Directors choosing a Director or Directors to fill the unexpired term.

3.   Regular meetings of the Board of Directors shall be held at 1 P.M., on the 2nd. day of December of each year beginning in 2005 at the office of the company at Carson City, NV, or at such other time or place as the Board of Directors shall by resolution appoint; special meetings may be called by the President or any Director giving ten (10) days notice to each Director.
Special meetings may also be called by execution of the appropriate waiver of notice and call when executed by a majority of the Directors of the company. A majority of the Directors shall constitute a quorum.

4.   The Directors have the general management and control of the business and affairs of the company and shall exercise all the powers that may be exercised or performed by the Corporation, under the statutes, the Articles of Incorporation, and the By-Laws. Such management will be by equal vote of each member of the Board of Directors with each board member having an equal vote.

5.   A resolution, in writing, signed by all or a majority of the members of the Board of Directors, shall constitute action by the Board of Directors to effect therein expressed, with the same force and effect as though such resolution has been passed at a duly convened meeting; and it shall be the duty of the Secretary to record every such resolution in the Minute Book of the Corporation under its proper date.

<u>ARTICLE IV</u>:   <u>OFFICERS</u>

        1.   The officers of this company shall consist of: a President, one or more Vice President(s), Secretary, Treasurer, Resident Agent, and such other officers as shall, from time to time, be elected or appointed by the Board of Directors.

        2.   The PRESIDENT shall preside at all meetings of the Directors and the Stockholders and shall have general charge and control over the affairs of the Corporation subject to the Board of Directors. He shall sign or countersign all certificates, contracts and other instruments of the Corporation as authorized by the Board of Directors and shall perform all such other duties as are incident to his office or are required by him by the Board of Directors.

        3.   The VICE PRESIDENT shall exercise the functions of the President during the absence or disability of the President and shall have such powers and such duties as may be assigned to him from time to time by the Board of Directors.

        4.   The SECRETARY shall issue notices for all meetings as required by the By-Laws, shall keep a record of the minutes of the proceedings of the meetings of the Stockholders and Directors, shall have charge of the corporate books, and shall make such reports and perform such other duties as are incident to his office, or properly required of him by the Board of Directors. He shall be responsible that the corporation complies with Section 78.105 of the Nevada Corporation laws and supplies to the Nevada Resident Agent or Registered Office in Nevada, and maintain, any and all amendments or changes to the By-Laws of the Corporation. In compliance with Section 78.105, he will also supply to the Nevada Resident Agent or registered Office in Nevada, and maintain, a current statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete Post Office address, including street and number, if any, where such stock ledger or duplicate stock ledger specified in the section is kept.

5. The TREASURER shall have the custody of all monies and securities of the Corporation and shall keep regular books of account. He shall disburse the funds of the Corporation in payment of the just demands against the Corporation, or as may be ordered by the Board of Directors, making proper vouchers for such disbursements and shall render to the Board of Directors, from time to time, as may be required of him, an account of all his transactions as Treasurer and of the financial condition of the Corporation. He shall perform all duties incident to his office or which are properly required of him by the Board of Directors.

6. The RESIDENT AGENT shall be in charge of the Corporation's registered *office in* the State of Nevada, upon whom process against the Corporation may be served and shall perform all duties required of him by statute.

7. The salaries of all offices shall be fixed by the Board of Directors and may be changed from time to time by a majority vote of the board.

8. Each such officer shall serve for a term of one (1) year or until their successors are chosen and qualified. Officers may be re-elected or appointed for successive annual terms.

9. The Board of Directors may appoint such other officers and agents, as it shall deem necessary or expedient, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

ARTICLE V: INDEMNIFICATION OF OFFICERS AND DIRECTORS

1. The Corporation shall indemnify any and all of its Directors and Officers, and its former Directors and Officers, or any person who may have served at the Corporations request as a Director or Officer of another Corporation in which it owns shares of capital stock or of which it is a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Director(s) or Officer(s) of the Corporation, or of such other Corporation, except, in relation to matters as to which any such director or officer or former Director or Officer or person shall be adjudged

action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under By-Law, agreement, vote of Stockholders or otherwise.

ARTICLE VI: AMENDMENTS

1.   Any of these By-Laws may be amended by a majority vote of the Stockholders at any meeting or at any special meeting called for that purpose.

2.   The Board of Directors may amend the By-Laws or adopt additional By-Laws, but shall not alter or repeal any By-Law adopted by the Stockholders of the company.
****

CERTIFIED TO BE THE BY-LAWS OF:

STEM CELL THERAPY INTERNATIONAL CORP.

BY:_ _____
          Secretary

EXHIBIT 10.1

Term.- 4|05 inated (handwritten)

BUSINESS CONSULTING AND SERVICES AGREEMENT

This Business Consulting and Services Agreement (hereinafter the "Agreement") is made and entered into this 16
th day of December, 2004, by and between PMS SA, a company located at 11485 OAKHURST RD., Largo, FL 33774 (hereinafter "Consultant"), and STEM CELL THERAPY INTERNATIONAL CORP residing at 2203 N. Lois Ave. Suite # 929, Tampa, FL 33607 (hereinafter "Principal").

RECITALS

WHEREAS, Consultant is in the business of providing technical, advisory, financial, marketing and strategic business consulting services, has substantial desirable business contacts and relationships, and desires to make available to Principal such contacts and services pursuant to the terms and conditions of this Agreement; and

WHEREAS, Principal desires to engage the services of Consultant to perform such business consulting, financial and advisory services as set forth herein, is in need of such services, and is able to pay for same.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and for other good and valid consideration, the adequacy and receipt of which is hereby acknowledged, the parties agree to be legally bound as follows:

Recitals. The recitals set forth above are true and correct, and are incorporated herein by reference.

2.   Engagement. Principal hereby engages Consultant to render the business consulting and advisory services set forth in Paragraph 3 of this Agreement. Consultant hereby accepts the engagement and agrees to use its best efforts to perform the duties and services on behalf of Principal.

3.   Nature of Services and Duties. Consultant shall make itself available to consult with Principal concerning all matters pertaining to the administration of Principal's business interests and activities, including, generally, all issues of concern or import in the ongoing growth, development and related business affairs of the Principal may be brought to the attention of Consultant by Principal. Consultant shall provide in an ongoing manner:

a.   Consultant advice with respect to an analysis of the ongoing business activities or ventures of the Principal as well as analyses of business opportunities as may be contemplated by Principal or as may arise in the course of this Agreement;

b.   Assistance in procuring administrative services, if any, for the benefit of Principal as may be requested by Principal in reference to the Principal's operations, including but not limited to review of financial records and all matters of marketing,

T.V.C. (handwritten)

B E (handwritten)

business planning, and business networking;

4. Limitation on Consultant's Services. Consultant is not and does not purport to be engaged in the provision of legal or brokerage services and does not engage in the practice of law or promotion of securities. Consultant is not an attorney, accountant or broker, and Consultant does not maintain attorneys as staff or employees. In the course of providing the services contemplated herein, Consultant shall not provide to Principal any form of interpretation or advice concerning U.S. federal or state securities laws, rules, or regulations. Principal is responsible for retaining independent legal counsel and accountants as necessary.

5. Compensation. Principal shall pay to Consultant, as compensation for all such services provided pursuant to Paragraph 3 herein above, and for other services reasonably related to such matters as authorized by Principal, for 3-year period, in the amount of 1,000,000 (One Million Shares of SCTI common stocks) under SEC rule 144 payable upon execution of this Agreement, which the parties acknowledge to be fair and reasonable compensation for all services provided and to be provided hereunder. Payment as follow:

1st year stock:	500,000	shares at $0.001/ share	= $500.00
2nd year stock :	250,000	shares at $0.003/ share	= 750.00
3rd year stock :	250,000	shares at $0.005/ share	= 1250.00
			$2500 / 3 = 833

6. Representations of Principal.

a. Principal agrees to provide Consultant such financial, business and other material and information about Principal as Consultant may request and any additional information which Consultant considers to be material or necessary for Consultant's performance under this Agreement.

b. Principal will not circumvent Consultant or this Agreement either directly or indirectly nor will it interfere with, impair, delay, or cause Consultant to perform work not described in this Agreement.

c. Principal represents, warrants and covenants that Principal will cooperate in a prompt and professional manner with Consultant in the performance of this Agreement.

7. Representations by Consultant. Consultant represents, warrants and covenants that Consultant will cooperate in a prompt and professional manner with Principal and Principals attorneys, accountants and agents in the performance of this Agreement.

8. Costs, Expenses and Assistants of Consultant. Consultant, subject to approval of the Principal, where necessary and reasonable, shall seek out and utilize the assistance and services of other persons, companies, or firms to properly perform the duties and obligations required under this Agreement, and Consultant shall by directly reimbursed by Principal for such assistance. Notwithstanding the above, all costs and expenses reasonably incurred by Consultant in pursuit of services provided to Principal hereunder shall be approved by Principal and shall be chargeable directly to Principal via monthly

T.V.C.
BE

invoices of Consultant. No individual cost item in the amount of $10 or greater shall be incurred by Consultant without prior consent of Principal, and in no event shall Principal be required to reimburse Consultant for any such cost item that has not been pre-approved by Principal.

9.   Term. This Agreement shall be for a term of three years, commencing upon the date of execution by both parties hereto, unless otherwise renewed by the parties mutually in writing. This Agreement shall automatically terminate upon the dissolution, bankruptcy or insolvency of either party hereto.

10.   Relationship of Parties.   The parties hereby acknowledge the Consultant is an independent contractor of Principal and is not authorized to act on behalf of Principal as its agent, except as may be specifically agreed otherwise. Consultant shall have full control over the manner in which its services are rendered hereunder. Nothing in this Agreement or the course of conduct between the parties shall be deemed to constitute an employment, agency, joint venture, partnership or any other type of relationship between the parties other than the independent contractor status established hereby. Consultant shall not have the right or power to bind Principal to any contracts or agreements with any third party, nor shall Consultant have the right or power to direct any operations of the Principal not authorized specifically by Principal. The relationship created by this Agreement is that of a contract for services.

11.   Limited Liability; Indemnification.

        a.   With regard to services to be performed by Consultant pursuant to the terms of this Agreement, Consultant shall not be liable to the Principal, nor to any one who may claim any right due to any relationship with the Principal, for any acts or omissions in the performance of services on the part of the Consultant or on the part of the agents or employees of the Consultant, except when said acts or omissions of the Consultant are due to its willfulness or intentional misconduct. Principal shall defend, indemnify and hold Consultant and its assigns, attorneys, accountants, employees, officers, and directors harmless from and against all losses, liabilities, judgments, damages, claims, demands, actions, proceedings, suits, costs, and expenses, presently or in the future, arising from or pertaining to the services rendered to the Principal pursuant to this Agreement, except when the same shall arise due to the willful misconduct of Consultant.

12.   Non-exclusivity of Agreement.   Principal acknowledges and agrees that Consultant provides ongoing consulting services to a variety of clientele, and Consultant shall not, by the terms of this Agreement, be bound, prevented or barred in anyway from rendering services of the same nature as contemplated herein to existing and future clientele.

13.   Waiver, Modification and Cancellation; Writing Required. This Agreement may not be modified, amended or canceled except by a mutual agreement by an instrument in writing duly executed by the parties hereto. No waiver of compliance with any provision or condition hereof and no consent provided for herein shall be effective unless evidenced by an instrument in writing duly executed by the party hereto sought to be charged with such waiver or consent.

14.   Severability. The invalidity or unenforceability of any particular provisions hereof

T.V.C.

BE

shall not effect the remaining portions or provisions of this Agreement, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

15.   Venue. The parties hereto understand and agree that venue shall be had, and is mandatory, in Hillsborough County, Florida, to the exclusion of all other places of venue, for all matters which may arise under this Agreement.

16.   Governing Law. This Agreement is governed solely and exclusively by the laws of the State of Florida.

17.   Entire Agreement. This Agreement contains the entire understanding between the parties hereto with respect to the matters contemplated hereby, and this Agreement supercedes any and all prior understandings and written and oral agreements between the parties with respect to the subject matter hereof.

18.   Authority to Enter into Agreement. Any individual executing this Agreement on behalf of a corporate entity represents that they are duly authorized by such entity to enter into said Agreement, and that their acts are binding upon the entity which they represent.

        IN WITNESS WHEREOF, the parties have executed this Agreement on the date first set forth above.

"Principal"   "Consultant"

By: _____   By : _____
        Thuy Chau M.D   Bruce Elliott
Chairman and CEO   PMS SA

EXHIBIT 10.2

FYE 3/31/05

CONSULTING AGREEMENT

This Agreement, dated as of January 4, 2005 between E. Almodovar, President of RES Holdings Corp. with offices at 503 Nassau Ave, Freeport, NY and ("CONSULTANT") and Stem Cell Therapy International Corp. with offices at 2203 North Lois Avenue, 9th Floor, Suite 929, Tampa, Florida ("*CLIENT*"),

RECITALS

A.*CLIENT* desires to retain *CONSULTANT* to render consulting and advisory services for *CLIENT* on the terms and conditions set forth in this Agreement and *CONSULTANT* desires to be retained by *CLIENT* on such terms and conditions.

NOW, THEREFORE, *CLIENT* and CONSULTANT agree as follows:

Retention of Consultant;

1. **Services to be Performed.** *CLIENT* hereby retains *CONSULTANT* for the term of this Agreement to perform the consulting services on an as needed basis. These services will include but will not be limited to business development, strategic planning, technology implementation, email marketing strategizing and mergers and acquisitions. In rendering Services hereunder, *CONSULTANT* shall be acting as an independent contractor and not as an employee or agent of *CLIENT*. As independent contractors, neither *CONSULTANT* nor *CLIENT* shall have any authority, express or implied, to commit or obligate the other in any manner whatsoever, except as specifically authorized from time to time in writing by an authorized representative of *CONSULTANT* or *CLIENT*, as the case may be, which authorization may be general or specific. Nothing contained in this Agreement shall be construed or applied to create a partnership. *CONSULTANT* shall be responsible for the payment of all federal, state or local taxes payable with respect to all amounts paid to *CONSULTANT* under this Agreement.

2. **Compensation for Consulting Services.** For Services hereunder, *CLIENT* shall pay to *CONSULTANT* a fee using the following schedule:

For the introduction of a public vehicle, CONSULTANT shall receive 750,000 (seven hundred and fifty thousand) shares for engagement and finders fee. The shares will have piggy back registration rights on the Company's next registration. And the shares are assignable at the choice of the CONSULTANT.

3. **Confidential Information.** Confidential information of any nature that either party acquires regarding any aspect of the other party's business shall be treated in strict confidence. Information so obtained shall not be divulged, furnished or made accessible to third parties without the written permission of the other party to this Agreement. Both parties retain the right to do business with third parties in matters that may be competitive with the interests of the other party to this Agreement. However, the confidentiality constraints above shall be binding and have precedence over these business matters. Upon termination of this Agreement, the terms of this paragraph shall remain in effect for three years

4. **Term and Termination.** (a) Unless terminated at an earlier date in accordance with Section 7(b), this Agreement shall commence as of the date first written above and shall continue until one year. (b) This Agreement shall be terminated for no cause when either party gives at least thirty days written notice to the other party of the intent to terminate this Agreement. *CONSULTANT* shall be entitled to receive from *CLIENT* all fees resulting from any referrals given up to that date for the remainder of the life of the relationship between the *CLIENT* and such referrals.

T.V.C.

5. Indemnification. *CLIENT* agrees to indemnify, defend and hold harmless *CONSULTANT* against any and all loss, liability, expenses and costs (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by *CONSULTANT* in connection with any threatened, pending, completed or future action suit or proceeding to which *CONSULTANT* is, or is threatened to be, made a party arising from or related to Services that have been provided hereunder. The terms of this Section 8 are non revocable and shall survive the termination of this Agreement.

6. Disputes. Any action based on this Agreement, including disagreement, disputes regarding the terms and conditions, alleged breaches of contract, and remedies under contract, shall be governed by the laws of the State of Tampa, Florida and shall be adjudicated exclusively by a court of competent jurisdiction in Tampa, Florida. The Parties shall have the right to recover reasonable attorney and courts costs arising from a dispute.

7. Miscellaneous. (a) Entire Agreement. This Agreement (including the exhibits, schedules and other documents referred therein) constitutes the entire agreement between the parties with respect to the subject matter hereof. This Agreement supersedes any and all prior agreements, oral or written, between the parties with respect to the subject matter hereof. (b) Severability. If any provision of this Agreement is for any reason declared to be invalid or unenforceable, the validity and enforceability of the remaining provisions shall not be affected thereby. Such invalid or unenforceable provision shall be deemed modified to the extent necessary to render it valid and enforceable, and if no modification shall render it valid and enforceable, this Agreement shall be construed as if not containing such provision and the rights and obligations of the parties shall be construed and enforced accordingly. (c) Amendment, Waiver, Modification or Termination. No amendment, waiver or termination or modification of this Agreement shall be binding unless it is in writing and signed by both *CONSULTANT* and *CLIENT* and dated subsequent to the date hereof. Performance of work by *CONSULTANT* and/or acceptance of payment by *CONSULTANT* for work performed and/or work to be performed for *CLIENT* beyond the scope of this Agreement does not constitute acceptance by *CONSULTANT* of amendments or modifications to this Agreement nor shall they be binding. (d) Assignment. This Agreement and the rights and obligations of the parties hereunder shall not be assignable by either party without prior written consent of the other party. (e) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives and, to the extent permitted by subsection (d), successors and assigns of the parties hereto.

IN WITNESS WHEREOF, *CLIENT* and *CONSULTANT* have executed this Agreement as of the date set forth in the first paragraph.

[signature]

Authorized signature for RES Holdings Corp.

President 1-4-05

Title /Date

[signature]

Authorized signature for Stem Cell Therapy International Corp.

CHAIRMAN 1-4-05

Title /Date

EXHIBIT 10.3

Stern & Co.
INVESTOR RELATIONS - MEDIA COMMUNICATIONS

STERN & CO.
STEM CELL THERAPHY INTERNATIONAL CORPORATION
INVESTOR & MEDIA RELATIONS CONTRACT

February 10, 2005

Mr. Calvin Cao
Chairman and Chief Executive Officer
Stem Cell Therapy International Corporation
2203 North Lois Avenue, Suite 929
Tampa, Florida 33607

VIA EMAIL: calvin_cao@hotmail.com

Dear Calvin,

This letter when signed by you and returned with the first month's retainer for Stern & Co.'s investor and media relations-related services confirms that you are retaining Stern & Co. as your investor and media relations counsel for a six-month period beginning February 14, 2005 on behalf of Stem Cell Therapy International Corporation, a Nevada Corp.

The fee for our investor and media relations services for the period stated above will be $3,000 per month for the months of February, March, April plus 20 thousand Rule 144 shares of Stem Cell Therapy Corp. (OTCBB: SCTI) stock valued at par. When, after 12 months, this stock can be exercised, Stern & Co. has the option to request the company to issue additional shares so that the exercise value of the transaction in total is equal to $100,000. The initial three months of fees, totaling $9,000, is payable with the signing of this contract. For the second half of the agreement, the monthly fee will increase to $6,000 per month payable for months of May, June and July. Each of those fees is due to Stern & Co. at the start of each month.

Under a separate budget Stern & Co. has agreed to create and develop an investor relations (IR) kit for Stem Cell Therapy Corporation. A key document and anchor of the kit is the Fact Sheet. Stern & Co. will develop the fact sheet, which is used during marketing and outreach of Stem Cell Therapy to the investment community, media and shareholders. This process includes research, writing, editing, and updating the corporate fact sheet on an as needed basis during the length of the relationship with Stern & Co. The fact sheet would contain a wealth of information about Stem Cell Therapy Corporation, which includes descriptions of the company, its product, financial information, investment highlights, market size and opportunities, company news and strategic partnerships. Included in the kit will be company press releases, SEC filings, and other marketing materials provided by the Company which would warrant inclusion in the kit. The kit also would serve as a key resource for the financial media. The one time cost for the development of items listed above is $5,000. The cost does not include design or printing of folders, printing costs to fulfill the kits, or postage. It does not include the design of any corporate logo.

Stern & Co.
INVESTOR RELATIONS · MEDIA COMMUNICATIONS

At the signing of this contract, we also require a deposit of $500.00 to be used as a revolving credit against out-of-pocket expenses incurred on your behalf. A check for this amount will also be due along with a signed copy of this agreement. In addition to the fee you agree to reimburse us for out-of-pocket expenses which include but are not limited to such items as: copying, fax, Internet research, media meetings, telephone, messenger service, transportation and travel, mail and overnight mail, office services and supplies, publications and subscriptions, clipping services and associated costs. We will send you a monthly accounting of such costs and you agree to reimburse Stern & Co. in the amount of such charges upon receipt of our invoice. You also agree to replenish the revolving credit when notified.

In addition, all outside production services including but not limited to: printing, offsetting of materials, photostats, large-scale mailings, photography, art work, press parties and special events on your behalf will be re-billed at the end of each calendar month with a standard agency mark up of 8.25% and are payable upon receipt. It is specifically understood that Stern & Co. will enter into such contracts with outside providers only with your advance approval. We will act as your agent on behalf of such agreed upon outside provider services, but providers will be informed that you are ultimately responsible for payment of their bills in the event that we don't receive payment from you directly.

No single outside production or vendor expense item over $500 will be undertaken without your advance approval. You will be required to immediately pay us in advance for any out-of-pocket expense item of more than $1,000 before a commitment is made to incur it.

Our fee is based on our evaluation of the number of professional hours that will be necessary to carry out our program on your behalf. We will present you with additional budget estimates for any activities that were not included in the agreed upon program.

Stern & Co. agrees to hold confidential all non-public information we receive from you. You agree to indemnify and hold harmless Stern & Co. from and against all losses, claims, damages, expenses or liabilities which we may incur based on information, representations, reports or data you furnish us, to the extent that such material is furnished, prepared, approved by you and used by us.

We expect you to be responsive to our invoices and pay us promptly. Should you have any question about any item in our out-of-pocket invoices, you must notify us within thirty [30] days of receipt of said invoices and agree to pay all non-disputed or questioned items immediately.

This Agreement shall be construed in accordance with the laws of the State of New York applicable to agreements made and wholly to be performed in such State. The Agreement may not be amended or modified except in writing and shall be governed and construed in accordance with the laws of the State of New York without regard to the principles of the conflicts of law.

Stern & Co.
INVESTOR RELATIONS · MEDIA COMMUNICATIONS

Unless either of us notifies the other in writing by registered mail sixty-days (60) before this agreement expires, but under no circumstances before June 14, 2005, it will be renewed automatically for another six months.

Please sign two copies of this agreement and return one along with your check for our first month's services and the revolving credit. You have our assurance of our very best efforts on your behalf.

Sincerely,

Stephanie Stern

Stephanie Stern
President
Stern & Co.
February 4, 2005

Accepted and Approved:

_____
Calvin Cao
Chairman & Chief Executive Officer
Stem Cell Therapy International Corporation

Date: _____

EXHIBIT 10.4

EXECUTIVE SUITE LEASE AGREEMENT
WILDER CORPORATION

THIS LEASE made this **15th** day of **February, 2005** between Wilder Corporation of Delaware, a Delaware Corporation whose address is: 2536 Countryside Blvd. Suite 250, Clearwater, Florida 33763, "Landlord", and **Stem Cell Therapy International Corp.** Tenant", whose address is **2203 N. Lois Ave., Tampa, Florida 33607**.

WITNESSETH:

Landlord hereby leases to Tenant and Tenant hereby hires from Landlord the following described property ("Leased Premises"): Space designated as Suite **One (1)** Ninth (9th) Floor, consisting of approximately **Three hundred seventy-four (374)** square feet, located at 2203 N Lois Ave., Tampa, Florida 33607

     1.   **TERM:** Tenant to have and hold Leased Premises on a **Month-to-Month** term, commencing on the **17th** day of **February, 2005**. A thirty-day written notice is required to terminate the Lease Agreement.

     2.   **RENTS:** Lessee agrees to pay as monthly rent and sales tax:

Prorated Base Rent for Feb. 05	Sales Tax (7%)	Total
$680.85	**$47.66**	**$728.51**

Monthly Base Rent thereafter	Sales Tax (7%)	Total
$1588.65	**$ 111.21**	**$1699.89**

In lawful United States currency, together with the sales tax levied upon the use and occupancy of the leased premises in advance and beginning on the commencement date of this Lease and on the first day of each and every month thereafter throughout the term of this Lease as follows. Rents shall be paid to Lessor without setoff or deduction at Manager's Office, 2536 Countryside Blvd. Suite 250, Clearwater, Florida 33763. Any payments or rent not received by the fifth of the month shall be subject to a late charge of five percent (5%) of the unpaid rent. In addition to the foregoing late charge, rent not paid when due shall bear interest at the rate of 18% per annum or the maximum lawful rate of penalty interest allowed by law, whichever is lower. If lessee's possession commences on other than the first day of the month, the rent for the prorated portion of said month shall be paid and the term of this Lease shall commence on the first day of the month following that in which possession is given. The amount of rent and security deposit received upon signing this lease is **Two thousand one hundred seventeen and 16/100 dollars ($2,417.16)** (includes $100.00 telephone vendor fee)

     3.   **RENT ADJUSTMENT:** Any adjustments to the rental rate as described in Paragraph 2 above.

     4.   **USE AND POSSESSION:** (a) Use: It is understood that the Leased Premises are to be used for general purposes as an **administrative office** not to consist of more than **two (2)** people, and for no other purposes without prior written consent of Landlord. Tenant accepts Leased Premises as suitable for such use.

     (b) Expiration of Term: Tenant, at expiration of the term shall deliver up the Leased Premises in good repair and condition: damages beyond the control of Tenant, reasonable use, ordinary decay, and wear and tear accepted. Tenant further agrees to provide and use carpet mats for all desk areas in order to prevent wear of carpeted areas.

5.   **NOTICES:** For purpose of notice or demand, the respective parties shall be served by certified or registered mail, addressed to Tenant at the Leased Premises, or to Landlord at the address set forth above.

6.   **ORDINANCES AND REGULATIONS:** Tenant hereby covenants and agrees to comply with all the rules and regulations of the Board of Fire Underwriters, Officers or Boards of the City, County and State having jurisdiction over the Leased Premises, and with all ordinances and regulations or governmental authorities wherein Leased Premises are located, at Tenant's sole cost and expense, but only insofar as any of such rules, ordinances and regulations pertain to the manner in which Tenant shall use Leased Premises. Said Leased Premises shall not be used for any unlawful purpose, nor shall it be used as to constitute a nuisance.
Tenant shall observe faithfully and comply strictly with the Rules and Regulations attached hereto as Exhibit "A", and incorporated herein. Landlord shall have the right during the term of this lease to make reasonable changes in, and additions to, Rules and Regulations with the same force and effect as if originally incorporated herein. Any failure by Landlord to enforce Rules and Regulations shall not constitute a waiver of their enforceability.

7.   **QUIET ENJOYMENT:** So long as Tenant is not in default of the terms and conditions herein, Landlord covenants and agrees that Tenant shall have peaceable and quiet possession of said leased Premises.

8.   **SIGNS:** Tenant will not place signs or other advertising on the building outside the Leased Premises without written consent of Landlord.

9.   **UTILITIES AND SERVICE:** (a) Utilities: Landlord shall furnish and maintain (1) five day heat and air conditioning during normal business hours and at such other times as Landlord in its sole discretion deems necessary for normal office occupancy and for the comfort of Tenants. (2) Water for common area drinking fountain, toilet and lavatory purposes only: (3) five day janitorial and building maintenance service: (4) electricity for light and ordinary office purposes, and (5) operatorless elevator service.
(b) Use by Tenant. Tenant agrees to exercise: due care and prudence in the use of utilities at all times, and to comply with all Federal, State and local guidelines concerning same. In the event Landlord incurs electrical costs which are excessive for the use of Leased Premises as general office space or show a disregard by Tenant of its agreement to use due care and prudence, Tenant agrees to reimburse Landlord for that portion of the costs which are attributable to the excessive use or Landlord may, at it's option, terminate this lease. Landlord in furnishing electrical services does not contemplate Tenant using extraordinary amounts of electricity, or generating heat that affects air conditioning efficiency. Landlord reserves the right to discontinue temporarily any of the aforesaid services where necessary by reason of accident, need for repairs, strikes, labor disputes, or the necessity for alterations or improvements, or causes beyond Landlord's control. Landlord shall not be liable for damages for such discontinuance and there shall be no abatement or reduction in rent.

10.   **ALTERATIONS:** Tenant shall maintain Leased Premises in good repair and condition, damage thereto by fire, windstorm, Acts of God, or the elements accepted. Tenant shall not make or suffer to be made any alterations, additions or improvements to Leased Premises or any part thereof without prior written consent of Landlord. In the event Landlord consents to the proposed alterations, additions or improvements, the same shall be at Tenant's cost and expense, will become Landlord's property, and Tenant shall hold Landlord harmless on account of the cost thereof. Landlord may require Tenant to post a bond in sufficient amount to assure payment by Tenant of the costs thereof. Any such alterations shall be made at such times and in such manner as not to unreasonably interfere with the occupations, use and enjoyment of the remainder of the Building by the other tenants thereof. If required by Landlord, such alterations shall be removed by Tenant upon the expiration or termination of the Lease, and Tenant shall repair all damage to the premises caused by such removal, all at Tenant's cost and expense.

11. **ENTRY OF LANDLORD:** Landlord or Landlord's agents shall have the right to enter the Leased Premises at all times to examine same and to show them to prospective mortgagor, purchasers or tenants of the Building, and to make such decorations, repairs, alterations, improvements or additions as Landlord may deem necessary or desirable, and Landlord shall be allowed to take all material into and upon said Leased Premises that may be required therefore without the same constituting an eviction of Tenant in whole or in part. Rent reserved shall in no way abate while said decorations, repairs, alterations, improvements, or additions are being made, by reason of loss or interruption of business of Tenant or otherwise. If during the last month of the term, Tenant shall have removed substantially all of Tenant's property there from, Landlord may immediately enter and alter, renovate and redecorate the Leased Premises, without elimination or abatement of rent or incurring liability to Tenant for any compensation, and such acts shall have no effect upon this Lease.

12. **FIRE OR CASUALTY:** If Leased Premises are damaged by fire or casualty, Landlord will promptly repair the damage and restore the Leased Premises to their condition immediately prior to the casualty occurrence, but only to the extent possible within the limitation of available insurance proceeds. If the reasonable time for completing any such restoration or repair is sixty (60) days or longer, either party shall have the option to terminate this Lease agreement by giving notice of termination to the other party. That notice shall be given within fifteen (15) days after the date of the casualty. If the damage or destruction to the Leased Premises occurs within six (6) months of the expiration of the then existing term of the Lease, or if the damage or destruction to the Leased Premises is so substantial that it has effectively destroyed the Leased Premises totally, the Landlord may, at its sole option, terminate the Lease by giving written notice to Tenant within fifteen (15) days after the date of the casualty. If the Leased Premises are damaged by fire or casualty, the rent shall abate until the Leased Premises are restored or until the Lease is terminated in accordance with this paragraph. The abatement shall be in proportion to the impairment of the use that Tenant can reasonably make of the Leased Premises. Landlord shall not be liable for any inconvenience or interruption of business of Tenant or for the loss of any personal property occasioned by the fire or other casualty.

13. **CONDEMNATION:** If any part of the Leased Premises is taken by eminent domain, Landlord may, at its sole option, terminate the Lease by giving written notice to Tenant within forty-five (45) days after the taking, or if by reason of any such taking, Tenant's operation on the Leased Premises is materially impaired, Tenant shall have the option to terminate this Lease, by giving written notice to Landlord within forty-five (45) days after the taking and the rent will be adjusted as of the date of the notice. If the Leased Premises are damaged, or if access to the Leased Premises is impaired by reason of such taking, and neither Landlord nor Tenant elects to terminate this Lease, Landlord will promptly rebuild or repair the damage to the extent possible within the limitations of the available condemnation awards. All condemnation awards belong to Landlord, except that specifically awarded to Tenant for its separate property and fixtures.

14. **ASSIGNMENT AND SUBLEASE:** Tenant shall not mortgage or assign this Lease or sublet the Leased Premises without the prior written consent of Landlord. No assignment shall relieve Tenant of its obligations under this Lease.

15. **HOLDOVER:** Any holding over by the Tenant after the expiration of the Lease shall be construed as a Tenancy at Sufferance, unless such occupancy is with the written consent of Landlord, in which event Tenant will be a tenant from month to month, upon the same terms and conditions of this Lease, except at a rate of one hundred fifty (150%) of the monthly rent for the expiring rental period for such holdover period. Acceptance by Landlord of rent after such termination shall not constitute a renewal.

16. **INDEMNITY AND INSURANCE:** (a) Indemnity. Tenant will save Landlord harmless and indemnify Landlord from and against any and all claims, actions, damages, liability and expenses in connection with loss of life, personal injury or loss or damage of whatever nature including property damage (1) cause by, or resulting from, or claimed to have been caused by, or the have resulted from, wholly or in part, any act, omission or negligence of Tenant or anyone claiming under Tenant (including, but without limitation, subtenants, concessionaires, agents, employees, servants and contractors of Tenant, or its subtenants or concessionaires), no matter where occurring, or (2) occurring in, upon or at the Leased Premises, no matter how caused, or (3) arising out of the occupancy or use by Tenant of the Leased Premises, or any part thereof. This indemnity and hold harmless agreement shall include indemnity against all costs, expenses and liabilities incurred in connection with any such injury, loss or damage or any such claims, or any proceeding brought thereon or the defense thereof. If Tenant, or anyone claiming under Tenant, or the whole or any part of the property of Tenant shall be injured, lost or damaged by theft, fire, water or steam, or in any other way or manner whether similar or dissimilar to the foregoing, no part of said injury, loss or damage is to be borne by Landlord, or its agents. Tenant agrees that Landlord shall not be liable to Tenant, or anyone claiming under Tenant for any injury, loss, or damage that may be caused by, or result from the act, omission, default or negligence of any persons occupying adjoining premises or any other part of the Building or property. In case Landlord shall, without fault on its part, be made a party to any litigation commenced by or against Tenant, Tenant shall protect and hold Landlord harmless and shall pay all costs, expenses and reasonable attorney's fees incurred or paid by Landlord in connection with such litigation.

(b) Insurance. Tenant will maintain public liability with respect to the Leased Premises, naming Landlord and Tenant as insured's, with a combined single limit of not less than Three Hundred Thousand Dollars ($300,000) on an occurrence basis with respect to both bodily injury and property damage. Tenant shall deliver to Landlord a Certificate of Insurance at least fifteen (15) days prior to the commencement of the term of this Lease and a renewal Certificate at lease fifteen (15) days prior to the expiration of the Certificate it renews. Said Certificate must provide for thirty (30) days notice to Landlord in event of material change or cancellation. Tenant also agrees to maintain during the term hereof, broad form coverage on Tenant's personal business property and improvements and betterments.

(c) Waiver of Subrogation. Neither party shall be liable to the other, or to anyone claiming through, or under them, for loss or damage caused by fire or any other peril insured against by the insurance maintained hereunder, even though the loss or damage is caused by the fault or negligence of the other party or anyone for whom such party may be responsible; provided, however, that this waiver of Subrogation shall be applicable and in force only with respect to loss or damage occurring while the releaser's policies contain a provision that any such waiver shall not adversely affect or impair said policies. In accordance with this paragraph, each insurance policy carried by Landlord and Tenant shall contain a provision by which the insurance company shall waive all right of recovery by subrogation against the other party for loss or damage to the insured property.

17. **DEFAULT:** (a) Events of Default. The happening of any one or more of the following listed events shall constitute a breach of this Lease Agreement on the part of the Tenant: (1) The failure of Tenant to fully and properly perform any act required of it in the performance of this Lease, or otherwise to comply with any term or provision hereof; (2) The failure of Tenant to pay any rent payable under this Lease Agreement on the due date thereof; (3) The filing by, or on behalf of, Tenant of any petition or pleading to declare Tenant a bankrupt, or the adjudication in bankruptcy of Tenant under any bankruptcy law or act; (4) The appointment by any court or under any law of a receiver, trustee, or other custodian of the property, assets, or business of Tenant; (5) The assignment by Tenant of all or any part of its property or assets for the benefit of its creditors: or (6) The levy, execution, attachment or other taking of property, assets or of the leasehold interest of Tenant by process of law, or otherwise, in satisfaction of any judgment, debt or claim; (7) The abandonment or vacation of Leased Premises by Tenant.

(b) Remedies. Upon the happening of any event of default, Landlord, if it shall so elect, may either (1) collect each installment of rental when the same matures; (2) accelerate rents for the remainder of the term of this Lease, or (3) enter Leased Premises without process of law and terminate Tenant's possession without being liable for any prosecution therefore, and re-lease the Leased Premises to any person, firm, or corporation, and upon such terms and conditions as Landlord may deem advisable, as agent of Tenant or otherwise, for whatever rent it can obtain. Tenant shall remain liable for the rent reserved herein, and all other obligations hereunder. Landlord shall apply the proceeds of such re-leasing (1) first to the payment of expenses that Landlord may incur in the entering and re-leasing, and (2) then to the payment of the rent due by Tenant and the fulfillment of Landlord's covenants and obligations hereunder. In the case of deficiency, Tenant shall remain liable. Tenant hereby waives service of any demand for payment of rent, or notice to terminate or demand for possession of the Leased Premises, including any and all other forms of demand and notice prescribed by laws.

(c) Attorneys' Fees and Costs. Tenant agrees to pay reasonable attorneys' fees and all costs if it becomes necessary for Landlord to employ an attorney or other agent to collect any of the rent or enforce any of the provisions of this Lease, whether or not suit is brought, and including such fees and costs on appeal. Tenant expressly waives all exemptions secured to Tenant under the laws of the State of Florida, or any state of the United States as against the collection of any debt hereby secured or incurred.

(d) Additional Security. As additional security for the performance of Tenant's obligations hereunder, Tenant hereby pledges and assigns to Landlord all the furniture, fixtures, goods, inventory, stock and chattels of Tenant which are now or may hereafter be brought or put in the Leased Premises, and further grants to Landlord a security interest therein under the Uniform Commercial Code. Upon the request of the Landlord, Tenant hereby agrees to execute and deliver to Landlord all financing statements, amendments thereto, or other similar statements which Landlord may reasonably request.

(e) No Waiver by Landlord. Nothing herein contained shall be deemed to be a waiver by Landlord of its statutory lien for rent, and the remedies, rights and privileges of Landlord in the case of default of Tenant as set forth above shall not be exclusive, and in addition thereto Landlord may also exercise and enforce all its rights at law or in equity which it may otherwise have as a result of Tenant's default hereunder, Landlord is herein specifically granted all of the rights of a secured creditor under the Uniform Commercial Code with respect to the property in which Landlord has been granted a security interest by Tenant.

18. **NOTICE OF TERMINATION:** Notwithstanding any provision of law or any judicial decision to the contrary, no notice shall be required to terminate the term of the Lease Agreement, or extension hereof, on the date herein specified, and the term hereof shall expire on the date herein provided without notice being required from either party, except for the Month-to-Month terms, in which case a 30 day written notice shall be given. Failure to comply will result in forfeit of security deposit.

19. **SUCCESSORS AND ASSIGNS:** This lease shall bind and inure to the benefit of the successors, heirs, and assigns of the parties hereto.

20. **SECURITY DEPOSIT:** Tenant concurrently with the execution of this Lease, has deposited with Landlord last months' Rent Security Deposit in the sum of **One thousand five hundred eighty-eight and 65/100 dollars ($1,588.65)** the receipt being hereby acknowledged and shall be retained by Landlord as security for the payment by Tenant of the rent herein agreed to be paid for the faithful performance of the covenants of this Lease. If any time Tenant shall be in default in any of the provisions of this Lease, Landlord shall have the right to use said deposit, or so much thereof as may be necessary, in the payment of any rent in default and/or in payment of any expense incurred by Landlord by reason of such default of Tenant, or at Tenant's option the same may retained by Landlord in liquidation of part of the damages suffered by Landlord by reason of default of Tenant.

21.	**RELOCATION:** Landlord shall have the right to move Tenant to comparable space on another floor of the building if Landlord needs the space for expansion of another Tenant. In the event such relocation should take place, the other terms and conditions of the Lease shall remain the same and Landlord shall pay all moving expenses.

22.	**PARKING SPACES:** Landlord shall provide ample unreserved parking lots adjacent to the building. Landlord reserves the right to have reasonable regulations for parking use.

23.	**ENTIRE AGREEMENT:** It is agreed between the parties that neither Landlord nor Tenant nor any of their agents have made any statement, promises, or agreements verbally or in writing in conflict with the terms of this Lease Agreement. Any and all representations by either of the parties or their agents made during negotiations prior to the execution of this Lease Agreement and not contained in the provisions hereof shall not be binding upon either party hereto. It is further agreed that this Lease Agreement contains the entire agreement between the parties, and no rights are to be conferred upon either party until this Lease has been executed.

24.	**MODIFICATION:** No modifications, alteration or amendment to this Lease Agreement shall be binding unless in writing and executed by the parties hereto, their heirs, successors, and assigns.

25.	**BROKER'S COMMISSION:** Tenant covenants, represents, and warrants that Tenant has had no dealings or negotiations with any Broker, or Agent other than **(not applicable)**. In connection with the consummation of this Lease, and Tenant covenants and agrees to pay, hold harmless and indemnify Landlord from and against any and all costs, expenses (including reasonable attorneys' fees before trial, at trial, and on appeal) or liability for any compensation, commissions, or changes claimed by any broker or agent, other than the Brokers set forth in this paragraph with respect to this Lease or the negotiation thereof. In the event of legal action, Pinellas County shall be the venue.

26.	**PROVISIONS SEVERABLE:** If any term or provision of this Lease Agreement or the application thereof to any person or circumstance shall, to any extent be invalid or unenforceable, the remainder of this Lease Agreement, or the application of such term or provision to person or circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby and each term and provision of this Lease Agreement shall be valid and be enforced to the fullest extent permitted by law.

27.	**ACCORD AND SATISFACTION:** No receipt and retention by Landlord of any payment tendered by Tenant in connection with this Lease shall give rise to or support or constitute an accord and satisfaction, or a compromise or other settlement, notwithstanding any accompanying statement, instruction or other assertion to the contrary (whether by notation on a check or in a transmittal letter or otherwise), unless Landlord expressly agrees to an accord and satisfaction, or a compromise or other settlement, in a separate writing duly executed by Landlord. Landlord may receive and retain, absolutely and for itself, any and all payments so tendered, notwithstanding any accompanying instructions by Tenant to the contrary. Landlord will be entitled to treat any such payments as being received on account of any item or items of Rent, late charge, interest, expense or damage due in connection herewith, in such amounts, and in such order as Landlord may determine at its sole option.

28.	**LAW:** This Lease Agreement shall be enforced in accordance with the laws of the State of Florida.

29.   **SUBORDINATION:**   Tenant shall execute any subordination or related documents which any Lender contemplating financing of the property of which the Leased Premises is a part may require, and, in the event of the failure of the tenant to so execute the documents within five days from Landlords request then the Tenant irrevocably appoints Maurice Wilder as Tenant's attorney, in fact, to execute such documents.

IN WITNESS WHEREOF, Tenant and Landlord have caused this Lease to be duly executed as of the date of this Lease, by their respective officers or parties thereunto duly authorized.

Signed, sealed and delivered   "TENANT"
In the presence of:

Stem Cell Therapy International Corp.

By_____
        Calvin Cao, C.E.O.

"LANDLORD"
Wilder Corporation of Delaware

By _____
        Christie M. Barker
        Leasing Representative

GUARANTY

FOR VALUE RECEIVED and in consideration for and as an inducement to Landlord to lease the Leased Premises referred to in the foregoing Lease to Tenant therein named, the undersigned does hereby guarantee to Landlord the punctual payment of the rent and other charges and the due performance of all the other terms, covenants and conditions contained in the foregoing Lease on the part of Tenant to be paid and to be performed there under. This guaranty shall be construed to be a guaranty of performance and payment, and the guarantor shall be jointly and severally liable with Tenant, at Landlord's option. The Landlord may pursue his remedies against the undersigned without first exercising any rights against Tenant. This guaranty shall extend to any change, modification, amendment, assignment, extensions or renewals of the foregoing Lease and the terms thereof. The undersigned guarantor hereby waives notices of non-payment and default and agrees that all costs, expenses and attorney fees assessable against Tenant shall likewise be assessable against himself as guarantor.

Dated: _____

*** Landlord has provided Tenant with a 15% discount per month. Should Tenant relocate into smaller space or outside The Airport Ececutive or Westwood Centers within twelve (12) months and twelve (12) days, Tenant shall pay Landlord $280.35 for each month of occupancy.

EXHIBIT "A"
RULES AND REGULATIONS

1.   Tenant shall not obstruct the building sidewalks, halls, elevators and stairways or use same for any purpose other than access to the Leased Premises. The halls, entrances, elevators, stairways and roof are not for general public use and Landlord retains the right to prevent access thereto of all persons whose presence Landlord judges to be prejudicial to the safety and interests of the Building and its tenants. Nothing herein shall prevent access by persons with whom Tenant normally deals in the ordinary course of business unless such persons are engaged in illegal activities. Tenants and their employees shall not go upon the roof of the Building without the written consent of Landlord.

2.   The doors and windows that admit light into the common areas of the Building shall not be covered or obstructed. The toilet rooms and other water apparatus shall not be used for any purpose other than that for which they were constructed. The expense of any stoppage or damage resulting from violation of this rule shall be borne by Tenant who, or whose agents, shall have caused it.

3.   If Landlord, by written notice to Tenant, shall object to any blind, shade or screen used in connection with, any window or door of the Leased Premises, such use shall be forthwith discontinued by Tenant.

4.   Tenant shall not move any heavy equipment or bulky matter in or out of the Building without Landlord's written consent, which Landlord agrees not to withhold unreasonably. All such movements shall be made during hours, which will least interfere with normal operations of the Building, and all damage caused by such movement shall be promptly repaired by Tenant at Tenant's expense. Tenant shall not place a load upon any floor of the Leased Premises, which exceeds the load per square foot, which such floor was designed to carry and which is allowed by law. Nor shall Tenant load safes or other objects larger or heavier than the building freight elevators can carry. Landlord shall have power to prescribe the weight and position of such safes or other objects, which shall, if considered necessary by Landlord, stand on three-inch thick wood strips to distribute the weight. Large objects can be moved only at hours designated by the Building Manager.

5.   Business machines and mechanical equipment belonging to Tenant which causes noise, vibration or other nuisance that may be transmitted to the building structure of Leased Premises so as to interfere with the use or enjoyment by other Tenants of their premises or the Building shall be equipped by Tenant at Tenant's cost and expense with vibration eliminators sufficient to eliminate the noise or vibration.

6.   No Tenant shall sweep or throw any dirt or other substance into the corridors, elevators or stairways of the Building, and Tenant shall not use or keep any foul gas or substance in the Building, or permit the Building to be used in a manner objectionable to Landlord or other occupants of the Building by reason of noise, odors or vibrations, or interfere in any way with other tenants or those having business therein, nor shall any animals or birds be kept in the Building.

7.   Tenant shall not use or keep in the Building any inflammable fluid or use any method of heating other than that supplied by Landlord.

8.   If Tenant desires telephone or telegraph connections, Landlord will direct where and how the wires are to be introduced. No boring or cutting for wires or otherwise shall be made without directions from Landlord.

10.	Lessor will supply Tenant with two keys to each corridor door. Tenant, upon the termination of the tenancy, shall deliver to Landlord all the keys which have been furnished Tenant, or which Tenant has had made, and in the event of loss of any keys so furnished or not returned to the Landlord upon termination of the Lease, shall pay Landlord for the cost of re-keying the lock.

11.	No tenant shall lay floor covering except by a material, which may easily be removed with water. The use of cement or similar adhesive materials being expressly prohibited. The method of affixing any floor covering to the floor shall be subject to approval by Landlord. The expense of repairing any damage resulting from a violation of this rule shall be borne by Tenant who has caused the damage. All floor covering shall be protected by plastic chair guards provided by Tenant.

12.	Tenant shall see that the doors of the Leased Premises and the Building are locked before leaving the Building, the Tenant shall exercise extraordinary care and caution that all water faucets or water apparatus are entirely shut off before Tenant or Tenant's employees leave the Building, and that all electricity shall likewise be carefully shut off, so as to prevent waste or damage, and for any default or carelessness tenant shall make good all injuries sustained by other Tenants, or occupants of the Building, or Landlord.

13.	Tenant shall not alter or install locks or bolts on any door of the Leased Premises without prior written consent of the Landlord. If Landlord shall give its consent, Tenant shall furnish Landlord with a key for such lock.

14.	Tenant shall not permit any work to be done in the Leased Premises including moving of goods into or out except by firms acceptable to Landlord.

15.	Tenant shall not permit any cooking in the Suite.

16.	Tenant shall immediately notify Landlord of any injury to a person or damage to property within the Building regardless of cause.

17.	The delivery of water, newspapers, and other like supplies to Tenants in the Building will be permitted only under the direction of Landlord.

EXHIBIT 10.5

Westminster Securities Corporation
100 Wall Street, 7th Floor
New York, NY 10005
(212) 878-6500

<u>**BY e-Mail**</u>

May 4, 2005

Mr. Calvin Cao
Chief Executive Officer
Stem Cell Therapy International, Corporation
2203 North Lois Ave, 9th Floor
Tampa, Florida 33607

RE: Engagement Letter Effective May 3, 2005

Dear Mr. Cao:

We are pleased to submit this Engagement Letter (also referred to as the "Agreement") that sets forth the terms and conditions under which Westminster Securities Corporation ("Westminster") and Stem Cell Therapy International, Corporation (together with its affiliates and/or successors, collectively referred to as "Stem Cell") have agreed to work. The terms of Agreement are as follows:

1 Services:	Westminster will: (a) assist Stem Cell in its endeavor to locate and merge with a public blank check/blind pool entity ("Shell") or other suitable public company; and (b) use its best efforts to secure equity-based and/or debt-based funding and/or lines of credit for Stem Cell in amounts and upon terms acceptable to Stem Cell. Westminster may also undertake such other activities as the parties may from time-to-time mutually deem appropriate.
2. Initial And Monthly Retainer:	Stem Cell shall pay Westminster the sum of Twenty Thousand Dollars ($20,000) upon execution of this Agreement ("Retainer"). The Retainer shall be credited against any cash fee to which Westminster shall be entitled under this Agreement. Westminster hereby waives its monthly retainer.
3. Contingent Cash Fee:	Westminster shall be entitled to receive and Stem Cell shall pay to Westminster a commission ("Contingent Cash Fee"), calculated as a percentage of the amount raised. Each such commission will be paid at each closing, per the

TMDrev:041209

following schedule dependent upon the type of financing raised:

Equity-Based Funding ("Equity-Fee"): Ten Percent (10%) of any such equity-based funding.

Debt-Based Funding Convertible Into Equity (Convertible Fee"): Eight Percent (8%) of any such debt-based convertible funding.

Non-convertible Debt ("Debt Fee"): Five Percent (5%) of any such nonconvertible debt-based funding.

4. Contingent Warrant Fee: At any closing in which Stem Cell receives funding hereunder, Westminster or its assignees shall, in addition to any Contingent Cash Fee, be entitled to receive from Stem Cell, and Stem Cell shall issue to Westminster, warrants equal to Ten Percent (10%) of the number of shares issued or issuable in connection with such funding, exercisable on the same terms and at the same price paid by the investor(s).

5. Merger Or Acquisition Fee ("Merger Fee"): (a) Non-operating Publicly Traded Company ("Public Shell"): In the event that Stem Cell requests Westminster's assistance with finding, qualifying, and merging with a Public Shell, Westminster shall be entitled to receive compensation for its services, and Stem Cell shall: (a) pay to Westminster a cash fee of Fifty Thousand Dollars ($50,000); and, (b) issue to Westminster a number of common shares equal to One percent (1%) of the outstanding stock of the combined entity as merged.

(b) Operating Company: In the event Stem Cell requests Westminster's assistance with regard to a merger with, acquisition of, or acquisition by another entity, either public or private, ("Transaction") Stem Cell will pay Westminster a cash fee equal to Five percent (5%) of the total transaction value which includes (i) cash, notes, securities and other property of value; (ii) liabilities (x) repaid or retired in connection with or in anticipation of a Transaction and/or (y) existing on Stem Cell's balance sheet at the time the Transaction is consummated (if such Transaction takes the form of a sale of assets); (iii) payments to be made in installments; (iv) amounts paid or payable under consulting, supply, service, distribution, licensing or lease agreements not to compete or similar arrangements (including such payments to engagement; and, (v) contingent payments (whether or not related to future earnings or operations).

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6. Exclusivity/Authority:

Upon execution hereof, Westminster shall become Stem Cell's exclusive financial advisor for all equity, debt, equity-linked or debt-linked placements for a period commencing on May 3, 2005 and ending on April 30, 2006 ("Initial Term") unless otherwise extended upon the mutual consent of the parties.

Westminster shall have the non-exclusive right to offer strategic alliances and merger and/or acquisition opportunities to Stem Cell, subject to mutually agreed upon terms and conditions.

Westminster shall have the right to associate itself with other members of the National Association of Securities Dealers, Inc. ("NASD") and/or agents who will share in compensation. The selection of other agents shall be mutually agreeable between Stem Cell and Westminster, but their compensation shall be at Westminster's sole discretion.

Westminster shall have the right to receive financial statements concurrently with their filing by Stem Cell with the Securities and Exchange Commission on the EDGAR System.

The twelve (12) month period immediately following the Initial Term of this Agreement shall be referred to as the "Tail Period". During the Tail Period, Westminster shall be entitled to receive, and Stem Cell shall be obligated to pay to Westminster, the Contingent Cash Fee, Contingent Warrant Fee, and/or Merger Fee as defined in this Agreement for any such transactions entered into by Stem Cell with any entity introduced directly or indirectly to Stem Cell by Westminster or with whom Westminster was working on behalf of Stem Cell at Stem Cell's direction under this Agreement.

Westminster hereby acknowledges that Stem Cell is under no obligation to accept any debt or equity transaction presented by Westminster.

7. Indemnification:

Stem Cell agrees to indemnify Westminster to the extent of and in accordance with the provisions of the attached Schedule A which is incorporated by reference herein and made a part hereof, and to provide such other indemnifications, representations and warranties as Westminster may reasonably and from time-to-time request.

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8. Due Diligence: Stem Cell shall assist and take whatever actions necessary to facilitate Westminster's due diligence review of Stem Cell and its operation.

9. Expenses: Stem Cell shall, at its option, make arrangement for, pre-pay and/or reimburse Westminster for its travel, entertainment, and other expenses and disbursements incurred by Westminster (and as approved by Stem Cell) on Stem Cell's behalf in furtherance of the purpose of this Agreement. Such expenses shall also include by way of example only: (i) legal and/or accounting fees for advice if and as required under this Agreement; (ii) costs associated with due diligence; (iii) escrow fees if required; and/or, (iv) printing and mailing costs.

Stem Cell shall, at its option, prepay or reimburse Westminster upon presentation for any costs incurred by Westminster for collection of any Contingent Cash Fee, Contingent Warrant Fee, and/or Expenses hereunder, including but not limited to reasonable attorney's' fees and court costs.

10. Neither party will make any public or other disclosures concerning the Financing or Offering or a Transaction without the prior written consent of the other party, subject to each party's legal obligations. Upon the completion of any funding, merger and/or acquisition, Westminster may request, subject to applicable rules and regulations, and Stem Cell shall agree to place, at Stem Cell's expense, an appropriate notice (commonly referred to as a "Tombstone") in the Wall Street Journal or other such publication as Westminster may reasonably direct.

11. Westminster shall not be obligated to provide advice or perform services to Stem Cell that are not specifically addressed in this Agreement. In connection with Westminster providing the services described above, Stem Cell shall provide Westminster with any information that Westminster reasonably requires. Stem Cell hereby acknowledges that Westminster will be using and relying on said information without independent verification and that Westminster assumes no responsibility for the accuracy and completeness of any information provided to it by Stem Cell.

12. The obligations of Westminster described in this Agreement consist solely of best efforts services to Stem Cell. In no event shall Westminster be required by this Agreement to act as the agent of Stem Cell or otherwise to represent or make decisions for Stem Cell or to provide legal or accounting services. All final decisions with respect to acts of Stem Cell or its affiliates, whether or not made pursuant to or in reliance upon information or advice furnished by Westminster hereunder, shall be those of Stem Cell or such affiliates, and Westminster shall under no circumstances be liable for any expense incurred or loss suffered by Stem Cell as a consequence of such decisions.

13. Stem Cell hereby acknowledges that Westminster is not a fiduciary of Stem Cell and that Westminster makes no representations or warranties regarding Stem Cell's ability to secure financing, whether now or in the future.

14. This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to its conflict of laws principles or rules. If a dispute or claim shall arise with respect to any of the terms or provisions of this Agreement, or with respect to the performance by any of the parties under this Agreement, then the parties agree to submit the dispute to binding arbitration in a venue located in New York, NY in accordance with

the rules of the American Arbitration Association ("AAA"). The prevailing party shall be reimbursed by the nonprevailing party for all reasonable attorney's fees and costs (including all arbitration costs) incurred by the prevailing party in resolving such dispute.

15. In the event that any provision of this Agreement shall be held to be invalid, illegal, or unenforceable in any circumstances, the remaining provisions shall nevertheless remain in full force and effect and shall be construed as if the unenforceable portion or portions were deleted.

16. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and authorized assigns. Any attempt by either party to assign any rights, duties, or obligations which may arise under this Agreement without the prior written consent of the other party shall be void.

17. This document contains the entire agreement between the parties with respect to the subject matter hereof, and neither party is relying on any agreement, representation, warranty, or other understanding not expressly stated herein.

18. The parties acknowledge that certain provisions of this Agreement must survive any termination or expiration thereof in order to be fair and equitable to the party to whom any promise or duty to perform is owed under such provision prior to such termination or expiration of the Agreement. Therefore, the parties agree that the provisions of paragraphs 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, and 19 shall survive the termination or expiration of this Agreement for the period required to meet and satisfy any obligations and promises arising therein and thereunder.

19. This agreement may be executed in counterparts, each of which shall be deemed an original and all of which together will constitute one and the same instrument.

       If the foregoing correctly sets forth the understanding between Stem Cell and Westminster, please sign below where indicated.

Very truly yours,

Westminster Securities Corporation

By: _____
    John O'Shea, President

ACCEPTED AND AGREED TO AS OF THE 4th Day of May, 2005.

Stem Cell Therapy International Corporation

By: _____
    Calvin Cao, Chief Executive Officer

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SCHEDULE A - INDEMNIFICATION

Stem Cell agrees to indemnify Westminster, its employees, directors, officers, agents, affiliates, and each person, if any, who controls it within the meaning of either Section 20 of the Securities Exchange Act of 1934 or Section 15 of the Securities Act of 1933 (each such person, including Westminster, is referred to as an "Indemnified Party") from and against any losses, claims, damages and liabilities, joint or several (including, all legal to other expenses reasonably incurred by an Indemnified Party in connection with the preparation for or defense of any threatened or pending claim, action or proceeding, whether or not resulting in any liability) ("Damages"), to which such Indemnified Party in connection with its services or arising out of its engagement hereunder, may become subject under any applicable Federal or state law or otherwise, including but not limited to, liability (i) caused by or arising out of an untrue statement or an alleged untrue statement of a material fact or the omission or the alleged omission to state a material fact necessary in order to make the statement not misleading in light of the circumstances under which it was made, (ii) caused by or arising out of any act, or (iii) arising out of Westminster's engagement or the rendering by any Indemnified Party of its services under this Agreement; provided, however, that Stem Cell will not be liable to the Indemnified Party hereunder to the extent that any damages are found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from the gross negligence, bad faith or willful misconduct of the Indemnified Party seeking indemnification hereunder.

These indemnification provisions shall be in addition to any other liability, which Stem Cell may otherwise have to any Indemnified Party.

If for any reason other than a final non-appealable judgment finding any Indemnified Party liable for Damages for its gross negligence, bad faith or willful misconduct the foregoing indemnity is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless, then Stem Cell shall contribute to the amount paid or payable by an Indemnified Party as a result of such Damages in such proportion as is appropriate to reflect not only the relative benefits received by Stem Cell and its shareholders on the one hand and Westminster on the other, but also the relative fault of Stem Cell and the Indemnified Party as well as any relevant equitable considerations, subject to the limitation that in no event shall the total contribution of all Indemnified Parties to all such Damages exceed the amount of fees actually received by Westminster hereunder.

Promptly after receipt by the Indemnified Party of notice of any claim or of the commencement of any action in respect of which indemnity may be sought, the Indemnified Party will promptly notify Stem Cell in writing of the receipt or commencement thereof; however Stem Cell shall not have the right to assume the defense of such claim or action (including the employment of counsel). The Indemnified Party shall have the right to retain counsel reasonably satisfactory to Stem Cell, at Stem Cell's expense, to represent the Indemnified Party in any claim or action in respect of which indemnity may be sought and agrees to cooperate with Stem Cell and Stem Cell's counsel in the defense of such claim or action. The omission by an Indemnified Party to promptly notify Stem Cell of the receipt or commencement of any claim or action in respect of which indemnity may be sought will relieve Stem Cell from any liability Stem Cell may have to such Indemnified Party only to the extent that such a delay in notification materially prejudices Stem Cell's ability to defend such claim or action. Stem Cell shall not be liable for any settlement of any such claim or action effected without its prior written consent, which shall not be unreasonably withheld or delayed.

Initials _____   Initials _____

EXHIBIT 10.6

REORGANIZATION AND STOCK PURCHASE AGREEMENT

This REORGANIZATION AND STOCK PURCHASE AGREEMENT dated as of September 1, 2005 (this "Agreement") is by and between Altadyne, Inc., a Nevada corporation ("ATYD"), Stem Cell Therapy International, Corp., a Florida corporation ("SCTI"), and R Capital Partners, Inc. ("R Capital").

RECITALS

A. WHEREAS, R Capital partners has introduced SCTI to ATYD, and ATYD desires to acquire directly or indirectly 100% of the equity of SCTI;

B: WHEREAS, the shareholders of SCTI desire to exchange their shares of SCTI for equity in ATYD;

C: WHEREAS, the parties hereto intend that the transaction contemplated here by shall be completed as a tax-free exchange of stock.

NOW, THEREFORE, The respective Boards of Directors of ATYD and SCTI deem it advisable and in the best interests of their corporations and the respective shareholders of their corporations that ATYD acquire 100% of the securities of SCTI, in accordance with the terms and conditions of this Reorganization and Stock Purchase Agreement.

1. <u>Pre-Closing Actions of ATYD</u>. Immediately upon execution of this Agreement and prior to any Closing as set forth herein, ATYD shall undertake the following actions:

   (a) The Board of Directors of ATYD shall unanimously approve and deliver to Cutler Law Group ("Escrow") in escrow resolutions with respect to (a) approving the Transactions set forth herein; (c) increasing or directing the size of the Board of Directors to be two members; (c) electing Calvin Cao and Daniel Sullivan to the board of directors of ATYD, and (d) approving a name change of the corporation to Stem Cell Therapy International, Inc.

   (b) Shareholders of ATYD shall deliver together with medallion guaranteed stock powers shares of ATYD and/or ATYD shall issue and deliver to Escrow for a total of 25,000,000 shares of ATYD for delivery to shareholders or other designees of SCTI as advised to Escrow prior to closing (the "Escrowed ATYD Shares").

   (c) ATYD shall use its reasonable best efforts to prepare and complete the documents necessary to be filed with local, state and federal authorities to consummate the transactions contemplated hereby.

   (d) During a period from the date of this Agreement until September 6, 2005 (the "Due Diligence Period"), ATYD shall make available to SCTI and SCTI's employees, attorneys, accountants, financial advisors, agents and representatives during normal business hours all information concerning the operation, business and prospects of ATYD as may be reasonably requested by SCTI. ATYD will cooperate with SCTI for the purpose of permitting SCTI to discuss ATYD's historical business, including without limitation providing access to all employees, consultants, assets, properties, books, accounts, records, tax returns, contracts and other documents of ATYD.

2. <u>Pre-Closing Action of SCTI</u>. Immediately upon execution of this Agreement and prior to the Closing as set forth herein, SCTI shall undertake the following actions:

(a)   The Board of Directors of SCTI shall execute and deliver resolutions unanimously approving the Transactions set forth herein.

(b)   The shareholders of SCTI shall deliver to Cutler Law Group in escrow certificates representing 25,000,000 shares of common stock of SCTI (the "Escrowed SCTI Shares"), representing 100% of the issued and outstanding equity of SCTI, for delivery to ATYD at Closing.

(f)   During the Due Diligence Period, SCTI shall make available to ATYD and ATYD's employees, attorneys, accountants, financial advisors, agents and representatives during normal business hours all information concerning the operation, business and prospects of SCTI as may be reasonably requested by ATYD. SCTI will cooperate with ATYD for the purpose of permitting ATYD to discuss SCTI's business and prospects with customers, creditors, suppliers and other persons having business dealings with such party, including without limitation providing access to all employees, consultants, assets, properties, books, accounts, records, tax returns, contracts and other documents of SCTI, provided that such access will not materially interfere with the normal business operations of SCTI.

3. <u>Conditions to Closing</u>

The parties' obligation to close the proposed Acquisition will be subject to specified conditions precedent including, but not limited to, the following:

(a)   the representations and warranties of ATYD as set forth in Section 6 herein shall remain accurate as of the Closing Date and no material adverse change in the business of ATYD shall have occurred;

(b)   the representations and warranties of SCTI as set forth in Section 7 herein shall remain accurate as of the Closing Date and no material adverse change in the business of SCTI shall have occurred;

(c)   all the documents necessary to be filed with local, state and federal authorities are prepared

(d)   ATYD shall have provided the board resolutions and any other approval required to complete the board election and the name change.

(e)   ATYD shall retain its good standing as a publicly traded company under the Securities Exchange Act, trading on the pink sheets under the symbol "ATYD".

4. <u>At the Closing.</u>

(a)   At the Closing, Cutler Law Group shall release from escrow the ATYD Board Resolutions effectuating the election of two new members of the Board of Directors. The members of the Board of Directors of ATYD prior to Closing shall submit resignations at Closing.

(b)   At the Closing, Cutler Law Group shall release the Escrowed SCTI Shares to ATYD.

(c)   At the Closing, the existing officers of ATYD shall resign and be replaced by those officers appointed by the new Board of Directors.

5. Timing of Closing. The Closing shall occur upon the satisfaction of the conditions set forth in this Agreement and upon instructions from the parties hereto to the Escrow Agent. The Closing Date shall occur on or before September 6, 2005, unless the Escrow Agent receives instructions otherwise from the parties or notice from a party that the conditions set forth herein have not occurred. In the event the Closing does not occur on or before September 30, 2005, (i) the Escrow Agent shall return the Escrowed ATYD Shares to ATYD and (ii) the Escrow Agent shall return the Escrowed SCTI Shares to the shareholders of SCTI.

6. Representations of ATYD. ATYD represents and warrants as follows:

(a) *Ownership of Shares.* As of the Closing Date, the shareholders of SCTI will become the owners of the Escrowed ATYD Shares. The Escrowed ATYD Shares will be free from claims, liens or other encumbrances, except as provided under applicable federal and state securities laws;

(b) *Fully paid and Nonassessable.* The Escrowed ATYD Shares constitute duly and validly issued shares of ATYD, and are fully paid and nonassessable, and ATYD further represents that it has the power and the authority to execute this Agreement and to perform the obligations contemplated hereby;

(c) *Organization of ATYD; Authorization*. ATYD is a corporation duly organized, validly existing and in good standing under the laws of Nevada with full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action of ATYD and this Agreement constitutes a valid and binding obligation of ATYD; enforceable against it in accordance with its terms. ATYD has no subsidiaries.

(d) *Capitalization*. The authorized capital stock of ATYD consists of 100,000,000 shares of common stock, par value $0.001 per share, and no shares of preferred stock. As of the Closing Date, ATYD will have a total of 8,400,000 shares of common stock issued and outstanding (not including the Escrowed ATYD Shares) and no shares of preferred stock issued and outstanding. No shares have otherwise been registered under state or federal securities laws. As of the Closing Date, all of the issued and outstanding shares of common stock of ATYD are validly issued, fully paid and non-assessable and there is not and as of the Closing Date, except for 250,000 cashless exercise warrants to purchase shares of ATYD common stock at an exercise price of $1.00 per share held by R Capital, there will not be outstanding any warrants, options or other agreements on the part of ATYD obligating ATYD to issue any additional shares of common or preferred stock or any of its securities of any kind. ATYD will not issue any shares of capital stock from the date of this Agreement through the Closing Date. The Common Stock of ATYD is presently trading on the pink sheets under the symbol "ATYD".

(e) *Ownership of ATYD Shares*. The delivery of certificates provided herein for the Escrowed ATYD Shares will result in the shareholders of SCTI or assigns immediate acquisition of record and beneficial ownership of the Escrowed ATYD Shares, free and clear of all encumbrances.

(f) *No Conflict as to ATYD and Subsidiaries*. Neither the execution and delivery of this Agreement nor the consummation of the exchange of the ATYD Shares will (a) violate any provision of the certificate of incorporation or by-laws (or other governing instrument) of ATYD or (b) violate, or be in conflict with, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or excuse performance by any Person of any of its obligations under, or cause the acceleration of the maturity of any debt or obligation pursuant to, or result in the creation or imposition of any Encumbrance upon any property or assets of ATYD under, any material agreement or commitment to which ATYD is a party or by which its property or assets is bound, or to which any of the property or assets of ATYD is subject, or (c) violate any statute or law or any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to ATYD except, in the case of violations, conflicts, defaults, terminations, accelerations or encumbrances described in clause (b) of this Section for such matters which are not likely to have a material adverse effect on the business or financial condition of ATYD.

(g) *Consents and Approvals of Governmental Authorities*. No consent, approval or authorization of, or declaration, filing or registration with, any Governmental Body is required to be made or obtained by ATYD in connection with the execution, delivery and performance of this Agreement by ATYD or the consummation of the sale of the Escrowed ATYD Shares.

(h) *Other Consents*. No consent of any Person is required to be obtained by ATYD to the execution, delivery and performance of this Agreement or the consummation of the sale of the ATYD Shares, including, but not limited to, consents from parties to leases or other agreements or commitments, except for any consent which the failure to obtain would not be likely to have a material adverse effect on the business and financial condition of ATYD.

(i) *Litigation.* There is no action, suit, inquiry, proceeding or investigation by or before any Court or Governmental body pending or threatened in writing against or involving ATYD which is likely to have a material adverse effect on the business or financial condition of ATYD, or which questions or challenges the validity of this Agreement. ATYD is not subject to any judgment, order or decree that is likely to have a material adverse effect on the business or financial condition of ATYD.

(j) *Absence of Certain Changes*. ATYD has not:

1. suffered the damage or destruction of any of its properties or assets (whether or not covered by insurance) which is materially adverse to the business or financial condition of ATYD, or made any disposition of any of its material properties or assets other than in the ordinary course of business;

2. made any change or amendment in its certificate of incorporation or by-laws, or other governing instruments;

3. other than the ATYD Escrowed Shares, issued or sold any Equity Securities or other securities, acquired, directly or indirectly, by redemption or otherwise, any such Equity Securities, reclassified, split-up or otherwise changed any such Equity

Security, or granted or entered into any options, warrants, calls or commitments of any kind with respect thereto;

4. organized any new Subsidiary or acquired any Equity Securities of any Person or any equity or ownership interest in any business;

5. borrowed any funds or incurred, or assumed or become subject to, whether directly or by way of guarantee or otherwise, any obligation or liability with respect to any such indebtedness for borrowed money;

6. paid, discharged or satisfied any material claim, liability or obligation (absolute, accrued, contingent or otherwise), other than in the ordinary course of business;

7. prepaid any material obligation having a maturity of more than 90 days from the date such obligation was issued or incurred;

8. cancelled any material debts or waived any material claims or rights, except in the ordinary course of business;

9. disposed of or permitted to lapse any rights to the use of any material patent or registered trademark or copyright or other intellectual property owned or used by it;

10. granted any general increase in the compensation of officers or employees (including any such increase pursuant to any employee benefit plan);

11. purchased or entered into any contract or commitment to purchase any material quantity of raw materials or supplies, or sold or entered into any contract or commitment to sell any material quantity of property or assets;

12. made any capital expenditures or additions to property, plant or equipment or acquired any other property or assets;

13. written off or been required to write off any notes or accounts receivable;

14. written down or been required to write down any inventory;

15. entered into any collective bargaining or union contract or agreement; or

16. incurred any liability.

(k) *Contracts and Commitments*. ATYD is not a party to any:

1. Contract or agreement involving any liability on the part of ATYD.

2. Lease of personal property;

3. Employee bonus, stock option or stock purchase, performance unit, profit-sharing, pension, savings, retirement, health, deferred or incentive compensation, insurance or other material employee benefit plan (as defined in Section 2(3) of ERISA) or program for any of the employees, former employees or retired employees of ATYD;

4. Commitment, contract or agreement that is currently expected by the management of ATYD to result in any material loss upon completion or performance thereof;

5. Contract, agreement or commitment with any officer, employee, agent, consultant, advisor, salesman, sales representative, value added reseller, distributor or dealer; or

6. Employment agreement or other similar agreement.

(l) *Compliance with Law*. The operations of ATYD have been conducted in accordance with all applicable laws and regulations of all Governmental Bodies having jurisdiction over them, except for violations thereof which are not likely to have a material adverse effect on the business or financial condition of ATYD. ATYD has not received any notification of any asserted present or past failure by it to comply with any such applicable laws or regulations. ATYD has all material licenses, permits, orders or approvals from the Governmental Bodies required for the conduct of its business, and is not in material violation of any such licenses, permits, orders and approvals. All such licenses, permits, orders and approvals are in full force and effect, and no suspension or cancellation of any thereof has been threatened.

(m) *Tax Matters.*

1. ATYD (1) has filed or shall file prior to Closing all nonconsolidated and noncombined Tax Returns and all consolidated or combined Tax Returns that include only ATYD and not SCTI or its other Affiliates (for the purposes of this Section, such tax Returns shall be considered nonconsolidated and noncombined Tax Returns) required to be filed through the date hereof and will have paid any Tax due through the date hereof with respect to the time periods covered by such nonconsolidated and noncombined Tax Returns and shall timely pay any such Taxes required to be paid by it after the date hereof with respect to such Tax Returns and (2) shall prepare and timely file all such nonconsolidated and noncombined Tax Returns required to be filed after the date hereof and through the Closing Date and pay all Taxes required to be paid by it with respect to the periods covered by such Tax Returns; (B) all such Tax Returns filed pursuant to clause (A) after the date hereof shall, in each case, be prepared and filed in a manner consistent in all material respects (including elections and accounting methods and conventions) with such Tax Return most recently filed in the relevant jurisdiction prior to the date hereof, except as otherwise required by law or regulation. Any such Tax Return filed or required to be filed after the date hereof shall not reflect any new elections or the adoption of any new accounting methods or conventions or other similar items, except to the extent such particular reflection or adoption is required to comply with any law or regulation.

2. ATYD represents that prior to Closing, all consolidated or combined Tax Returns (except those described in subparagraph (1) above) required to be filed by any person through the date hereof that are required or permitted to include the income, or reflect the Activities, operations and Transactions, of ATYD for any taxable period shall have been timely filed, and the income, activities, operations and Transactions of ATYD shall have been properly included and reflected thereon. ATYD shall prepare and file, or cause to be prepared and filed, all such consolidated or combined Tax Returns that are required or permitted to include the income, or reflect the activities, operations and Transactions, of ATYD, with respect to any taxable year or the portion thereof ending on or prior to the Closing Date, including, without limitation, ATYD's consolidated federal income tax return for such taxable years. Prior to Closing, ATYD will timely file a consolidated federal income tax return for the taxable year ended

December 31, 2004 and such return shall include and reflect the income, activities, operations and Transactions of ATYD for the taxable period then ended, and hereby expressly covenants and agrees to file a consolidated federal income tax return, and to include and reflect thereon the income, activities, operations and Transactions of ATYD for the taxable period through the Closing Date. All Tax Returns filed pursuant to this subparagraph (2) after the date hereof shall, in each case, to the extent that such Tax Returns specifically relate to ATYD and do not generally relate to matters affecting other members of ATYD's consolidated group, be prepared and filed in a manner consistent in all material respects (including elections and accounting methods and conventions) with the Tax Return most recently filed in the relevant jurisdictions prior to the date hereof, except as otherwise required by law or regulation. ATYD has paid or will pay all Taxes that may now or hereafter be due with respect to the taxable periods covered by such consolidated or combined Tax Returns.

3. There is no (nor has there been any request for an) agreement, waiver or consent providing for an extension of time with respect to the assessment of any Taxes attributable to ATYD, or its assets or operations and no power of attorney granted by ATYD with respect to any Tax matter is currently in force.

4. There is no action, suit, proceeding, investigation, audit, claim, demand, deficiency or additional assessment in progress, pending or threatened against or with respect to any Tax attributable to ATYD or its assets or operations.

5. All amounts required to be withheld as of the Closing Date for Taxes or otherwise have been withheld and paid when due to the appropriate agency or authority.

(n) *Borrowing and Guarantees*. ATYD (a) does not have any indebtedness for borrowed money, (b) are not lending or committed to lend any money (except for advances to employees in the ordinary course of business), and (c) are not guarantors or sureties with respect to the obligations of any Person.

7. <u>Representations of SCTI</u>. SCTI for their respective rights and interests represent and warrant as follows:

(a) *Organization; Authorization*. SCTI is a corporation duly organized, validly existing and in good standing under the laws of Nevada with full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action of SCTI and this Agreement constitutes a valid and binding obligation; enforceable against in accordance with its terms. SCTI has no subsidiaries.

(b) *Capitalization*. The authorized capital stock of SCTI consists of _____ shares of common stock, par value $_____ per share, and no shares of preferred stock, par value $____ per share.. As of the date of this Agreement, SCTI has 25,000,000 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. No shares have otherwise been registered under state or federal securities laws. As of the Closing Date, all of the issued and outstanding shares of common stock of SCTI are validly issued, fully paid and non-assessable and there is not and as of the Closing Date there will not be outstanding any warrants, options or other agreements on the part of SCTI obligating any of SCTI to issue any additional shares of common or preferred stock or any of its securities of any kind. Except for 5,000,000 shares to be issued to Institute of Cell Therapy ("ICT") in accordance with a Licensing Agreement dated as of September 1, 2005 between SCTI and ICT (the "ICT Agreement"), SCTI will not issue any shares of capital stock from the date of this Agreement through the Closing Date.

(c) *No Conflict as to SCTI and Subsidiaries*.   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein will (a) violate any provision of the articles of incorporation or organization of SCTI or any of its Subsidiaries or (b) violate, or be in conflict with, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or excuse performance by any Person of any of its obligations under, or cause the acceleration of the maturity of any debt or obligation pursuant to, or result in the creation or imposition of any Encumbrance upon any property or assets of any of SCTI or any of its Subsidiaries under, any material agreement or commitment to which any of SCTI, any of its Subsidiaries is a party or by which any of their respective property or assets is bound, or to which any of the property or assets of any of SCTI or any of its Subsidiaries is subject, or (c) violate any statute or law or any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to SCTI or any of its Subsidiaries except, in the case of violations, conflicts, defaults, terminations, accelerations or Encumbrances described in clause (b) of this Section for such matters which are not likely to have a material adverse effect on the business or financial condition of SCTI and its subsidiaries, taken as a whole.

(d) *Consents and Approvals of Governmental Authorities*. No consent, approval or authorization of, or declaration, filing or registration with, any Governmental Body is required to be made or obtained by SCTI or any of either of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by SCTI or the consummation of the transactions contemplated herein.

(e) *Other Consents*. No consent of any Person is required to be obtained by SCTI to the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated herein, including, but not limited to, consents from parties to leases or other agreements or commitments, except for any consent which the failure to obtain would not be likely to have a material adverse effect on the business and financial condition of SCTI.

(f) *Buildings, Plants and Equipment*. The buildings, plants, structures and material items of equipment and other personal property owned or leased by SCTI or its Subsidiaries are, in all respects material to the business or financial condition of SCTI and its Subsidiaries, taken as a whole, in good operating condition and repair (ordinary wear and tear excepted) and are adequate in all such respects for the purposes for which they are being used. SCTI has not received notification that it is in violation of any applicable building, zoning, anti-pollution, health, safety or other law, ordinance or regulation in respect of its buildings, plants or structures or their operations, which violation is likely to have a material adverse effect on the business or financial condition of SCTI and its Subsidiaries, taken as a whole or which would require a payment by SCTI or any of its subsidiaries in excess of $2,000 in the aggregate, and which has not been cured.

(g) *No Condemnation or Expropriation*. Neither the whole nor any portion of the property or leaseholds owned or held by SCTI or any of its Subsidiaries is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any Governmental Body or other Person with or without payment of compensation therefore, which action is likely to have a material adverse effect on the business or financial condition of SCTI and its Subsidiaries, taken as a whole.

(h) *Litigation.* There is no action, suit, inquiry, proceeding or investigation by or before any court or Governmental Body pending or threatened in writing against or involving SCTI or any of its Subsidiaries which is likely to have a material adverse effect on the business or financial condition of SCTI and any of its Subsidiaries, taken as whole, or which would require a payment by SCTI or its subsidiaries in excess of $2,000 in the aggregate or which questions or challenges the validity of this Agreement. Neither SCTI nor any or its Subsidiaries is subject to any judgment, order or decree that is likely to have a material adverse effect on the business or financial condition of SCTI or any of its Subsidiaries, taken as a whole, or which would require a payment by SCTI or its Subsidiaries in excess of $2,000 in the aggregate.

(i) *Absence of Certain Changes*. Neither SCTI nor any of its Subsidiaries has:

1. suffered the damage or destruction of any of its properties or assets (whether or not covered by insurance) which is materially adverse to the business or financial condition of SCTI and its Subsidiaries, taken as a whole, or made any disposition of any of its material properties or assets other than in the ordinary course of business;

2. made any change or amendment in its certificate of incorporation or by-laws, or other governing instruments;

3. paid, discharged or satisfied any material claim, liability or obligation (absolute, accrued, contingent or otherwise), other than in the ordinary course of business;

4. prepaid any material obligation having a maturity of more than 90 days from the date such obligation was issued or incurred;

5. cancelled any material debts or waived any material claims or rights, except in the ordinary course of business;

6. disposed of or permitted to lapse any rights to the use of any material patent or registered trademark or copyright or other intellectual property owned or used by it;

7. granted any general increase in the compensation of officers or employees (including any such increase pursuant to any employee benefit plan);

8. purchased or entered into any contract or commitment to purchase any material quantity of raw materials or supplies, or sold or entered into any contract or commitment to sell any material quantity of property or assets, except (i) normal contracts or commitments for the purchase of, and normal purchases of, raw materials or supplies, made in the ordinary course business, (ii) normal contracts or commitments for the sale of, and normal sales of, inventory in the ordinary course of business, and (iii) other contracts, commitments, purchases or sales in the ordinary course of business;

9. written off or been required to write off any notes or accounts receivable in an aggregate amount in excess of $2,000;

10. written down or been required to write down any inventory in an aggregate amount in excess of $ 2,000;

11. entered into any collective bargaining or union contract or agreement; or

12. other than the ordinary course of business, incurred any liability required by generally accepted accounting principles to be reflected on a balance sheet and material to the business or financial condition of SCTI and their subsidiaries taken as a whole.

(j) *Labor Relations*. Neither SCTI nor any of its Subsidiaries is a party to any collective bargaining agreement. Except for any matter which is not likely to have a material adverse effect on the business or financial condition of SCTI and its Subsidiaries, taken as a whole, (a) SCTI and its Subsidiaries is in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice, (b) there is no unfair labor practice complaint against SCTI or any of its Subsidiaries pending before the National Labor Relations Board, (c) there is no labor strike, dispute, slowdown or stoppage actually pending or threatened against SCTI or any of its Subsidiaries, (d) no representation question exists respecting the employees of SCTI or any of its Subsidiaries, (e) neither SCTI nor any of its Subsidiaries has experienced any strike, work stoppage or other labor difficulty, and (f) no collective bargaining agreement relating to employees of SCTI or any of its Subsidiaries is currently being negotiated.

(k) *Compliance with Law*. The operations of SCTI and its Subsidiaries have been conducted in accordance with all applicable laws and regulations of all Governmental Bodies having jurisdiction over them, except for violations thereof which are not likely to have a material adverse effect on the business or financial condition of SCTI and its Subsidiaries, taken as a whole, or which would not require a payment by SCTI or its Subsidiaries in excess of $2,000 in the aggregate, or which have been cured. Neither SCTI nor any of its Subsidiaries has received any notification of any asserted present or past failure by it to comply with any such applicable laws or regulations. SCTI and its Subsidiaries have all material licenses, permits, orders or approvals from the Governmental Bodies required for the conduct of their businesses, and are not in material violation of any such licenses, permits, orders and approvals. All such licenses, permits, orders and approvals are in full force and effect, and no suspension or cancellation of any thereof has been threatened.

(l) *Tax Matters*.

1. Each of SCTI and its Subsidiaries (1) has filed or shall file prior to Closing all nonconsolidated and noncombined Tax Returns and all consolidated or combined Tax Returns that include only SCTI and not ATYD or its other Affiliates (for the purposes of this Section, such tax Returns shall be considered nonconsolidated and noncombined Tax Returns) required to be filed through the date hereof and will have paid any Tax due through the date hereof with respect to the time periods covered by such nonconsolidated and noncombined Tax Returns and shall timely pay any such Taxes required to be paid by it after the date hereof with respect to such Tax Returns and (2) shall prepare and timely file all such nonconsolidated and noncombined Tax Returns required to be filed after the date hereof and through the Closing Date and pay all Taxes required to be paid by it with respect to the periods covered by such Tax Returns; (B) all such Tax Returns filed pursuant to clause (A) after the date hereof shall, in each case, be prepared and filed in a manner consistent in all material respects (including elections and accounting methods and conventions) with such Tax Return most recently filed in the relevant jurisdiction prior to the date hereof, except as otherwise required by law or regulation. Any such Tax Return filed or required to be filed after the date hereof shall not reflect any new elections or the adoption of any new accounting methods or conventions or other similar items, except to the extent such particular reflection or adoption is required to comply with any law or regulation.

2. Each of SCTI and its Subsidiaries represents that prior to Closing, all consolidated or combined Tax Returns (except those described in subparagraph (1) above) required to be filed by any person through the date hereof that are required or permitted to include the income, or reflect the Activities, operations and Transactions, of SCTI and its Subsidiaries for any taxable period shall have been timely filed, and the income, activities, operations and Transactions of SCTI and its Subsidiaries shall have been properly included and reflected thereon. SCTI and its Subsidiaries shall prepare and file, or cause to be prepared and filed, all such consolidated or combined Tax Returns that are required or permitted to include the income, or reflect the activities, operations and transactions, of SCTI and its Subsidiaries, with respect to any taxable year or the portion thereof ending on or prior to the Closing Date, including, without limitation, SCTI' and Subsidiaries' consolidated federal income tax return for such taxable years. Prior to Closing, SCTI and its Subsidiaries will timely file a consolidated federal income tax return for the taxable year ended December 31, 2004 and such return shall include and reflect the income, activities, operations and transactions of SCTI and its Subsidiaries for the taxable period then ended, and hereby expressly covenants and agrees to file a consolidated federal income tax return, and to include and reflect thereon the income, activities, operations and Transactions of SCTI and its Subsidiaries for the taxable period through the Closing Date. All Tax Returns filed pursuant to this subparagraph (2) after the date hereof shall, in each case, to the extent that such Tax Returns specifically relate to SCTI and its Subsidiaries, be prepared and filed in a manner consistent in all material respects (including elections and accounting methods and conventions) with the Tax Return most recently filed in the relevant jurisdictions prior to the date hereof, except as otherwise required by law or regulation. Each of SCTI and its Subsidiaries has paid or will pay all Taxes that may now or hereafter be due with respect to the taxable periods covered by such consolidated or combined Tax Returns.

3. Neither SCTI nor its Subsidiaries have agreed, or are required, to make any adjustment (x) under Section 481(a) of the Code by reason of a change in accounting method or otherwise or (y) pursuant to any provision of the Tax Reform Act of 1986, the Revenue Act of 1987 or the Technical and Miscellaneous Revenue Act of 1988.

4. There is no (nor has there been any request for an) agreement, waiver or consent providing for an extension of time with respect to the assessment of any Taxes attributable to SCTI or its Subsidiaries, or their assets or operations and no power of attorney granted by SCTI or its Subsidiaries with respect to any Tax matter is currently in force.

5. There is no action, suit, proceeding, investigation, audit, claim, demand, deficiency or additional assessment in progress, pending or threatened against or with respect to any Tax attributable to SCTI, its Subsidiaries or their assets or operations.

6. All amounts required to be withheld as of the Closing Date for Taxes or otherwise have been withheld and paid when due to the appropriate agency or authority.

7. There shall be delivered or made available to ATYD at or prior to Closing true and complete copies of all income Tax Returns (or with respect to consolidated or combined returns, the portion thereof) and any other Tax Returns requested by ATYD as may be relevant to SCTI, its Subsidiaries, or their assets or operations for any and all periods ending after December 31, 1998, or for any Tax years which are subject to audit or investigation by any taxing authority or entity.

(m) Environmental Matters.

1. At all times prior to the date hereof, SCTI and its Subsidiaries have complied in all material respects with applicable environmental laws, orders, regulations, rules and ordinances relating to the Properties (as hereinafter defined), the violation of which would have a material adverse effect on the business or financial condition of SCTI and its Subsidiaries, taken as a whole, or which would require a payment by SCTI or its Subsidiaries in excess of $2,000 in the aggregate, and which have been duly adopted, imposed or promulgated by any legislative, executive, administrative or judicial body or officer of any Governmental Body.

2. The environmental licenses, permits and authorizations that are material to the operations of SCTI and its Subsidiaries, taken as a whole, are in full force and effect.

8. <u>Stock Market Application</u>.

ATYD is a Nevada public corporation that currently trades on the Pink Sheets. Upon completion of the Closing, R Capital agrees to assist ATYD with (i) obtain a new CUSIP number; (ii) obtain a new trading symbol, (iii) undertake any other matters required to effectuate the transactions contemplated by this Agreement, (iv) assist with the preparation and filing of an initial filing and SEC review of a Form 10-SB; and (v) upon approval of such 10-SB, assist SCTI with filing an application for trading on the over-the-counter bulletin or, if SCTI meets the other qualifications, the American Stock Exchange or the Nasdaq Small Cap Market, including without limitation responding to any and all comments or other information requests received by any such market. SCTI will be responsible for any and all costs associated with such filing (excluding legal costs) including applicable audit costs.

9. <u>Notices</u>.

Any notice which any of the parties hereto may desire to serve upon any of the other parties hereto shall be in writing and shall be conclusively deemed to have been received by the party at its address, if mailed, postage prepaid, United States mail, registered, return receipt requested, to the following addresses:

If to ATYD	c/o Cutler Law Group 3206 West Wimbledon Drive Augusta, GA 30909 Facsimile No.: (706) 243-4206 Attention: M. Richard Cutler
If to SCTI:	Stem Cell Therapy International, Inc. 2203 N. Lois Avenue, 9th Floor Tampa, FL 33607 Facsimile No.: (813) 830-6112 Attn: Calvin Cao, President
If to R Capital:	c/o Cutler Law Group 3206 West Wimbledon Drive Augusta, GA 30909 Facsimile No.: (706) 243-4206 Attention: M. Richard Cutler

10. Successors.

This Agreement shall be binding upon and inure to the benefit of the heirs, personal representatives and successors and assigns of the parties.

11. Choice of Law.

This Agreement shall be construed and enforced in accordance with the laws of the State of New York, and the parties submit to the exclusive jurisdiction of the courts of New York in respect of all disputes arising hereunder.

12. Counterparts.

This Agreement may be signed in one or more counterparts, all of which taken together shall constitute an entire agreement.

13. Confidential Information.

Each of ATYD, SCTI and R Capital hereby acknowledges and agrees that all information disclosed to each other whether written or oral, relating to the other's business activities, its customer names, addresses, all operating plans, information relating to its existing services, new or envisioned products or services and the development thereof, scientific, engineering, or technical information relating to the others business, marketing or product promotional material, including brochures, product literature, plan sheets, and any and all reports generated to customers, with regard to customers, unpublished list of names, and all information relating to order processing, pricing, cost and quotations, and any and all information relating to relationships with customers, is considered confidential information, and is proprietary to, and is considered the invaluable trade secret of such party (collectively "Confidential Information"). Any disclosure of any Confidential Information by any party hereto, its employees, or representatives shall cause immediate, substantial, and irreparable harm and loss to the other. Each party understands that the other desires to keep such Confidential Information in the strictest confidence, and that such party's agreement to do so is a continuing condition of the receipt and possession of Confidential Information, and a material provision of this agreement, and a condition that shall survive the termination of this Agreement. Consequently, each party shall use Confidential Information for the sole purpose of performing its obligations as provided herein.

14. Public Announcement.

The parties shall make no public announcement concerning this agreement, their discussions or any other letters, memos or agreements between the parties relating to this agreement until such time as they agree to the contents of a mutually satisfactory press release which they intend to release on the date of execution of this Agreement. Either of the parties, but only after reasonable consultation with the other, may make disclosure if required under applicable law.

15. Entire Agreement.

This Agreement sets forth the entire agreement and understanding of the Parties hereto with respect to the transactions contemplated hereby, and supersedes all prior agreements, arrangements and understandings related to the subject matter hereof. No understanding, promise, inducement, statement of intention, representation, warranty, covenant or condition, written or oral, express or implied, whether by statute or otherwise, has been made by any Party hereto which is not embodied in this Agreement or the written statements, certificates, or other documents delivered pursuant hereto or in connection with the transactions contemplated hereby, and no party hereto shall be bound by or liable for any alleged understanding, promise, inducement, statement, representation, warranty, covenant or condition not so set forth.

16. Costs and Expenses.

Except as otherwise specifically set forth herein, each party will bear its own attorneys, brokers, investment bankers, agents, and finders employed by, such party. The parties will indemnify each other against any claims, costs, losses, expenses or liabilities arising from any claim for commissions, finder's fees or other compensation in connection with the transactions contemplated herein which may be asserted by any person based on any agreement or arrangement for payment by the other party.

17. Attorney's Fees.

Should any action be commenced between the parties to this Agreement concerning the matters set forth in this Agreement or the right and duties of either in relation thereto, the prevailing party in such Action shall be entitled, in addition to such other relief as may be granted, to a reasonable sum as and for its Attorney's Fees and Costs.

18. Finders.

ATYD represents and warrants that there are no finders or other parties which have represented ATYD in connection with this transaction other than R Capital which have not received appropriate compensation. In the event any such finders make a claim for any fee, share issuance of other compensation in connection with the transactions contemplated hereby, they shall be the sole responsibility of ATYD. SCTI represents and warrants that there are no finders or other parties which have represented SCTI in connection with this transaction. In the event any such finders make a claim for any fee, share issuance of other compensation in connection with the transactions contemplated hereby, they shall be the sole responsibility of SCTI.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

For and on behalf of: Altadyne, Inc.
a Nevada corporation



M. Richard Cutler
President

For and on behalf of: Stem Cell Therapy International, Corp.
a Nevada corporation

By:_____
Calvin Cao
President

For and on behalf of: R Capital Partners, Inc.
a Nevada corporation



M. Richard Cutler
President

EXHIBIT 10.7

LICENSING AGREEMENT

This Licensing Agreement ("Agreement") is made effective as of September 1, 2005 by and between Institute of Cell Therapy, a company duly incorporated and organized under the laws of Kiev, Ukraine ("ICT" or "Licensor"), having its principal office at 4A Sklyrenko Street, Kiev, Ukraine 04073, and Stem Cell Therapy International Corp., a corporation duly incorporated under the laws of Nevada, with its principal office located at 2203 North Lois Ave., 9th Floor, Tampa, Florida 33607 ("SCTI" or "Licensee").

RECITALS

WHEREAS, Licensor is the owner of: (1) a unique process for producing biological solution of human stem cells (the "Process"); and (2) 26 Patents in the name of Licensor, the abstract for which in fully set forth in Schedule A hereto (the "Patents"); and (3) products consisting of biological solution of human stem cells (the "Products"); and

WHEREAS, Licensor is in the business of producing biological solution of human stem cells and engages in continuing research regarding the production and utilization of stem cells ; and

WHEREAS, Licensor's business is operated in connection with the use of the Intellectual Property and in connection with the Relationships; and

WHEREAS, Licensee has the expertise and experience to utilize the Patents, the Products and the Process of Licensor in establishing clinics , marketing, treating and administeringstem cell products to customers, as well as certain limited sales to universities, for research or to private labs with appropriate supervision by Licensee and/or Licensor; and

WHEREAS, Licensee has established financial relationships for the purpose of taking the Company to the public securities markets and financing the proposed business sufficient to adequately promote and undertake its proposed business with respect to the stem cell products; and

WHEREAS, Licensee desires to utilize the Process, the Patents and the Products for the purpose of establishing the proposed stem cell business throughout the Territory (the "Licensee Business"); and

WHEREAS, Licensor has agreed to grant Licensee the exclusive license to the Patents, the Process and the Products in the Territory in accordance with the terms of this License Agreement; and

WHEREAS, Licensor wishes to sell and Licensee wishes to purchase the Products consisting of biological solution of human stem cells at the prices hereinafter set forth.

DEFINITIONS

Unless the context requires otherwise, whenever used in this Agreement the following terms and expressions shall have the following meaning:

"Agreement" means this agreement including the Exhibits, Addendums and Schedules, as they may be amended from time to time.

"Allo-Transplants" means biological solution of human stem cells used in transplantation therapy.

"Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in the city of New York or in The Ukraine are authorized by law to close.

"Business Methods" means business methods developed, licensed to, and/or owned or developed by Licensor or Licensee relating to the Patents, the Process or the Products .

"Confidential Information" includes all information, whether written or oral, in whatever form disclosed, concerning any technologies, products, developments, business methods, business plans, marketing, investment, management, financial and other business affairs in connection with all matters relating to or arising out of this Agreement.

"Customers" means any natural person(s) or legal entities primarily solicited by Licensee under this Agreement in the Territory.

"Doing Business" means transplantation within a given country of a minimum of 60 Transplants in any given consecutive twelve month period, whether such transplantation is done by Licensor alone or by Licensor as part of a joint venture.

"Intellectual Property" means the Patents, Processes and Confidential Information

"Liquidity $20,000,000 Event" means the cumulative release from the

Lockup Agreement to Licensor of shares of common stock which are freely tradeable on a United States public stock market and which, if sold at the prevailing market price at the time of each such release, would in the aggregate result in $20,000,000 in gross proceeds from the sale of such securities to Licensor.

"Lockup Agreement" means the Lockup Agreement entered into by Licensor in accordance with paragraph 4.3 hereof.

"Patents" means those patent rights set forth on Schedule A hereto.

"**Products**" means products incorporating biological solution of human stem cells produced or otherwise produced or manufactured by Licensor.

"Relationships" means those business relationships between Licensor and certain companies.

"**Territory**" means any and all countries in the World except for (i) The Ukraine, (ii) the Dominican Republic, and (iii) up to three additional countries which (a) are designated by Licensor in writing to Licensee, (b) are not countries in which Licensee has already commenced Doing Business (as defined herein), (c) do not include the United States of America, and (d) are countries in which Licensor commences Doing Business within 12 months of such designation.

1.   Grant of Exclusive Right

1.1   Licensor hereby grants to Licensee an exclusive right and license in the Territory to utilize the Patents, Process and Products as permitted by this Agreement subject to the terms and conditions hereof, in any manner whatsoever, in connection with the operation of Licensee's Business involving the operation of clinics for treatment with stem cell materials and technology, as well as limited sales of stem cell materials to universities, for research and to private labs with appropriate supervision by licensee or licensor (hereinafter referred to as "License Rights"). If Licensee wishes to transfer or further sublicense the "Patents " to any other person or entity , Licensee shall notify Licensor of its such intention and shall provide Licensor with full details of such proposed transfer or proposed sublicense, including, but not limited to, the name and address of the proposed transferee or sublicensee, the names of the principals of such proposed transferee or sublicensee, the proposed scope of the proposed transfer or sublicense, the qualifications of the proposed transferee or sublicensee to engage in the business of utilizing the license, the financial qualifications and responsibility of the proposed transferee or proposed sublicensee and all of the terms and conditions of such proposed transfer or proposed sublicense. Licensor shall have the right to approve or disapprove of any such proposed transfer or proposed sublicense in its discretion, provided such refusal is reasonable and not unreasonably delayed, as well as the right to treat such proposal as an offer of a right of first refusal to retake Licensor's right under this Agreement to the extent of such proposed transfer or proposed sublicense on the same terms and conditions. In the event that Licensor approves of such proposed transfer or sublicense, Licensor shall be entitled to receive, and Licensee shall pay to Licensor a royalty of fifty (50%) percent of the gross consideration (after deduction of any and all reasonable costs or expenses associated with entering into any such sublicense agreement which are appropriately disclosed to and documented in full for Licensor) received by Licensee from such person or entity within thirty (30) days of any payment to Licensee. Any and all agreements with any such sublicensee shall provide that in the event any such sublicensee does not pay any such obligation within such thirty day period, both Licensor and Licensee shall have the ability to terminate such sublicense, unless Licensee pays any and all amounts due hereunder from such sublicense to Licensor, in which case Licensor's ability to terminate such sublicense for non-payment shall be suspended for any period during which Licensee pays such amounts.

1.2   Any agreement to transfer or sublicense shall include all default, termination and confidentiality provisions contained in this Agreement.

1.3   Licensee acknowledges that the Patents are the sole and exclusive property of Licensor, subject only to the license hereby granted. Licensor acknowledges agrees and understands that the Patents may not be the only patents, intellectual property, know how or other products utilized in the Licensee's Business. With respect to any "improvements": (a) If during the term of this Agreement, Licensor makes any improvements to the Patents, Licensor hereby grants Licensee a right of first refusal to license said improvements on the same or better terms and conditions offered to Licensor by any bona fide third party offeror; (b) If, during the term of this Agreement, Licensor makes any improvements, modifications, or alterations in or to the Patents ("Improvement"), then Licensor shall notify Licensee of such Improvements and provide Licensee with sufficient information to permit Licensee to properly analyze the impact of the Improvement on the business of Licensee. Licensee shall have thirty (30) days within which to notify Licensor of its desire and intention to license such Improvement, subsequent to which Licensee and Licensor agree to negotiate in good faith to determine the costs of such development and enter into an appropriate license agreement reflecting all economic factors including the costs of such Improvement and entering into an "Improvement License Agreement." (c) If Licensee wishes Licensor to research and develop an improvement to any designated Patent or Patents and describe the nature of such improvement to Licensor, then Licensor shall quote Licensee a price for researching and developing such improvement or improvements, the parties shall enter into an "Improvement Development Agreement" with respect thereto and, upon development of such improvement, provided Licensee has discharged its obligations under the terms of the "Improvement Development Agreement", Licensee shall be granted a license with respect to such improvement on the terms of the Improvement Development Agreement; (d) If Licensee researches and develops an Improvement of any Patent or Patents on its own, and at its own sole cost and expense, it shall immediately notify Licensor thereof and cooperate fully with Licensor in patenting such improvement in Licensor's name, and Licensee shall be granted a license with respect to such improvement at no additional charge.

1.4   Licensor shall provide reasonable telephonic and electronic mail ("e-mail") support to Licensee on an as needed basis, during Licensor's regular business hours.

1.5   Licensee may build clinics or other appropriate facilities in the Territory for the operation of the proposed stem cell business as set forth herein at its own cost and expense and choose any geographic site locations for the purpose of administering, treating, selling (as limited herein), analyzing, and testing the products for its own quality control purposes. Subject to availability of personnel and scheduling to be mutually agreed, Licensor shall provide a commercially reasonable amount of training for technicians at such facilities to Licensee payable by Licensee at Licensor's cost plus a reasonable markup. During the Initial Term and the Second Term, Licensor agrees to fully support Licensee in these activities. Licensor agrees that with respect to each reimbursable cost item it will first obtain written approval from Licensee before expending funds for any cost item or items whose aggregate cost would exceed $1,000.00 in any thirty day period.

1.6   Upon a Liquidity $20,000,000 Event, Licensee shall become the beneficial owner of 20% of the Patents as set forth in Schedule A, as well as any and all other Patents licensed to Licensee by Licensor in accordance with the terms of this Agreement, with full title and all property rights thereto without any further required action by Licensor or Licensee. Licensor agrees to take all further actions and execute any and all additional documents necessary to document and perfect Licensee's percentage ownership of the Patents. Furthermore, if Licensor desires to offer any portion of the existing Patents for sale, Licensee shall have the right of first refusal for such Patents on the same or better terms as offered by any bona fide third party for such Patents Licensor shall provide written notice to Licensee of any such bona fide offer to purchase and Licensee shall have 30 days to elect to match such offer from the date of receipt of the notice.

2. DUTIES OF LICENSEE

2.1   Licensor agrees to sell and provide and Licensee agrees to exclusively purchase from Licensor all biological solution of stem cell Allo Transplant materials from Licensor for a period of three years. For purposes hereof, "Portion" shall be defined to mean that quantity of biological solution of stem cell Allo Transplant materials required to treat one patient for one condition. Such Allo Transplant materials shall be at a cost to Licensee of $6500 per "portion", or such lower amount as shall hereafter be mutually determined between Licensor and Licensee during such three year term. Such cost shall remain the same during this period whether or not any such "portion" reflects the existing patents or updated or improved stem cell technology from Licensor. Licensor agrees that Licensee shall be the exclusive purchaser of such stem cell Allo Transplant material during such period provided that Licensee purchases (or refers customers to ICT for direct sale or treatment by ICT) a minimum of 60 "portions" in any given twelve month period. In the event that Licensor is unable to provide all of the Allo Transplant stem cell materials requested by Licensee during each year of the three year period, and subsequent to such three year period, Licensee shall have the right to purchase Allo Transplant materials from other vendors, subject to Licensor's absolute right, but not the duty, to perform reasonable and timely quality control with respect to such biological solution of stem cell materials, and Licensee shall cooperate fully with Licensor. In the event that Licensee does not purchase the minimum quantities of materials set forth herein, Licensor shall have the right to sell such materials to other parties (but Licensee shall remain entitled to purchase portions at the prices set forth herein). Licensee agrees to provide Licensor within 30 days of execution of this Agreement an international irrevocable letter of credit (the "Letter of Credit") in Licensor's favor for the three year term of this requirement in the amount of One Hundred Twenty Thousand Dollars ($120,000.00) from a reputable and chartered bank in the United States of America securing the minimum purchase requirement set forth above. The Letter of Credit shall provide that upon the failure by Licensee to purchase and failure to pay for the minimum number of portions hereinabove set forth, Licensor shall be entitled to draw upon the Letter of Credit at the rate of $2,000 for every portion less than the minimum purchased without any further notice to or action by Licensee by providing a notarized affidavit from Licensor to the bank advising of such failure and drawing upon the Letter of Credit. In the event the Letter of Credit is drawn upon during the three year period, Licensee agrees to replenish the Letter of Credit to the extent of any such draws. Except with respect to this paragraph relating to purchase of Allo Transplant materials from Licensor, Licensee is not otherwise prohibited from using any other persons' or entities' non-Allo stem cell product(s).

2.3   Licensee shall at all times during the Term of this Agreement be entitled to maintain and defend the Patents and prosecute claims to prohibit any interference with the Patents by third parties. If and in the event that the Licensee becomes aware of any interference with the Patents by any party, Licensee shall immediately notify Licensor thereof in writing, providing all information known to Licensee or reasonably obtained by Licensee with respect to such interference. In the event Licensee fails to notify Licensor of any such material interference within 30 days of knowledge of such an interference, Licensee's License rights as otherwise set forth herein in the particular State (if in the United States of America) or Country (if elsewhere) shall be terminable upon notice by Licensee.

2.4   Licensee shall be solely responsible for the organization, operation, marketing and management of its business, and shall be responsible for the development of its own ongoing method of business operation, including but not limited to the following: selection and establishment of business sites; sales techniques; marketing plan/system and advertising practices; employee selection, hiring and training; personnel policies and practices; hours of operation; and all other such ongoing concerns in the course of Licensee's routine business operation and management. Licensee agrees that it is not subject to any control by Licensor and is not relying upon Licensor for any assistance regarding the aforementioned items in this paragraph, except for technological support as hereinabove provided.

2.5   Licensee may file and/or record any and all necessary forms or documentation relating to the operation of its business, including, but not limited to, any state application for registration of fictitious name, but it is specifically understood and agreed that Licensee shall under no circumstances be permitted to file, record or register any trademark, tradename or other identifying material of Licensor, or to utilize any of the foregoing in connection with its promotion of the business and operations of the Licensee, without the prior consent of the Licensor, in writing, the granting or withholding of such consent shall be in the sole judgment and discretion of the Licensor.

2.6   The Parties acknowledge and agree that no partnership or joint venture is created by this Agreement and that Licensee may not, without prior approval, hold itself out as an agent or representative of Licensor, and may not incur any liability or create any obligation whatsoever for Licensor.

2.7   At all times Licensee shall conduct its business in accordance with all material applicable federal, state and local laws, regulations and ordinances. Licensee shall not, either during or after the Term of this Agreement, do anything, or aid or assist any other party to do anything, which would materially infringe on, harm, impair, or contest the rights granted herein to Licensee with respect to the Licensee Rights.

2.8   This Agreement shall in no way whatsoever affect the business activities of the Licensor presently in operation in The Ukraine, the Dominican Republic and any other operations of Licensor designated in the future as set forth in the definition of "Territory" and shall not constitute any restriction upon such activities.

2.9   Within 30 days of the execution of this Agreement, Licensee agrees to take all action necessary to provide for the addition of seats on its board of directors so that the number of directors shall be five (5) in total. During the Term, Licensor shall have the right, but not the obligation, to appoint one person of its choice to Licensee's board of directors.

3.   Term

3.1   Unless terminated in accordance with the terms of this Agreement, this Agreement shall be effective as of the date of execution of this Agreement and shall remain in effect for the remainder of the year 2005 and the Ten (10) calendar year period thereafter ("Initial Term"). Provided that Licensee is not in default in the payment of a material money obligation to Licensor in accordance with the terms of this Agreement, and provided that this Agreement has not previously been terminated in accordance with the provisions of Paragraph 8.1 hereof during the Initial Term hereof, Licensee shall have the right to renew such License and Agreement for an additional Ten (10) calendar year period following the Initial Term by giving Licensor notice, in writing, of its election to renew this Agreement, which such notice shall be given not more than 180 days nor less than 60 days prior to the expiration of the Initial Term of this Agreement. In the event Licensor determines that Licensee may not renew this Agreement because of a default in the payment of a material money obligation to Licensor, it shall immediately provide Licensee with notice of such default and shall provide Licensee the right to cure such default within 60 days, upon satisfaction of which the election to renew this Agreement shall be immediately effective.

4.   Price and Payment

4.1   License Consideration. Licensee shall tender Licensor a total license fee (the "License Fee") consisting of Licensee's common stock (the "Common Stock") in an amount equal to twenty percent (20%) of the Licensee's total issued and outstanding common stock at the date of this Agreement on a fully diluted basis. The Common Stock shall constitute "restricted securities" as such term is defined in Securities and Exchange Commission Rule 144 and shall bear a restrictive transfer legend on each certificate issued in connection with this Agreement, and shall not be subject to any securities registration rights except as stated in this paragraph. Licensee shall at its sole cost and expense include such shares in the first registration statement pertaining to Licensee's securities filed by the Licensee with the United States Securities and Exchange Commission. The Common Stock shall be issued to Licensor by Licensee within thirty (30) days following the effective date of this Agreement.

4.2   Anti-Dilution. Pursuant to this paragraph, Licensor shall be provided with anti-dilution rights in order to maintain its percentage equity interest in Licensee (taking into account the equity at the time of such event of the officers and directors of Licensee at the time of execution of this Agreement and taking into consideration any sales or other dispositions of common stock by Licensor), in the event the current officers and/or directors of the Licensee are issued additional shares of common stock of Licensee without delivering to Licensee consideration for such shares (as reflected on the audited financial statements of Licensee). However, these anti-dilution rights shall not apply to any private placement or public capital raising activities of the Licensee and other recapitalizations where current officers and directors of the Licensee may purchase or otherwise acquire common stock of Licensee on the same terms offered to other investors. Under such circumstances, Licensor shall be offered the same opportunity to purchase or acquire Licensee's common stock at the same price and terms as the proposed purchasers in such financing in order to maintain its then percentage equity position as it relates to the position of the officers and directors at the time of this Agreement (taking into consideration any sales or other dispositions of common stock by Licensor), but shall not be obligated to make such purchase. The anti-dilution rights shall terminate when (i) the Licensee lists its common stock on any national securities exchange above the over-the-counter bulletin board ("OTCBB"); or (ii) upon a Liquidity $20,000,000 Event.

4.3   Licensor and Licensee shall enter into an appropriate lockup agreement pursuant to which Licensor agrees (upon either effective registration of the Shares or upon the availability of an exemption from registration of the Shares), Licensor and/or its designees or transferees will be permitted to sell on public security markets during any 30 day period no more than the greater of (i) 5% of the prior months total trading volume (shares sold times price of shares sold) or (ii) 20,000 shares.

4.4   Unless the Shares have been otherwise registered for resale in accordance with paragraph 4.1 hereof, and in the event that Licensor tenders any of the Shares for removal of the legends required under Rule 144 on the Shares together with (i) an affidavit that Licensor has met all of the requirements of Rule 144 and (ii) an opinion of legal counsel that such requirements have been met, Licensee shall immediately instruct its transfer agent to remove the legend on such tendered Shares in accordance with Rule 144.   Provided however, that if Licensee provides an opinion of independent legal counsel that such removal is not permissible in accordance with such Rule 144, Licensee shall have no such obligation to remove the legend. In the event that Licensee fails to cause the removal of such legend as set forth herein, without limitation to any other right of Licensor under law or equity, Licensor shall have the right to seek specific enforcement of the requirements of this paragraph 4.4 as well as any and all costs (including legal fees) associated with such enforcement, and shall have the right to seek damages equivalent to any and all lost profits caused by the failure of licensee to remove the legend on the tendered shares as set forth herein.

4.5   Licensor shall in its sole and absolute discretion have the power to adjust and/or modify its rights under this Agreement so as to achieve the most favorable and advantageous tax consequences resulting to Licensor from this Agreement and provided, that such modification shall not result in accrual of any material negative consequence to Licensee.

5.   Non-competition & Non-solicitation

5.1   During the term of this Agreement, each of Licensor and Licensee shall not, without the prior written consent from the other party, directly or indirectly (including without limitation, through any affiliate of either party), (i) solicit or request any person who is at the time an employee of or a consultant of the other party to leave the employment of or terminate such person's relationship with that party or (ii) employ, hire, engage or be associated with, or endeavor to entice away from the applicable party any such person. Key employees of the Licensor should be available to serve as Consultants to the Licensee, and serve on the Corporate Advisory Board on terms which are satisfactory to Licensor, Licensee and the employees of Licensor.

5.2   During the term of this Agreement, Licensor and Licensee shall not, directly or indirectly (including without limitation, through any affiliate of either party) (i) solicit any existing customer of the other party, (ii) intentionally attempt to limit or interfere with any permitted business agreement or relationship existing involving the other party and/or its affiliates with any third party; or (iii) disparage the business reputation of the other party (or its management team) or (iv) take any actions that are harmful to the other party's goodwill with its customers, providers, vendors, employees, the media or the public.

6.   Confidentiality

6.1   Neither Licensor or Licensee shall use or divulge or communicate to any person (other than those whose province it is to know the same or as permitted or contemplated by this Agreement or with the written approval of the other party or as may be required by law):

>> (i)   any Confidential Information; or

>> (ii)   any of the terms of this Agreement

6.2   Licensor and Licensee shall prevent the unauthorized publication or disclosure of any such information, materials or documents and ensure that any person to whom the information, materials or documents are disclosed is aware that the same is confidential and is covered by a similar duty to maintain confidentiality. Licensor and Licensee shall each employ its best efforts to ensure that its directors, shareholders, employees, consultants, agents or advisors are aware of and comply with the confidentiality and non-disclosure provisions contained in this Section.

7.   Legal Relationship

7.1   Nothing herein shall contain any facts as to suggest that Licensor and Licensee are engaging in a joint venture or partnership. Neither party shall have any authority to bind the other to any legal obligation. Licensee shall only contract with Customers on its own behalf.

7.2   In the event that Licensor or Licensee are acquired by another entity, or there is a change of control within either Party, this Agreement shall continue to exist, with all relative rights, privileges, titles, and shall be assigned and transferred in its entirety to the new, successor or reorganized entity.

8.   Termination

8.1   Licensor shall not terminate or limit Licensee's rights, except for Licensee's material non-performance, which "non-performance" shall include (i) failure to deliver the common stock within the time frame set forth in paragraph 4.1 hereof or to remove restrictive legends as provided herein, (ii) failure by Licensee to have its common stock traded on a United States public securities market (including without limitation the Over-the-counter Bulletin Board, the Pink Sheets, the Nasdaq Stock Market, or the American Stock Exchange) within six months of the date of this Agreement, (iii) Except in the case of a Liquity $20,000,000 Event (in which case this shall not be a termination), the commencement by or against Licensee of any voluntary or involuntary proceeding under any bankruptcy, reorganization, arrangement, insolvency, readjustment or debt, receivership, dissolution, or liquidation law or statute or any jurisdiction, whether now or hereafter in effect; or the adjudication of Licensee as insolvent or bankrupt by a decree of a court of competent jurisdiction. In the event of non-performance, notified in writing by Licensor at any time during the term of this Agreement and its extensions, Licensee shall be allowed a cure period of thirty (30) days in which to cure its non-performance and to implement a remedy deemed reasonably acceptable to Licensor, which, if same is acceptable to Licensor, Licensor shall then promptly and diligently prosecute to completion. The failure by Licensee to cure or diligently prosecute a remedy accepted by Licensor to completion as aforesaid shall result in termination without further notice or opportunity to cure.

8.2   This Agreement may be terminated by Licensee, upon sixty (60) days prior written notice to Licensor if Licensor breaches any of its material obligations under this Agreement and such breach is not cured within such sixty (60) day period.

9. Effect of Termination

On the termination of this Agreement:

9.1   The License grant and all rights and obligations of the parties hereunder shall automatically terminate except for such rights of action as shall have accrued prior to such termination and any obligation which expressly or by implication may be intended to come into or continue in force on or after such termination;

9.2   Licensee shall, (i) at its own expense, return to Licensor or otherwise dispose of as Licensor may instruct, all technical and promotional materials and other documents and papers whatsoever sent to Licensee and relating to the Confidential Information, Products or the business of Licensor (other than correspondence between the parties, copies of which shall be delivered to Licensor) and all property of Licensor in Licensee's possession or under its control, and (ii) immediately cease the use of the Patents and Confidential Information. .

10. Representations and Warranties of Licensor

10.1   Licensor currently operates a stem cell biological solution producing clinical treatment business and research facility from and in Kiev, The Ukraine.

10.2   Licensor warrants and represents that the Patents have been formally granted by the government of The Ukraine and former USSR. All of the Patents which are ultimately submitted for registration in the United States may be contested and there is no guarantee that the Patents will not be challenged in the future.

10.3   Licensor warrants and represents that Licensee is under no obligation to purchase, lease, take possession of, or receive any products, equipment, supplies, services or assistance with which to start its business, either from Licensor or from an entity recommended by Licensor, other than minimum annual purchase requirements required pursuant to paragraph 2.1 hereof.

10.4   Licensor shall not, during the Term of this Agreement, do anything, or aid or assist any other party to do anything which would infringe on, harm, impair, or contest the License Rights granted herein except in the event of a breach of this Agreement by Licensee, except that Licensor shall have the right to carry on its research and clinical studies.

10.5   Licensor warrants and represents that the Patents, the Process and the Products will provide the technology and information necessary to effectuate the Licensee Business intended in this Agreement.

10.6   Licensor acknowledges the shares of common stock to be issued by the Licensee and delivered to Licensor pursuant hereto will not be registered under the Securities Act of 1933, as amended, Chapter 517, Florida Statutes, or any other states' securities laws. The shares are issued under applicable exemptions from the securities registration requirements of such statutes. The exemptions being claimed include, but are not necessarily limited to, those available under Section 4(2) of the Securities Act and Section 517.061(11) Florida Statutes; and, the reliance by the Licensee upon the exemptions from the securities registration requirements of the federal and state securities laws is predicated in part on the representations, understandings and covenants set forth in this Agreement.

10.7   Licensor acknowledges and agrees that in connection with the issuance of Licensee's common stock, Licensor will execute a stock subscription agreement in the form annexed hereto as Schedule D.

11.   Intellectual Property Rights

11.1   All Intellectual Property Rights, including without limitation patents, designs, utility models, copyrights, trade or service marks, trade secrets and other proprietary information, in or relating to the Patents and Products and any other products and services, without respect to whether it is under the license hereunder or otherwise provided by or used by Licensee with Licensor's permission, or related thereto and all improvements thereto are and shall remain the sole and exclusive property of Licensor. Except as otherwise provided in this Agreement, Licensee shall have no right to use or obtain for its own benefit or grant any licenses with respect to the Patents or Products, or any other related products or services or any of the Patents therein or relating thereto.

12. Miscellaneous

12.1   Licensee and Licensor each shall conduct its business in material compliance of all applicable laws, ordinances, regulations and other requirements of any federal, state, county, municipal or other government and will obtain all necessary permits, licenses or other consents for the lawful operation of its business, the failure of which would have a material adverse impact on the business of such party.

12.2   Notices. Any notice, demand or delivery to be given or to be served upon any party in connection with this Agreement must be in writing, and must be given by a recognized international courier (e.g., DHL or Federal Express) and shall be deemed to have been received on the date such notice is placed with such international courier or, if given otherwise than by international courier, it shall be deemed to have been received on the date that it is personally or directly delivered to the party to whom it is addressed. Such notices, as provided herein, shall be given to the parties hereto at the following address:

> Licensor: **Institute of Cell Therapy ("ICT")**
> Yuri Orlikov, President
> 4A Sklyrenko Street
> Kiev, Ukraine 04073

> Licensee: **Stem Cell Therapy International Corp**.
> Calvin Cao, Chairman
> 2203 North Lois Ave., 9th Floor
> Tampa, Florida 33607

Any party hereto may at any time by giving ten (10) days' prior written notice to the other party hereto, designate any other address in substitution of the foregoing address to which such notice shall be sent.

12.3   Licensee and Licensor acknowledge that the parties have not intended to create a franchise relationship between themselves and that Licensor has not represented this licensing arrangement to be a "franchise" as defined in 16 C.F.R. § 436 *et. seq.,* or as defined in any applicable state franchise laws, prior to or during the negotiation of this Agreement. The parties acknowledge that the Licensor has made no representation that any form of business operations or management plan, manual, or advice, or any marketing plan or system, would be provided to or necessarily implemented by Licensee.   Licensee acknowledges that Licensee has not been provided with, or required under the terms of this Agreement to adopt or utilize any marketing plan or system, nor has Licensor prescribed to Licensee, in whole or in part, any form of marketing plan or system in relation to this Agreement. Licensee further acknowledges that Licensee has not been required under the terms of this Agreement to adopt the business format of, or a business format substantially similar to the business format utilized by Licensor. The parties agree that in the event it is determined that a franchise agreement has been entered into by the parties, the Licensee acknowledges that it has received the necessary information from the Licensor as required by the Federal Trade Commission; further that Licensor has made no representations relating to the potential income from operations by Licensee and that a copy of this Agreement was furnished to the Licensee at least five (5) days prior to the execution hereof.

12.4   This Agreement contains the entire agreement of the parties and no representations, inducements, promises or agreements, oral or otherwise, between the parties not embodied herein shall be of any force or effect. No failure of Licensor to exercise any power given it hereunder, or to insist upon the strict compliance of Licensee of any obligation hereunder, and no custom or practice of the parties at variance with the terms hereof shall constitute a waiver of Licensor's right to demand exact compliance with the terms hereof.

12.5   This Agreement shall be governed by and construed solely and exclusively in accordance with the laws of the state of New York without regard to any statutory or common-law provision pertaining to conflicts of laws.

12.6   The Parties agree that all controversies, claims, disputes and matters in question arising out of, or related to, this Agreement, the breach of this Agreement, the purchase of the Licensee's securities pursuant to this Agreement or any other matter or claim whatsoever shall be decided by courts of competent jurisdiction in New York, New York, to the exclusion of all other places of venue, for all matters that arise under this Agreement.

12.7   If Licensor creates new Intellectual Property which is not an improvement, modification or alternation to the Technology reflected herein and which is related in any way whatsoever to Stem Cell therapy or research, Licensee shall have a right of first offer to obtain an exclusive license to such new Intellectual Property provided, both parties can reach an acceptable agreement concerning the price, and shall have a right of first refusal to accept any license with respect to such new Intellectual Property which is made to any bona fide third party on the same or better terms and conditions as proposed by such third party.

12.8   In the event it becomes necessary for either party herein to seek legal means to enforce the terms of this Agreement, the prevailing party is entitled to payment of all of its reasonable attorneys' fees, costs and expenses, including any cost reasonably and necessarily incurred by the prevailing party as a necessary incident to the prosecution or defense, through all proceedings and appeals.

12.9   If any term or provision of this Agreement is held invalid, illegal or unenforceable in any respect for any reason, that invalidity, illegality or unenforceability shall not affect any other term or provision hereof, and this Agreement shall be interpreted and construed as if such term or provision, to the extent the same shall have been held to be invalid, illegal or unenforceable, had never been contained herein.

12.10   Each of the parties hereby acknowledge and agree that money damages may not be an adequate remedy for any breach or threatened breach of any of the provisions of this Agreement and that, in such event, they may, in addition to any other rights and remedies existing in their favor, apply to any court of competent jurisdiction in New York, New York for specific performance, injunctive and/or other relief in aid of arbitration to preserve and protect the rights of the parties pending action by the arbitration panel.

12.11   This Agreement may be executed in several counterparts, each of which shall be deemed an original. A facsimile signature on this agreement shall be deemed to be an original.

12.12   The parties agree that each has participated equally in the creation and drafting of this Agreement, and that each party to this Agreement has had the opportunity to seek independent legal counsel prior to entering into this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date set forth above.

"Licensor"

Institute of Cell Therapy

By:_____
YURI ORLIKOV, President

"Licensee"

Stem Cell Therapy International Corp.

By:_____
Calvin Cao, Chairman

**AUTHORS OF THE MONOGRAPH POSSESS
THE FOLLOWING PATENTS
AND METHODICAL GUIDES:**

1. Patent №560613. The method of erythrocytes preservation   1977   1975
USSR

2. Patent №645633. The method of blood leukocytes preservation 1978   1977
USSR

3. Patent №825081. The method of blood leukocytes preservation 1981   1979
USSR

4. Patent №1017251. The method of a human ovary tissue preservation   1981
1979USSR

5. Patent №1410954. The method of treatment of anemias in pregnant   1983
1981   USSR

6. Patent №13709. The method of treatment of anemias in pregnant   1997
1997Ukraine

7. Patent №1402781. The container for freezing of biological objects   1988
1985   USSR

8. Patent №8457. The container for freezing of biological objects   1997   1997
Ukraine

9. Patent №1706502. The method of preservation of human embryonic liver
hemopoietic cells 1988   1986   USSR

10. Patent №13687 The method of preservation of human embryonic liver
hemopoietic cells 1991   1989   Ukraine

11. Patent №1734621. Cryoprotector of hemopoietic cells   1997 1989   USSR

12. Patent №16859. Cryoprotector of hemopoietic cells   1995   1993   Ukraine

13. Application 93080788. The method of human immunodeficiency virus treatment
(HIV) 1995   1993   Ukraine

14. Application 93090874 The method of treatment of cytostatic disease   1997
1995 Ukraine

15. Application 93251432. The method of treatment of pancreatic diabetes
1995   Ukraine

16. Application 93121711. The method of treatment of aplastic anemias   1994
Ukraine

17. Application 95125139. The method of prevention of an acute radiation sickness in

lethally radiated animals 1993   1993   Ukraine

18. Patent №22981. The method of treatment of cerebral motional defects in patients who have undergone craniocerebral injury   1997   1993 Ukraine

19. Patent № 46673 A. The method of cryo-preservation of human hemopoietic cells 1997 1995 Ukraine

20. Patent № 2233589 The method of cryo-preservation of human hemopoietic cells 2004 2002 Russia

21. Patent № 46675 A. The way of a low-temperature cell bank operating   2003 2002   Ukraine

22. Patent № 52502 A. The method of therapy of prostate gland cancer   2003 2002Ukraine

23. Patent № 56085 A. The method of obtaining a preparation of suspension of placenta cells   2003   2003   Ukraine

24. Patent № 59096 A. The method of biological preparations obtaining from placenta   (variants) 2003 2003   Ukraine

25. Patent № 60238 A. The cryopreservative content of hemopoietic cells of donors' cord blood and its components   2003   2003 Ukraine

26. Patent № 63844 A. Device for registration of processes in biological tests 2003 2003 Ukraine

SCIENTIFIC-PRACTICAL WORKINGS-OUT ARE RESERVED BY COPYRIGHTS:

1. Лобынцева Г.С., Гладких Ю.В., Лобынцев Д.В., Гладких В.Ю. Стволовые эмбриональные гемопоэтические клетки человека (теория и клиническая практика). — Часть I. — Киев: Наукова думка, 2004. — 250 с.

2. Гладких Ю.В., Лобынцева Г.С., Лобынцев Д.В., Гладких В.Ю. Клеточная или регенеративная терапия. —Киев: Континент-Прим, 2004. —136с.

3. Certificate ПА № 511 « The method of treatment of severe vascular pathology of an organ of vision, inflammatory and dystrophic eyes diseases with the help of transplantation of cryopreserved hemopoietic human embryonic liver cells, and application of biologically active compounds of embryonic tissues».

4. Certificate ПА № 1238 G.S. Lobyntseva. Dissertation on obtaining of a doctor's degree in biology upon a theme: «Cryopreservation of hemopoietic cells of human embryonic liver».

5. Certificate ПА № 2073 «Cryopreservation of testicles tissue of human fetuses for clinical application».

6. Certificate ПА № 4952 «Guide to purveyance and cryopreservation of hemopoietic

human cells» and «Instruction on usage of hemopoietic cells».

The medical staff is represented by workers who have scientific degrees of doctors and candidates of sciences, the State prize laureates, professors and assistant professors in all areas of clinical therapy.

Schedule B

TREATMENT

Biological preparations can produce a positive effect on age-related and posttraumatic pathologies:

Cardiovascular system diseases: myocardial infraction, cerebral atherosclerosis, essential hypertension, ischemic heart disease, neurocirculatory dystonia.

Systemic diseases of connective tissue: atrophic arthritis, systemic angitis, systemic lupus, systemic scleroderma, and rheumatism.

1. Respiratory diseases: bronchial asthma, bronchitis, chronic pneumonias.

2. Diseases of the digestive tract: gastric and duodenal ulcer, nonspecific ulcerative colitis, cholecystites, pancreatites, and colitis.

3. Liver diseases: cirrhosis, viral and toxic hepatitis, acute and chronic renal-hepatic insufficiency.

4. Kidney and urinary tract diseases: pyelonephritis, cystitis, urethritis, urolithiasis.

5. Endocrine diseases: diabetes of types I and II, hypothyroidism, suprarenal insufficiency, diabetes complication, endocrine derangements.

6. Obstetrics and gynecology: premature detachment of the normal placement of the placenta, pre-term delivery, toxicosis of pregnancy, miscarriage, fetal hypotrophy, immunological conflict, endomethriosis, sterility, menopause, climacteric neuroses, chronic inflammatory genital diseases.

7. Diseases of the nervous system: migraine, cerebral spastic infantile paralysis, neuralgias, polyneuropathies, radiculopathies, neuritis, consequences of a cranio-cerebral trauma, encephalitis and stroke.

8. Oncological diseases of the central nervous system.

9. Cerebral atrophic processes of different genesis.

10. Epilepsy and spastic syndromes of children and adults.

11. The consequences of cerebral strokes.

12. Huntington's chorea, ataxias.

13. Atherosclerosis, multiple sclerosis with spinal cord lesions.

14 Parkinson's, Alzheimer's, Down's, Strumpell's diseases.

15 Serious traumas of the spinal cord and cerebrum.

16 Surgical diseases: osteomyelites, fractures (long term), reconstructive operations on bone tissue for various traumas and surgical interventions.

17. Malignant neo-plasms.

18. Immuno-deficiencies.

19. AIDS.

20. Infectious diseases.

21. Allergic and auto-immune diseases.

22. Blood diseases: anemia, leukopenia, thrombocytopenia, leukemia, hemoblastosis.

23. Skin diseases: psoriasis, eczema, trophic ulcers, decubituses, neurodermatitis, consequences of endured venereal diseases.

24. Ocular diseases.

25. Ear, throat, and nose diseases.

26. Dental and oral cavity diseases.

27. Mental diseases and sexual disorders: depression, irritation, aggression, apathy, sleep and memory disorders.

28. Male and female sexual pathology: impotency, sterility, decrease of potency and libido.

29. Long-term chronic diseases of the internal organs.

30. Gerontology.

31. Rejuvenation: increase of vitality, slowing down of pre-senility, life prolongation, memory improvement, and the improvement over quality of life.

SCHEDULE C

Form of Subscription Agreement

EXHIBIT 10.8

CONSULTING AGREEMENT

This Consulting Agreement ("Agreement") is entered into as of the ___/ ²⁷___ day of September, 2005 (the "Effective Date") by and between **Stem Cell Therapy International, Corp.** ("Company"), a Nevada corporation, with its principal office located at 2203 North Lois Ave., 9ᵗʰ Floor, Tampa, Florida 33607 and **European Consulting Group, LLC** having a permanent address at 13318 Philmont Avenue, Philadelphia, PA 19116 ("Consultant").

WHEREAS, the Company desires to retain Consultant as an independent contractor to perform certain services for the Company, and Consultant is willing to perform such services, on the terms set forth more fully below.

Now, THEREFORE, in consideration of the mutual promises and covenants contained herein and intending to be legally bound hereby, it is hereby agreed by and between the parties hereto as follows:

1. **CONSULTING SERVICES.**

    Description of Services. Consultant agrees to provide to the Company ongoing services with Stem Cell Research Centers throughout the world. These services will include identification, negotiation and regular communication between the company and prospective Stem Cell Research and Treatment Centers.

    Efforts. Consultant shall use its best efforts to perform the Services. Consultant's performance under this Agreement shall be conducted with due diligence and in a professional manner and in full compliance with the highest professional standards of practice. The performance of the services shall be in a manner determined in the sole and absolute discretion of Consultant.

2. **COMPENSATION**

    Common Stock. As compensation for the establishment of the aforesaid exclusive contractual relationship, Company shall pay Consultant ~~Six hundred thousand~~ 2 Million ~~(600,000)~~ shares of its restricted common stock pursuant to paragraph three and shall deliver to Consultant stock certificates evidencing Consultant's sole, absolute and according to SEC 144 rules restricted ownership within seven days. Company agrees to have "piggy back" registration rights on company's next registration.

    Expenses. Travel-related expenses and other out-of-pocket expenses incurred by Consultant which are directly related to the furnishing of the Services will be reimbursed by the Company upon approval.

1

3. TERM AND TERMINATION.

Term. This Agreement will become effective on the date of the underlying contract between The Institute of Cell Therapy and Stem Cell Therapy International Corp. which is attach hereof execution and will continue in full force and effect for a period of three (3) years thereafter, unless and until terminated by a party in accordance with this Agreement.

Termination. Either party may immediately terminate this Agreement upon written notice, for any breach of contract, if the other party does not cure a material breach of this Agreement within thirty (30) days of receipt of written notice detailing such breach. The parties may mutually agree to terminate this Agreement in writing.

4. GENERAL TERMS.

Notices. Any notices provided hereunder must be in writing and shall be deemed effective upon the earlier of personal delivery (including personal delivery by telex) or the third day after mailing by first class mail, registered or certified, with postage prepaid. All notices shall be addressed to the party to be notified at such party's address as set forth herein, or as subsequently modified by written notice.

Assignment. Neither party may assign its rights or obligations herein or this Agreement in whole or in part by operation of law or otherwise, except with the prior written consent of the other party. This Agreement will be binding on and inure to the benefit of the parties and their respective successors and permitted assigns.

Entire Agreement. This Agreement constitutes the entire understanding of the parties and supersedes all prior and contemporaneous agreements and negotiations between them. There are no representations or warranties other than those expressly set forth herein.

Modification. No modification or waiver of any of the terms hereof shall be valid unless in writing and signed by both parties.

Applicable Law. This Agreement shall be construed in accordance with the laws of Florida.

Waivers: Modification. If either party should waive any breach of any provisions of this Agreement, such party shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement. No modification of any provision of this Agreement will be effective unless in writing and signed by all parties.

Severability. If any term, condition, clause or provision of this Agreement shall be determined or declared to be void or invalid in law or otherwise, then only that term, condition, clause or provision shall be stricken from this Agreement and in full force,

2

C.C.

effect and operation. Likewise, the failure of any party to meet the obligations under any one or more of the paragraphs herein, with the exception of the satisfaction of the conditions precedent, shall in no way avoid or alter the remaining obligations of the parties.

Counterparts. This Agreement may be executed in separate counterparts, anyone of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties, by their duly authorized representatives, have executed this Agreement as of the Effective Date.

COMPANY: CONSULTANT:

CELL THERAPY   EUROPEAN CONSULTING
INTERNATION CORP.   GROUP, LLC

By: _____   _____

Name: Calvin Cao   John J. Gallagher

Title: Chairman   President

3

EXHIBIT 10.9

CONSULTING AGREEMENT

This Consulting Agreement ("Agreement") is entered into as of the 1 day of September, 2005 (the "Effective Date") by and between **Stem Cell Therapy International, Corp.** ("Company"), a Nevada corporation, with its principal office located at 2203 North Lois Ave., 9th Floor, Tampa, Florida 33607 and **Global Management Enterprises, LLC** having a permanent address at 1760 Market Street, Suite 1100, Philadelphia, PA 19103 ("Consultant").

WHEREAS, the Company desires to retain Consultant as an independent contractor to perform certain services for the Company, and Consultant is willing to perform such services, on the terms set forth more fully below.

Now, THEREFORE, in consideration of the mutual promises and covenants contained herein and intending to be legally bound hereby, it is hereby agreed by and between the parties hereto as follows:

1. CONSULTING SERVICES.

Description of Services. Consultant agrees to provide to the Company ongoing services with Stem Cell Research Centers throughout the world. These services will include identification, negotiation and regular communication between the company and prospective Stem Cell Research and Treatment Centers.

Efforts. Consultant shall use its best efforts to perform the Services. Consultant's performance under this Agreement shall be conducted with due diligence and in a professional manner and in full compliance with the highest professional standards of practice. The performance of the services shall be in a manner determined in the sole and absolute discretion of Consultant.

2. COMPENSATION

Compensation. As additional compensation for the maintenance Services provided hereunder, the Company will pay to Consultant the sum of One Million ~~Eight Hundred Thousand~~ (1,000,000) shares which shall be paid by ~~Thirty Six (36) consecutive monthly payments of One Hundred Fifty Thousand (150,000) shares pursuant to paragraph three and payable every quarter of the year thereafter for the term of this Agreement.~~ 30 days after execution These shares shall have "piggy back" registration rights on company's next registration.

C.C.

Expenses. Travel-related expenses and other out-of-pocket expenses incurred by Consultant which are directly related to the furnishing of the Services will be reimbursed by the Company upon approval.

1

3.   TERM AND TERMINATION.

Term. This Agreement will become effective on the date of the underlying contract between The Institute of Cell Therapy and Stem Cell Therapy International Corp. which is attach hereof execution and will continue in full force and effect for a period of three (3) years thereafter, unless and until terminated by a party in accordance with this Agreement.

Termination. Either party may immediately terminate this Agreement upon written notice, for any breach of contract, if the other party does not cure a material breach of this Agreement within thirty (30) days of receipt of written notice detailing such breach. The parties may mutually agree to terminate this Agreement in writing.

4.   GENERAL TERMS.

Notices. Any notices provided hereunder must be in writing and shall be deemed effective upon the earlier of personal delivery (including personal delivery by telex) or the third day after mailing by first class mail, registered or certified, with postage prepaid. All notices shall be addressed to the party to be notified at such party's address as set forth herein, or as subsequently modified by written notice.

Assignment. Neither party may assign its rights or obligations herein or this Agreement in whole or in part by operation of law or otherwise, except with the prior written consent of the other party. This Agreement will be binding on and inure to the benefit of the parties and their respective successors and permitted assigns.

Entire Agreement. This Agreement constitutes the entire understanding of the parties and supersedes all prior and contemporaneous agreements and negotiations between them. There are no representations or warranties other than those expressly set forth herein.

Modification. No modification or waiver of any of the terms hereof shall be valid unless in writing and signed by both parties.

Applicable Law. This Agreement shall be construed in accordance with the laws of Commonwealth of Pennsylvania.

Waivers: Modification. If either party should waive any breach of any provisions of this Agreement, such party shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement. No modification of any provision of this Agreement will be effective unless in writing and signed by all parties.

Severability. If any term, condition, clause or provision of this Agreement shall be determined or declared to be void or invalid in law or otherwise, then only that term, condition, clause or provision shall be stricken from this Agreement and in full force,

2



effect and operation. Likewise, the failure of any party to meet the obligations under any one or more of the paragraphs herein, with the exception of the satisfaction of the conditions precedent, shall in no way avoid or alter the remaining obligations of the parties.

Counterparts. This Agreement may be executed in separate counterparts, anyone of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties, by their duly authorized representatives, have executed this Agreement as of the Effective Date.

COMPANY: CONSULTANT:

CELL THERAPY   GLOBAL MANAGEMENT,
INTERNATION CORP.   ENTERPRISES LLC

By: _____   _____

Name: Calvin Cao   John J. Gallagher

Title: Chairman   President

EXHIBIT 10.10

CONSULTING AGREEMENT

This Consulting Agreement ("Agreement") is entered into as of the 1 day of September, 2005 (the "Effective Date") by and between **Stem Cell Therapy International, Corp.** ("Company"), a Nevada corporation, with its principal office located at 2203 North Lois Ave., 9th Floor, Tampa, Florida 33607 and **USA Consulting Group, LLC** having a permanent address at 3357 Pine Rd. Huntingdon Valley, PA 19007 ("Consultant").

WHEREAS, the Company desires to retain Consultant as an independent contractor to perform certain services for the Company, and Consultant is willing to perform such services, on the terms set forth more fully below.

Now, THEREFORE, in consideration of the mutual promises and covenants contained herein and intending to be legally bound hereby, it is hereby agreed by and between the parties hereto as follows:

1. CONSULTING SERVICES.

Description of Services. Consultant agrees to provide to the Company ongoing services with Stem Cell Research Centers throughout the world. These services will include identification, negotiation and regular communication between the company and prospective Stem Cell Research and Treatment Centers.

Efforts. Consultant shall use its best efforts to perform the Services. Consultant's performance under this Agreement shall be conducted with due diligence and in a professional manner and in full compliance with the highest professional standards of practice. The performance of the services shall be in a manner determined in the sole and absolute discretion of Consultant.

2. COMPENSATION

Common Stock. As compensation for the establishment of the aforesaid exclusive contractual relationship, Company shall pay Consultant ~~Six hundred thousand (600,000)~~ 1 million shares C.C. 1,000,000 shares NS shares of its restricted common stock pursuant to paragraph three and shall deliver to Consultant stock certificates evidencing Consultant's sole, absolute and according to SEC 144 rules restricted ownership within seven days. Company agrees to have "piggy back" registration rights on company's next registration.

Expenses. Travel-related expenses and other out-of-pocket expenses incurred by Consultant which are directly related to the furnishing of the Services will be reimbursed by the Company upon approval.

1

3. TERM AND TERMINATION.

Term. This Agreement will become effective on the date of the underlying contract between The Institute of Cell Therapy and Stem Cell Therapy International Corp. which is attach hereof execution and will continue in full force and effect for a period of three (3) years thereafter, unless and until terminated by a party in accordance with this Agreement.

Termination. Either party may immediately terminate this Agreement upon written notice, for any breach of contract, if the other party does not cure a material breach of this Agreement within thirty (30) days of receipt of written notice detailing such breach. The parties may mutually agree to terminate this Agreement in writing.

4. GENERAL TERMS.

Notices. Any notices provided hereunder must be in writing and shall be deemed effective upon the earlier of personal delivery (including personal delivery by telex) or the third day after mailing by first class mail, registered or certified, with postage prepaid. All notices shall be addressed to the party to be notified at such party's address as set forth herein, or as subsequently modified by written notice.

Assignment. Neither party may assign its rights or obligations herein or this Agreement in whole or in part by operation of law or otherwise, except with the prior written consent of the other party. This Agreement will be binding on and inure to the benefit of the parties and their respective successors and permitted assigns.

Entire Agreement. This Agreement constitutes the entire understanding of the parties and supersedes all prior and contemporaneous agreements and negotiations between them. There are no representations or warranties other than those expressly set forth herein.

Modification. No modification or waiver of any of the terms hereof shall be valid unless in writing and signed by both parties.

Applicable Law. This Agreement shall be construed in accordance with the laws of Commonwealth of Pennsylvania.

Waivers: Modification. If either party should waive any breach of any provisions of this Agreement, such party shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement. No modification of any provision of this Agreement will be effective unless in writing and signed by all parties.

Severability. If any term, condition, clause or provision of this Agreement shall be determined or declared to be void or invalid in law or otherwise, then only that term, condition, clause or provision shall be stricken from this Agreement and in full force,

a.c.

effect and operation. Likewise, the failure of any party to meet the obligations under any one or more of the paragraphs herein, with the exception of the satisfaction of the conditions precedent, shall in no way avoid or alter the remaining obligations of the parties.

Counterparts. This Agreement may be executed in separate counterparts, anyone of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties, by their duly authorized representatives, have executed this Agreement as of the Effective Date.

COMPANY: CONSULTANT:

CELL THERAPY INTERNATION CORP.   USA CONSULTING GROUP, LLC

By:    _Nataly Shevchenko_

Name: Calvin Cao   Nataly Shevchenko

Title: Chairman   President

EXHIBIT 10.11

BRIDGE

PROFESSIONAL SERVICES AGREEMENT (STATEMENT OF WORK)

Parties:

Client	:	SCTI
Contact	:	Calvin Cao
Title	:	CEO
Address	:	2203 North Lois Avenue, 9th Floor, Tampa, Fl 33607
Telephone	:	(813)600-4088
Facsimile	:	(813)830-6112
E-mail	:	calvin@scticorp.com
Consultant	:	Bridgehead Group Limited, Inc. (BHG)
Contact	:	Jeppe Leth Hansen
Title	:	CEO-President
Address	:	545 Madison Avenue, 17th Floor, New York, New York 10022
Telephone	:	(212)355-8542
Facsimile	:	(212)355-8563
E-mail	:	jhansen@bhgltd.com

Background and Summary of Request

Client approached us in relation to raising capital for the company's expansion, promoting the company and assisting in the possible establishment of the company in The Great Britain. After reviewing the initial information we decided to proceed to our next step, requesting more information and performing an initial evaluation of client's business concept and company. Following our review we found that client's business concept and company had the potential of becoming a market leader given the right structure and resources. Consequently we assisted in connecting the company with The British Governments, Department of Trade and Industry.

We begin every project by striving to understand the overall business concept. In your case, we understand that the company is requiring capital when the required capital has been raised the next phase is implementing the business plan and building value for the shareholders by protecting the company's IP, sourcing the most advantageous sources of financing for the company and it's shareholders, creating valuable strategic partnerships, developing the business potential of the company's products in other verticals and for new applications, developing long term strategies for the company and managing the aspects of becoming a public company. Time is of the utmost importance. Bridgehead appreciates this and will react quickly and effectively to meet your requirements.

Scope of Work to be performed – Services

Consulting

a)   Advise & assist client in the daily issues of being a public company
b)   Advise and assist client in protecting it's Intellectual Property
c)   Advise and assist client in obtaining the most advantageous financing (debt and/or equity) when needed.
d)   Advise and assist client in creating strategic partnerships
e)   Advise and assist client in developing the products in other verticals and for other applications.
f)   Advise and assist client in working with the British Government and or other governments when appropriate.
g)   Advise & assist client in locating acquisition targets if company decide to grow by acquisitions.
h)   Advise and assist client in strategic planning and operational issues.

Description of Deliverables to be prepared

a)   Prepare initial strategies for the areas mentioned above.
b)   Locate sources of financing for the company's growth debt and equity and assist in preparing term sheets and negotiating terms and conditions.

Resource(s) and Timeframe

a)   Client will assist BHG to it's best ability in providing information and resources for BHG to perform up

to it's best. BHG must receive approval in writing from Client before passing on information of confidential nature and when using Client resources.

b) Agreement is for a term of 3 years but can be terminated with 90 days notice.

c) BHG agree to spend a minimum of 15 hours per week on SCTI related work. Bank holidays and other recognized holidays by the country where project is conducted shall not count as working days.

Compensation Structure

a)	Fundraising	:	10% cash on money raised and 10% equity (common shares)
b)	Business Development	:	$5,000 per month retainer to be accrued until ~~initial~~ funding/ Raise by BHG. of company has Taken place in the amount of minimum $1,000,000.00/ ~~Thereafter paid monthly~~. SCTI agrees to not execute any business development contracts (leads) introduced by BHG until there is an agreed finder's agreement between BHG and SCTI on the particular lead. If SCTI fails to comply with executing a finders agreement on the particular lead, then the following fee agreement will apply: $10,000.00 in cash and $20,000.00 in common stock for each business development contract executed plus 5% royalty on gross sales the first year 4% the following year and 3% thereafter. Initial sign on fee 10,000.00 common shares payable at execution of this agreement and to be issued to BHG's designee.
c)	Bonus	:	To be determined on a project basis prior to engagement in projects
d)	Finders Fee	:	BHG will pay Epi Almodovar of 55 Sweetgum Lane, Miller Place, NY Zip code 11764, 10% (ten percent) fee from all retainers fees, fundraiser Fees, and business development fee etc.. received by SCTI for the period Of this agreement.

C.C.

Bridgehead looks to its client base as long-term partnerships, and would like to remind you that we would be available to assist in whatever capacity is required to ensure that Client 's venture is a success.

Assumptions on which Statement of Work is based

This Proposal is based on the following assumptions regarding Client and Bridgehead's efforts and participation. Bridgehead is very sensitive to the needs to manage and communicate accurate assumptions. Significant divergence from these assumptions will impact the timeframe, resources and costs of completing this work. We make these assumptions based on our current understanding of Client. Your specific request and our experience with similar projects:

- Client is responsible for this project's scope, direction, and key decisions of the project.
- Bridgehead will work closely with Client's management team to focus on understanding Clients business concept. Bridgehead will try to minimize disruption to your daily schedule.
- Bridgehead is relying on materials submitted by Client i.e. Business Plan, Projections, Balance Sheets, etc.
- Ready access to all required corporate documents and materials needed to perform in accordance with agreement.

ACCEPTED BY:

[signature]
SCTI

9/7/05
Date signed

[signature]
Bridgehead Group Limited, Inc.

09/07/05
Date signed

EXHIBIT 10.12

Stern & Co.
INVESTOR RELATIONS · MEDIA COMMUNICATIONS

September 19, 2005

Mr. Calvin Cao
Chairman and Chief Executive Officer
Stem Cell Therapy International Corporation
2203 North Lois Avenue, Suite 929
Tampa, Florida 33607

VIA EMAIL: Calvin@scticorp.com

Dear Calvin,

We are looking forward to renewing our relationship with you and Stem Cell Therapy International Corporation ("SCTI", the "Company" or "Client").

This letter, when signed by you, will serve as the agreement between Stern & Co. ("Stern") and Stem Cell Therapy International Corporation pursuant to which Stern will serve Client as an independent contractor and provide investor and public relations counsel to the Client. Nothing contained herein shall preclude the Company from utilizing the services of any other investor and public relations firm at any time during the term of this agreement or otherwise.

1. **As counsel, Stern will:**

   (a) Advise Client's management on investor and public relations aspects of Client's policies;

   (b) Develop for Client's approval and implementation a program designed to achieve Client's communications objectives;

   (c) Provide the services of its staff as may be reasonably required to assist Client in the implementation of its program.

   (d) Carry out a media program to present the Client to the media. Stern shall orchestrate targeted media interviews between Client and key editors and reporters of the national media.

   (e) Carry out an investor relations program to introduce the Client to the financial community. Stern shall market the Client's story to the appropriate audience in the investment community to enhance Client's visibility.

2.   **Compensation:**

The fee for the services of Stern set forth in paragraph 1 will be as follows:

(a) The Client will pay Stern the sum of $6,242.61 in cash, representing payment in full for Stern's services performed in July 2005 (as billed per Invoice No. 402934) and disbursements advanced (as billed per Invoice No. 402945).

(b) Newly issued and restricted shares of the Company's voting common stock (the "Shares") calculated to equal $12,000 per month (the "Monthly Shares"). The amount of Monthly Shares to equal this fee will be calculated by taking the average of the closing share price during the twenty (20) trading days prior to the start of each month. The Monthly Shares will be issued to Stern no later than thirty (30) days after the end of each month. Client agrees that in the event it or any successor or affiliate corporation engages in any public offering of its equity securities, or sale of the Company, Stern shall be entitled to "piggy-back" rights pursuant to which the Company will register all then issued and outstanding Shares in the possession of Stern or, in the case of a sale of the Company prior to any such registration, include all of Stern's Shares in such sale. The Company shall have no obligation under this agreement to engage in any public offering of its equity securities and shall have sole discretion regarding when and if any registration statement is ever filed by it with the United States Securities and Exchange Commission. Stern acknowledges and agrees that until the Shares are so registered, the Shares issued under this agreement will constitute "restricted securities" as such term is defined in Securities and Exchange Commission Rule 144 and that all Share certificates shall bear a restrictive transfer legend.

(c) In addition, Client agrees to reimburse Stern monthly in cash for out of pocket expenses incurred in this campaign. These expenses include but are not limited to such items as: copying, fax, Internet research, media meetings, telephone, messenger service, transportation and travel, mail and overnight mail, office services and supplies, publications and subscriptions, clipping services and associated costs.

(d) At the signing of this contract, we also require a deposit of $500.00 to be used as a revolving credit against out-of-pocket expenses incurred on your behalf. A check for this amount will also be due along with a signed copy of this Agreement. We will send you a monthly accounting of such costs and you agree to reimburse Stern in the amount of such charges immediately upon receipt of our invoice.

(e) In addition, all outside production services including but not limited to: printing, offsetting of materials, photostats, large-scale mailings, photography, art work, press parties and special events on your behalf will be re-billed to Client at the end of each calendar month with a standard agency mark up of 8.25% and are payable immediately upon receipt. It is specifically understood that Stern will enter into such contracts with outside providers only with your advance approval. We will act as your agent in connection with such agreed upon outside provider services, but providers will be informed that Client is ultimately responsible for payment of their bills in the event that Stern doesn't receive payment from Client directly.

No single outside production or vendor expense item over $100 will be undertaken without Client's advance approval. Client agrees to pay items in excess of $1,000 that are ordered by agency for Client at the time the order is agreed upon with the Client and ordered by the agency. Such payments would be made directly to the agency within 48 hours of ordering by the agency for the Client.

(f) If Client requests that Stern provide additional services, including (i) responding to matters such as litigation commenced or threatened against Client (for example, in responding to a subpoena) or (ii) rendering services that do not fall within the scope of the services contemplated by paragraph 1 of this Agreement, including without limitation, media and presentation training, drafting and producing an annual report, conducting a national or regional product or service publicity campaign, "crisis" or other extraordinary situations requiring unusual expenditure of time and/or effort by Stern personnel, it is understood that Stern will be entitled to additional fees, including staff time charges and reimbursement of expenses for services rendered to Client or time spent by Stern in connection with such matters. In the event services of the nature contemplated by paragraph 2(f)(ii) are required, a separate letter agreement setting forth the terms and conditions of such additional service will be executed by the parties hereto prior to the commencement of such services.

While this Agreement is in effect, Client shall promptly and diligently take whatever action is necessary to (1) register the Shares, pursuant to the piggy-back rights described above, in connection with any public offering of the Company's (including any successor corporation) equity securities, (2) maintain a public, trading market for the Shares on no less than the Pink Sheets market and (3) maintain Blue Sky compliance for the Shares in the State of New York. In the event of any merger, stock split or similar change in the Client's issued or outstanding stock, the number of Shares payable to Stern pursuant to this Agreement shall be proportionately adjusted.

3. Billing

Before the first day of each calendar month, Stern will submit its invoice(s) for the upcoming monthly payment, which will be payable on or before the fifteenth day of such month. Invoices for expenses will be submitted at the same time for the calendar month following the month to which they relate. All expense invoices will be payable upon receipt. In the event payment is not made within thirty (30) days delivery of an invoice, Client agrees to reimburse Stern for all costs (including reasonable attorney fees and disbursements) incurred in the collection of any overdue invoices. Client has thirty (30) days from the date the invoice is sent by Stern to challenge any disputed charges.

4. Confidentiality

Stern acknowledges its responsibility, both during and after the term of its appointment, to keep confidential any information regarding the Client that is designated by the Client as confidential; *provided, however*, that Stern shall not be required to keep such information confidential if it has become public through no fault of Stern or in response to any legal and/or regulatory action.

5. Indemnity

Client acknowledges that it is not Stern's responsibility or obligation to verify facts, information or materials included in material prepared by Stern on Client's behalf. Accordingly, Client agrees to indemnify, defend and hold harmless Stern, its officers, directors, agents, employees and representatives (collectively, the "Indemnitees") from and against any and all Adverse Consequences (as defined) which the Indemnitees may incur, except to the extent such Adverse Consequences results directly from such Indemnitee's willful misconduct or gross negligence. The term "Adverse Consequences" means all actions, suits, proceedings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, rulings, damages, penalties, fines, amounts paid in settlement, interest, lost interest, liabilities, obligations, losses, expenses, and fees, including court costs and reasonable attorney's fees and expenses. Notwithstanding the foregoing, Stern acknowledges and agrees that Client shall have no indemnification responsibilities with regard to Stern's compliance with state and federal securities laws, rules and regulations applicable to Stern's ownership of the Shares.

6. Termination

(a) Stern's appointment under this Agreement shall be effective as of September 1, 2005. This agreement may be terminated on not less than 60 days written notice though no such termination will be effective earlier than 11:59 p.m. New York City local time on July 1, 2006.

(b) Upon termination of this Agreement, provided that there is no outstanding indebtedness then owing by Client to Stern, Stern shall, at Client's request and expense transfer, assign and make available to Client all property and materials in its possession or control belonging to Client.

(c) The obligations of the parties pursuant to paragraphs 3, 4, 5 and 6 shall survive the termination of this Agreement.

7.   Governing Law

This agreement will be governed and construed in accordance with the laws of the State of New York without regard to the principles of choice of law or conflict of laws of such jurisdiction. The parties hereto irrevocably consent to the jurisdiction of any federal or state court located in the City of New York as the sole and exclusive forum with respect to any dispute, claim or controversy arising out of this agreement or the transactions or services contemplated hereby, and hereby waive any and all defenses of *forum non conveniens* to the extent that any action is brought in such jurisdiction.

8.   Amendment

This Agreement may only be amended or modified by a writing which specifically references this Agreement and which is signed by both parties. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof.

If you are in agreement with the above, would you kindly sign both copies of this letter in the space provided for that purpose below, and return both copies to Stern & Company for our records.

Sincerely,

STERN & CO.

By: _____
Stephanie Stern, President

AGREED:

Stem Cell Therapy International Corporation

By: _____
        Calvin Cao
        Chairman and Chief Executive Officer

Dated: _____

230 West 41st Street, New York, NY 10036
Tel: 212/888-0044 Fax: 212/758-8994
http://www.sternco.com

EXHIBIT 10.13

PY 3/31/06

ADVISORY PHYSICIAN AGREEMENT

THIS AGREEMENT is made this 4th day of October, 2005, by and between Stem Cell Therapy International Corp.; a corporation duly incorporated under the laws of Nevada, with its principal office located at 2203 North Lois Ave., 9th Floor, Tampa, Florida 33594 ("Company"), and Alexey Bersenev ("Physician").

In consideration of the mutual agreements contained in this document, the parties, intending to be legally bound, agree as follows:

1. Independent Contractor.

Physician will be an independent contractor and not an Employee of Company and will determine will determine the method of operation in the performance of embryonic tissue transplantations and/or any other stem cell therapy.

Physician will not be entitled to receive any compensation, commissions or benefits other than those expressly provided in this Agreement.

2. Scope of Duties.

(a) Physician certifies that there are no outstanding agreements or obligations that conflict with any of the provisions of this Agreement, or that would preclude or in any way compromise Physician in compliance with the provisions hereof.

(b) Physician agrees to actively participate in Company's Scientific Advisory Board and to review patient's medical chart and records as provided by Company and to provide Company a written report detailing recommendations for the appropriate course of stem cell therapy treatment.

3. Compensation.

Company shall issue ten thousand (10,000) shares of Rule 144 common stock of Company to Physician as compensation for the initial one year term of this agreement, as follows:

(a) Thirty days after the execution of this agreement, Company shall issue five thousand (5,000) shares of common stock under rule 144, and

(b) Six months after the execution of this agreement, Company shall issue the remaining five thousand (5,000) shares common stock under rule 144.

(c)   Compensation for successive renewal years under the terms of this Agreement shall be issued at thirty days and six months after renewal in two increments of five thousand shares of rule 144 common stock.

4.   Term.

This Agreement will become effective on the date of execution and will continue in full force and effect for a minimum period of one (1) year and thereafter from year to year unless and until terminated by a party in accordance with this Agreement.

5.   Termination.

During the minimum period of one (1) year, either party may immediately terminate this Agreement for cause, upon written notice for any breach of contract, if the other party does not cure a material breach of this Agreement within thirty (30) days of receipt of written notice detailing such breach. After the expiration of one (1) year from the date of execution of this agreement, either party may terminate this Agreement without cause and for convenience with fourteen (14) days prior written notice to the other party. At any time, the parties may mutually agree in writing to terminate this Agreement.

6.   Confidentiality.

Physician shall not use or divulge or communicate to any person (other than those whose province it is to know the same or as permitted or contemplated by this Agreement or with the written approval of the other party or as may be required by law):

(i)   any Confidential Information; or

(ii)   any of the terms of this Agreement

Physician shall prevent the unauthorized publication or disclosure of any such information, materials or documents and ensure that any person to whom the information, materials or documents are disclosed is aware that the same is confidential and is covered by a similar duty to maintain confidentiality. Physician shall ensure that any employees, consultants, agents or advisors are aware of and comply with the confidentiality and non-disclosure provisions contained in this Section and shall indemnify Company against any loss or damage which Company may sustain or incur as a result of any breach of the terms hereof by Physician, or any employees, consultants, agents or advisors.

Confidential Information.

Physician shall not directly or indirectly, communicate, disclose or divulge to any person or entity, or use for their own benefit or the benefit of any person or entity, any knowledge or information which physician may have acquired, no matter from whom or on what matter such knowledge or information may have been acquired from Company.

C.C.

These provisions shall survive the expiration or termination of this Agreement.

7.   Covenant Not to Compete.

Physician, during the Term hereof, and for an additional period of two years thereafter (the "Noncompetition Term"), may not:

(a)   Engage or participate in or become employed by, or render advisory or other services to, any business entity that competes with Company in the Ukraine.

If the foregoing provision is determined to be invalid by reason of the length of any period or the size of the area set forth, such period of time, such area or both will be considered to be reduced to a period of time or area that will cure such invalidity.

(b)   Directly or indirectly solicit or induce any person, corporation, or other entity that is a customer of Company at the time of the execution of this agreement or that was a customer at any time within the one-year period immediately preceding such termination to become a customer of any other person, corporation, or other entity competing with Company or its Parent. Physician further agrees that he or she will not approach any such person, corporation, or other entity for such purposes.

(c)   Directly or indirectly solicit or induce any person who is an Employee of Company or its Parent to become employed by any person, firm or corporation competing with Company or its Parent, or approach any Employee for such purpose.

(d)   Disclose any proprietary or confidential information of Company or its Parent relating to (i) the customers, clients, employees and accounts of Company or its Parent, including but not limited to the identity of Company's or its Parent's customers if such identity is proprietary or confidential; (ii) the Company's or its Parent's business methods, systems, plans, policies, and personnel; or (iii) the technical data, trade secrets, or know-how of the Company or its Parent, including, but not limited to, research, product plans, products, services, markets, software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware, configuration information, marketing, finances or other business information disclosed by the Company or its Parent, either directly or indirectly, whether in writing, orally or by drawings or inspection of parts or equipment.

8.   Arbitration of Disputes.

(a)   The Company and Physician agree that any dispute or controversy arising out of or relating to any interpretation, construction, performance or breach of this Agreement, will be settled by arbitration to be held in Philadelphia County, Pennsylvania, in accordance with the rules then in effect of the American Arbitration Association. The arbitrator may grant injunctions or other relief in the dispute or controversy. The decision of the arbitrator will be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in any court of competent

C.C.

jurisdiction. The Company and Physician will each pay one-half of the cost and expenses of the arbitration and each will separately pay its respective counsel fees and expenses.

The Physician acknowledges that the services to be rendered by the Physician are of a special, unique and extraordinary character, and in connection with such services, the Physician will have access to confidential information vital to Company's and its Parent's business. By reason of this, Physician agrees that if the Physician violates any of the provisions of this Agreement with respect to noncompetition, diversion of Company's and its Parent's clients or employees, or confidentiality, Company and the Parent would sustain irreparable harm, and therefore, in addition to any other remedies that Company and Parent may have under this Agreement, Company and Parent will be entitled to apply to any court of competent jurisdiction for equitable relief, including specific performance and injunctions restraining Physician from committing or continuing any such violation of this Agreement.

(b)   Physician further agrees that no bond or other security will be required in obtaining equitable relief and Physician hereby consents to the issuance of an injunction and to the ordering of specific performance.

9.   Indemnity

Physician shall and does hereby agree to defend, indemnify, release, and save harmless Company, or companies agents, representatives, servants, employees, attorneys, and assigns from and against any and all suits, actions, judgments, damages, costs, expenses, and attorneys' fees incurred in defense of any action or proceeding arising out of the performance of this agreement

10.   Notices.

Any notice, request, demand or other communication required or permitted to be given under this Agreement will be sufficient if in writing and if delivered personally, or sent by certified or registered mail as follows (or to such other addressee or address as will be set forth in a notice given in the same manner):

If to Physician:

Alexey Bersenev
and

_____

If to Company:

Calvin Cao
CEO
Stem Cell Therapy International Corp.
2203 North Lois Avenue, 9th Floor
Tampa, FL 33607

_C. C._

Any such notice will be deemed to be given on the date delivered or mailed in the manner provided above.

11.   Waiver of Breach.

The waiver by Company or by Physician of a breach of any provision of this Agreement by the other party will not operate, or be construed, as a waiver of any other breach of such other party.

12.   Assignment.

This Agreement will inure to the benefit of, and be binding upon, Company, its successors and assigns. This Agreement will be binding on Physician, Physician's heirs, executors or administrators, and legal representatives. However, this Agreement will not be assignable by Physician nor may the obligations of Physician be delegated, without express written consent of the Company.

13.   Entire Agreement.

This Agreement represents the entire understanding of the parties and supersedes all previous agreements, oral or written, between the parties and any modification of the agreement must be in writing and executed by the parties. This is a personal services contract and Physician may not assign any rights or delegate any duties of Physician under this agreement.

14.   Applicable Law.

The parties agree that this Agreement will be construed and enforced pursuant to the laws of the Commonwealth of Pennsylvania.

IN WITNESS WHEREOF, the parties have set their hands as of the day and year first above written.

Stem Cell Therapy International Corp.

By:
_____   _____
Calvin Cap, Chairman   Physician
                                               Alexey Bersenev

EXHIBIT 10.14



Stem Cell Therapy International, Inc.

MEDICAL AND SCIENTIFIC ADVISORY BOARD MEMBER AGREEMENT

THIS AGREEMENT is made this 10th day of October, 2005, by and between **Stem Cell Therapy International, Inc.**; a corporation duly incorporated under the laws of Nevada, with its principal office located at 2203 North Lois Ave., 9th Floor, Tampa, Florida 33594 ("the Company"), and **Dr. Weiwen Deng, MD.** as a member of the SCTI Medical and Scientific Advisory Board, herein ("the Advisor").

In consideration of the mutual agreements contained in this document, the parties, intending to be legally bound, agree as follows:

1.   Independent Contractor.

The Advisor will be an independent contractor and not an Employee of the Company and will determine will determine the method of operation in the performance of embryonic tissue transplantations and/or any other stem cell therapy.

The Advisor will not be entitled to receive any compensation, commissions or benefits other than those expressly provided in this Agreement.

2.   Scope of Duties.

(a)   The Advisor certifies that there are no outstanding agreements or obligations that conflict with any of the provisions of this Agreement, or that would preclude or in any way compromise the Advisor in compliance with the provisions hereof.

(b)   The Advisor agrees to actively participate in the Company's Medical and Scientific Advisory Board and to review patient's medical chart and records as provided by the Company and to provide the Company a written report detailing recommendations for the appropriate course of stem cell therapy treatment.

(c)   The Advisor agrees to participate in conference calls and meetings with the SCTI Corporate Officers and other members of the Company's Medical and Scientific Advisory Board when his/her schedule allows, to discuss the latest technology in stem cell treatments and shall contribute with his/her recommendations on future progress and corporate direction.

(d)   The Advisor will be required to interact with both treating Physicians, current and potential patients to determine the scope of treatments, documentation policies, proof of efficacy issues, as well as develop strategic alliances with other organizations and individuals outside of the Company for the advancement of our knowledge and expertise in the treatment of patients with our various stem cell Products.

(e)   The Advisor's roll will be to make sure that the Company shall maintain its competitive edge both globally and in the United States in the field of stem cell treatments and research.

3.   **Compensation.**

The Company shall issue ten thousand (10,000) shares of Rule 144 common stock of the Company to the Advisor as compensation for the initial one year term of this agreement, as follows:

(a)   Thirty days after the execution of this agreement, the Company shall issue five thousand (5,000) shares of common stock under rule 144, and

(b)   Six months after the execution of this agreement, the Company shall issue the remaining five thousand (5,000) shares common stock under rule 144.

(c)   Compensation for successive renewal years under the terms of this Agreement shall be issued at thirty days and six months after renewal in two increments of five thousand shares of rule 144 common stock.

4.   **Term.**

This Agreement will become effective on the date of execution and will continue in full force and effect for a minimum period of one (1) year and thereafter from year to year unless and until terminated by a party in accordance with this Agreement.

5.   **Termination.**

During the minimum period of one (1) year, either party may immediately terminate this Agreement for cause, upon written notice for any breach of contract, if the other party does not cure a material breach of this Agreement within thirty (30) days of receipt of written notice detailing such breach. After the expiration of one (1) year from the date of execution of this agreement, either party may terminate this Agreement without cause and for convenience with fourteen (14) days prior written notice to the other party. At any time, the parties may mutually agree in writing to terminate this Agreement.

6.   Confidentiality.

The Advisor shall not use or divulge or communicate to any person (other than those whose province it is to know the same or as permitted or contemplated by this Agreement or with the written approval of the other party or as may be required by law):

(i)	any Confidential Company Information; or
(ii)	any of the terms of this Agreement

The Advisor shall prevent the unauthorized publication or disclosure of any such information, materials or documents and ensure that any person to whom the information, materials or documents are disclosed is aware that the same is confidential and is covered by a similar duty to maintain confidentiality.

The Advisor shall ensure that any employees, consultants, agents or advisors are aware of and comply with the confidentiality and non-disclosure provisions contained in this Section and shall indemnify the Company against any loss or damage which the Company may sustain or incur as a result of any breach of the terms hereof by the Advisor, or any employees, consultants, agents or advisors.

Confidential Information.

The Advisor shall not directly or indirectly, communicate, disclose or divulge to any person or entity, or use for their own benefit or the benefit of any person or entity, any knowledge or information which the Advisor may have acquired, no matter from whom or on what matter such knowledge or information may have been acquired from the Company.

These provisions shall survive the expiration or termination of this Agreement.

7.   Covenant Not to Compete.

The Advisor, during the Term hereof, and for an additional period of two years thereafter (the ``Non-competition Term"), may not:

(a)   Engage or participate in or become employed by, or render advisory or other services to, any business entity that competes with the Company in the Ukraine or the Dominican Republic.

If the foregoing provision is determined to be invalid by reason of the length of any period or the size of the area set forth, such period of time, such area or both will be considered to be reduced to a period of time or area that will cure such invalidity.

(b)   Directly or indirectly solicit or induce any person, corporation, or other entity that is a customer of the Company at the time of the execution of this agreement or that was a customer at any time within the one-year period immediately preceding such termination to become a customer of any other person, corporation, or other entity competing with the Company or its Parent. The Advisor further agrees that he or she will not approach any such person, corporation, or other entity for such purposes.

(c)   Directly or indirectly solicit or induce any person who is an Employee of the Company or its Parent to become employed by any person, firm or corporation competing with the Company or its Parent, or approach any Employee for such purpose.

(d)   Disclose any proprietary or confidential information of the Company or its Parent relating to (i) the customers, clients, employees and accounts of the Company or its Parent, including but not limited to the identity of the Company's or its Parent's customers if such identity is proprietary or confidential; (ii) the Company's or its Parent's business methods, systems, plans, policies, and personnel; or (iii) the technical data, trade secrets, or know-how of the Company or its Parent, including, but not limited to, research, product plans, products, services, markets, software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware, configuration information, marketing, finances or other business information disclosed by the Company or its Parent, either directly or indirectly, whether in writing, orally or by drawings or inspection of parts or equipment.

8.   Arbitration of Disputes.

(a)   The Company and the Advisor agree that any dispute or controversy arising out of or relating to any interpretation, construction, performance or breach of this Agreement, will be settled by arbitration to be held in Philadelphia County, Pennsylvania, in accordance with the rules then in effect of the American Arbitration Association. The arbitrator may grant injunctions or other relief in the dispute or controversy.

(b)   The decision of the arbitrator will be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in any court of competent jurisdiction. The Company and The Advisor will each pay one-half of the cost and expenses of the arbitration and each will separately pay its respective counsel fees and expenses.

The Advisor acknowledges that the services to be rendered by the Advisor are of a special, unique and extraordinary character, and in connection with such services, the Advisor will have access to confidential information vital to the Company's and its Parent's business. By reason of this, the Advisor agrees that if the Advisor violates any of the provisions of this Agreement with respect to non-competition, diversion of the Company's and its Parent's clients or employees, or confidentiality, the Company and the Parent would sustain irreparable harm, and therefore, in addition to any other remedies that the Company and Parent may have under this Agreement, the Company and Parent will be entitled to apply to any court of competent jurisdiction for equitable relief, including specific performance and injunctions restraining the Advisor from committing or continuing any such violation of this Agreement.

(b)   The Advisor further agrees that no bond or other security will be required in obtaining equitable relief and the Advisor hereby consents to the issuance of an injunction and to the ordering of specific performance.

(c)   The Advisor further agrees that he will be required to sign an INFORMATION EVALUATION AND NON-DISCLOSURE AGREEMENT in order to accept the position on the SCTI Medical and Scientific Advisory Board.

9.   Indemnity

The Advisor shall and does hereby agree to defend, indemnify, release, and save harmless the Company, or companies agents, representatives, servants, employees, attorneys, and assigns from and against any and all suits, actions, judgments, damages, costs, expenses, and attorneys= fees incurred in defense of any action or proceeding arising out of the performance of this agreement

10.   Notices.

Any notice, request, demand or other communication required or permitted to be given under this Agreement will be sufficient if in writing and if delivered personally, or sent by certified or registered mail as follows (or to such other addressee or address as will be set forth in a notice given in the same manner):

If to the Advisor:

Dr. Weiwen Deng, MD.
8727 Fredericksburg Road
Apartment 801
San Antonio, TX 78240
New York, NY 10021

If to the Company:

Calvin C. Cao
CEO/Chairman
Stem Cell Therapy International Inc.
2203 North Lois Avenue, 9th Floor, Suite #901
Tampa, FL 33607

     Any such notice will be deemed to be given on the date delivered or mailed in the manner provided above.

11. Waiver of Breach.

     The waiver by the Company or by the Advisor of a breach of any provision of this Agreement by the other party will not operate, or be construed, as a waiver of any other breach of such other party.

12. Assignment.

     This Agreement will inure to the benefit of, and be binding upon, the Company, its successors and assigns. This Agreement will be binding on the Advisor, the Advisor's heirs, executors or administrators, and legal representatives. However, this Agreement will not be assignable by the Advisor nor may the obligations of the Advisor be delegated, without express written consent of the Company.

13. Entire Agreement.

     This Agreement represents the entire understanding of the parties and supersedes all previous agreements, oral or written, between the parties and any modification of the agreement must be in writing and executed by the parties. This is a personal services contract and the Advisor may not assign any rights or delegate any duties of the Advisor under this agreement.

14. Applicable Law.

     The parties agree that this Agreement will be construed and enforced pursuant to the laws of the Commonwealth of Pennsylvania.

IN WITNESS WHEREOF, the parties have set their hands as of the day and year first above written.

Stem Cell Therapy International, Inc.   **SCTI Medical and Scientific Board Advisor**

By:_____   BY: _____
Calvin C. Cao, CEO/Chairman   Dr. Weiwen Deng, MD.

EXHIBIT 10.15



Stem Cell Therapy International, Inc.

MEDICAL AND SCIENTIFIC ADVISORY BOARD MEMBER AGREEMENT

THIS AGREEMENT is made this 24th day of October, 2005, by and between **Stem Cell Therapy International, Inc.**; a corporation duly incorporated under the laws of Nevada, with its principal office located at 2203 North Lois Ave., 9th Floor, Tampa, Florida 33594 ("the Company"), and **Dr. Jorge Quintero, MD.** as a member of the SCTI Medical and Scientific Advisory Board, herein ("the Advisor").

In consideration of the mutual agreements contained in this document, the parties, intending to be legally bound, agree as follows:

1. Independent Contractor.

The Advisor will be an independent contractor and not an Employee of the Company and will determine will determine the method of operation in the performance of embryonic tissue transplantations and/or any other stem cell therapy.

The Advisor will not be entitled to receive any compensation, commissions or benefits other than those expressly provided in this Agreement.

2. Scope of Duties.

(a) The Advisor certifies that there are no outstanding agreements or obligations that conflict with any of the provisions of this Agreement, or that would preclude or in any way compromise the Advisor in compliance with the provisions hereof.

(b) The Advisor agrees to actively participate in the Company's Medical and Scientific Advisory Board and to review patient's medical chart and records as provided by the Company and to provide the Company a written report detailing recommendations for the appropriate course of stem cell therapy treatment.

(c)   The Advisor agrees to participate in conference calls and meetings with the SCTI Corporate Officers and other members of the Company's Medical and Scientific Advisory Board when his/her schedule allows, to discuss the latest technology in stem cell treatments and shall contribute with his/her recommendations on future progress and corporate direction.

(d)   The Advisor will be required to interact with both treating Physicians, current and potential patients to determine the scope of treatments, documentation policies, proof of efficacy issues, as well as develop strategic alliances with other organizations and individuals outside of the Company for the advancement of our knowledge and expertise in the treatment of patients with our various stem cell Products.

(e)   The Advisor's roll will be to make sure that the Company shall maintain its competitive edge both globally and in the United States in the field of stem cell treatments and research.

3.   Compensation.

The Company shall issue ten thousand (10,000) shares of Rule 144 common stock of the Company to the Advisor as compensation for the initial one year term of this agreement, as follows:

(a)   Thirty days after the execution of this agreement, the Company shall issue five thousand (5,000) shares of common stock under rule 144, and

(b)   Six months after the execution of this agreement, the Company shall issue the remaining five thousand (5,000) shares common stock under rule 144.

(c)   Compensation for successive renewal years under the terms of this Agreement shall be issued at thirty days and six months after renewal in two increments of five thousand shares of rule 144 common stock.

4.   Term.

This Agreement will become effective on the date of execution and will continue in full force and effect for a minimum period of one (1) year and thereafter from year to year unless and until terminated by a party in accordance with this Agreement.

5.   Termination.

During the minimum period of one (1) year, either party may immediately terminate this Agreement for cause, upon written notice for any breach of contract, if the other party does not cure a material breach of this Agreement within thirty (30) days of receipt of written notice detailing such breach. After the expiration of one (1) year from the date of execution of this agreement, either party may terminate this Agreement without cause and for convenience with fourteen (14) days prior written notice to the other party. At any time, the parties may mutually agree in writing to terminate this Agreement.

6.   Confidentiality.

The Advisor shall not use or divulge or communicate to any person (other than those whose province it is to know the same or as permitted or contemplated by this Agreement or with the written approval of the other party or as may be required by law):

    (i)   any Confidential Company Information; or

    (ii)   any of the terms of this Agreement

The Advisor shall prevent the unauthorized publication or disclosure of any such information, materials or documents and ensure that any person to whom the information, materials or documents are disclosed is aware that the same is confidential and is covered by a similar duty to maintain confidentiality.

The Advisor shall ensure that any employees, consultants, agents or advisors are aware of and comply with the confidentiality and non-disclosure provisions contained in this Section and shall indemnify the Company against any loss or damage which the Company may sustain or incur as a result of any breach of the terms hereof by the Advisor, or any employees, consultants, agents or advisors.

Confidential Information.

The Advisor shall not directly or indirectly, communicate, disclose or divulge to any person or entity, or use for their own benefit or the benefit of any person or entity, any knowledge or information which the Advisor may have acquired, no matter from whom or on what matter such knowledge or information may have been acquired from the Company.

These provisions shall survive the expiration or termination of this Agreement.

7.   **Covenant Not to Compete.**

        The Advisor, during the Term hereof, and for an additional period of two years thereafter (the "Non-competition Term"), may not:

(a)   Engage or participate in or become employed by, or render advisory or other services to, any business entity that competes with the Company in the Ukraine or the Dominican Republic.

        If the foregoing provision is determined to be invalid by reason of the length of any period or the size of the area set forth, such period of time; such area or both will be considered to be reduced to a period of time or area that will cure such invalidity.

(b)   Directly or indirectly solicit or induce any person, corporation, or other entity that is a customer of the Company at the time of the execution of this agreement or that was a customer at any time within the one-year period immediately preceding such termination to become a customer of any other person, corporation, or other entity competing with the Company or its Parent. The Advisor further agrees that he or she will not approach any such person, corporation, or other entity for such purposes.

(c)   Directly or indirectly solicit or induce any person who is an Employee of the Company or its Parent to become employed by any person, firm or corporation competing with the Company or its Parent, or approach any Employee for such purpose.

(d)   Disclose any proprietary or confidential information of the Company or its Parent relating to (i) the customers, clients, employees and accounts of the Company or its Parent, including but not limited to the identity of the Company's or its Parent's customers if such identity is proprietary or confidential; (ii) the Company's or its Parent's business methods, systems, plans, policies, and personnel; or (iii) the technical data, trade secrets, or know-how of the Company or its Parent, including, but not limited to, research, product plans, products, services, markets, software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware, configuration information, marketing, finances or other business information disclosed by the Company or its Parent, either directly or indirectly, whether in writing, orally or by drawings or inspection of parts or equipment.

8.   **Arbitration of Disputes.**

        (a)   The Company and the Advisor agree that any dispute or controversy arising out of or relating to any interpretation, construction, performance or breach of this Agreement, will be settled by arbitration to be held in Philadelphia County, Pennsylvania, in accordance with the rules then in effect of the American Arbitration Association. The arbitrator may grant injunctions or other relief in the dispute or controversy.

(b) The decision of the arbitrator will be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in any court of competent jurisdiction. The Company and The Advisor will each pay one-half of the cost and expenses of the arbitration and each will separately pay its respective counsel fees and expenses.

The Advisor acknowledges that the services to be rendered by the Advisor are of a special, unique and extraordinary character, and in connection with such services, the Advisor will have access to confidential information vital to the Company's and its Parent's business. By reason of this, the Advisor agrees that if the Advisor violates any of the provisions of this Agreement with respect to non-competition, diversion of the Company's and its Parent's clients or employees, or confidentiality, the Company and the Parent would sustain irreparable harm, and therefore, in addition to any other remedies that the Company and Parent may have under this Agreement, the Company and Parent will be entitled to apply to any court of competent jurisdiction for equitable relief, including specific performance and injunctions restraining the Advisor from committing or continuing any such violation of this Agreement.

(b) The Advisor further agrees that no bond or other security will be required in obtaining equitable relief and the Advisor hereby consents to the issuance of an injunction and to the ordering of specific performance.

(c) The Advisor further agrees that he will be required to sign an INFORMATION EVALUATION AND NON-DISCLOSURE AGREEMENT in order to accept the position on the SCTI Medical and Scientific Advisory Board.

9. **Indemnity**

The Advisor shall and does hereby agree to defend, indemnify, release, and save harmless the Company, or companies agents, representatives, servants, employees, attorneys, and assigns from and against any and all suits, actions, judgments, damages, costs, expenses, and attorneys= fees incurred in defense of any action or proceeding arising out of the performance of this agreement

10. **Notices.**

Any notice, request, demand or other communication required or permitted to be given under this Agreement will be sufficient if in writing and if delivered personally, or sent by certified or registered mail as follows (or to such other addressee or address as will be set forth in a notice given in the same manner):

If to the Advisor:

Dr. Jorge Quintero, MD.
Torres de Agua Caliente
Blvd. Agua Caliente # 4558-401
Fracc. Aviacion
Tijuana, B. C. Mexico

If to the Company:

Calvin C. Cao
CEO/Chairman
Stem Cell Therapy International Inc.
2203 North Lois Avenue, 9th Floor, Suite #901
Tampa, FL 33607

      Any such notice will be deemed to be given on the date delivered or mailed in the
manner provided above.

11.   Waiver of Breach.

      The waiver by the Company or by the Advisor of a breach of any provision of this
Agreement by the other party will not operate, or be construed, as a waiver of any other
breach of such other party.

12.   Assignment.

      This Agreement will inure to the benefit of, and be binding upon, the Company,
its successors and assigns. This Agreement will be binding on the Advisor, the Advisor's
heirs, executors or administrators, and legal representatives. However, this Agreement
will not be assignable by the Advisor nor may the obligations of the Advisor be
delegated, without express written consent of the Company.

13.   Entire Agreement.

      This Agreement represents the entire understanding of the parties and supersedes
all previous agreements, oral or written, between the parties and any modification of the
agreement must be in writing and executed by the parties. This is a personal services
contract and the Advisor may not assign any rights or delegate any duties of the Advisor
under this agreement.

14.   Applicable Law.

      The parties agree that this Agreement will be construed and enforced pursuant to
the laws of the Commonwealth of Pennsylvania.

IN WITNESS WHEREOF, the parties have set their hands as of the day and year first above written.

Stem Cell Therapy International, Inc.

By:________________________
Calvin C. Cao, CEO/Chairman

SCTI Medical and Scientific Board Advisor

BY:________________________
Dr. Jorge Quintero, MD.

EXHIBIT 10.16



Stem Cell Therapy International, Inc.

MEDICAL AND SCIENTIFIC ADVISORY BOARD MEMBER AGREEMENT

THIS AGREEMENT is made this _____24th_____ day of _October_, 2005, by and between **Stem Cell Therapy International, Inc.**; a corporation duly incorporated under the laws of Nevada, with its principal office located at 2203 North Lois Ave., 9th Floor, Tampa, Florida 33594 ("the Company"), and **Dr. Salvador Vargas, MD.** as a member of the SCTI Medical and Scientific Advisory Board, herein ("the Advisor").

In consideration of the mutual agreements contained in this document, the parties, intending to be legally bound, agree as follows:

1.   Independent Contractor.

The Advisor will be an independent contractor and not an Employee of the Company and will determine will determine the method of operation in the performance of embryonic tissue transplantations and/or any other stem cell therapy.

The Advisor will not be entitled to receive any compensation, commissions or benefits other than those expressly provided in this Agreement.

2.   Scope of Duties.

(a)   The Advisor certifies that there are   no outstanding agreements or obligations that conflict with any of the provisions of this Agreement, or that would preclude or in any way compromise the Advisor in compliance with the provisions hereof.

(b)   The Advisor agrees to actively participate in the Company's Medical and Scientific Advisory Board and to review patient's medical chart and records as provided by the Company and to provide the Company a written report detailing recommendations for the appropriate course of stem cell therapy treatment.

(c)   The Advisor agrees to participate in conference calls and meetings with the SCTI Corporate Officers and other members of the Company's Medical and Scientific Advisory Board when his/her schedule allows, to discuss the latest technology in stem cell treatments and shall contribute with his/her recommendations on future progress and corporate direction.

(d)   The Advisor will be required to interact with both treating Physicians, current and potential patients to determine the scope of treatments, documentation policies, proof of efficacy issues, as well as develop strategic alliances with other organizations and individuals outside of the Company for the advancement of our knowledge and expertise in the treatment of patients with our various stem cell Products.

(e)   The Advisor's roll will be to make sure that the Company shall maintain its competitive edge both globally and in the United States in the field of stem cell treatments and research.

3.   Compensation.

The Company shall issue ten thousand (10,000) shares of Rule 144 common stock of the Company to the Advisor as compensation for the initial one year term of this agreement, as follows:

(a)   Thirty days after the execution of this agreement, the Company shall issue five thousand (5,000) shares of common stock under rule 144, and

(b)   Six months after the execution of this agreement, the Company shall issue the remaining five thousand (5,000) shares common stock under rule 144.

(c)   Compensation for successive renewal years under the terms of this Agreement shall be issued at thirty days and six months after renewal in two increments of five thousand shares of rule 144 common stock.

4.   Term.

This Agreement will become effective on the date of execution and will continue in full force and effect for a minimum period of one (1) year and thereafter from year to year unless and until terminated by a party in accordance with this Agreement.

5.   Termination.

During the minimum period of one (1) year, either party may immediately terminate this Agreement for cause, upon written notice for any breach of contract, if the other party does not cure a material breach of this Agreement within thirty (30) days of receipt of written notice detailing such breach. After the expiration of one (1) year from the date of execution of this agreement, either party may terminate this Agreement without cause and for convenience with fourteen (14) days prior written notice to the other party. At any time, the parties may mutually agree in writing to terminate this Agreement.

6.   Confidentiality.

The Advisor shall not use or divulge or communicate to any person (other than those whose province it is to know the same or as permitted or contemplated by this Agreement or with the written approval of the other party or as may be required by law):

      (i)   any Confidential Company Information; or

      (ii)   any of the terms of this Agreement

The Advisor shall prevent the unauthorized publication or disclosure of any such information, materials or documents and ensure that any person to whom the information, materials or documents are disclosed is aware that the same is confidential and is covered by a similar duty to maintain confidentiality.

The Advisor shall ensure that any employees, consultants, agents or advisors are aware of and comply with the confidentiality and non-disclosure provisions contained in this Section and shall indemnify the Company against any loss or damage which the Company may sustain or incur as a result of any breach of the terms hereof by the Advisor, or any employees, consultants, agents or advisors.

Confidential Information.

The Advisor shall not directly or indirectly, communicate, disclose or divulge to any person or entity, or use for their own benefit or the benefit of any person or entity, any knowledge or information which the Advisor may have acquired, no matter from whom or on what matter such knowledge or information may have been acquired from the Company.

These provisions shall survive the expiration or termination of this Agreement.

7.   Covenant Not to Compete.

The Advisor, during the Term hereof, and for an additional period of two years thereafter (the "Non-competition Term"), may not:

(a)   Engage or participate in or become employed by, or render advisory or other services to, any business entity that competes with the Company in the Ukraine or the Dominican Republic.

If the foregoing provision is determined to be invalid by reason of the length of any period or the size of the area set forth, such period of time, such area or both will be considered to be reduced to a period of time or area that will cure such invalidity.

(b)   Directly or indirectly solicit or induce any person, corporation, or other entity that is a customer of the Company at the time of the execution of this agreement or that was a customer at any time within the one-year period immediately preceding such termination to become a customer of any other person, corporation, or other entity competing with the Company or its Parent. The Advisor further agrees that he or she will not approach any such person, corporation, or other entity for such purposes.

(c)   Directly or indirectly solicit or induce any person who is an Employee of the Company or its Parent to become employed by any person, firm or corporation competing with the Company or its Parent, or approach any Employee for such purpose.

(d)   Disclose any proprietary or confidential information of the Company or its Parent relating to (i) the customers, clients, employees and accounts of the Company or its Parent, including but not limited to the identity of the Company's or its Parent's customers if such identity is proprietary or confidential; (ii) the Company's or its Parent's business methods, systems, plans, policies, and personnel; or (iii) the technical data, trade secrets, or know-how of the Company or its Parent, including, but not limited to, research, product plans, products, services, markets, software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware, configuration information, marketing, finances or other business information disclosed by the Company or its Parent, either directly or indirectly, whether in writing, orally or by drawings or inspection of parts or equipment.

8.   Arbitration of Disputes.

(a)   The Company and the Advisor agree that any dispute or controversy arising out of or relating to any interpretation, construction, performance or breach of this Agreement, will be settled by arbitration to be held in Philadelphia County, Pennsylvania, in accordance with the rules then in effect of the American Arbitration Association. The arbitrator may grant injunctions or other relief in the dispute or controversy.

(b)   The decision of the arbitrator will be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in any court of competent jurisdiction. The Company and The Advisor will each pay one-half of the cost and expenses of the arbitration and each will separately pay its respective counsel fees and expenses.

The Advisor acknowledges that the services to be rendered by the Advisor are of a special, unique and extraordinary character, and in connection with such services, the Advisor will have access to confidential information vital to the Company's and its Parent's business. By reason of this, the Advisor agrees that if the Advisor violates any of the provisions of this Agreement with respect to non-competition, diversion of the Company's and its Parent's clients or employees, or confidentiality, the Company and the Parent would sustain irreparable harm, and therefore, in addition to any other remedies that the Company and Parent may have under this Agreement, the Company and Parent will be entitled to apply to any court of competent jurisdiction for equitable relief, including specific performance and injunctions restraining the Advisor from committing or continuing any such violation of this Agreement.

(b)   The Advisor further agrees that no bond or other security will be required in obtaining equitable relief and the Advisor hereby consents to the issuance of an injunction and to the ordering of specific performance.

(c)   The Advisor further agrees that he will be required to sign an INFORMATION EVALUATION AND NON-DISCLOSURE AGREEMENT in order to accept the position on the SCTI Medical and Scientific Advisory Board.

9.   Indemnity

The Advisor shall and does hereby agree to defend, indemnify, release, and save harmless the Company, or companies agents, representatives, servants, employees, attorneys, and assigns from and against any and all suits, actions, judgments, damages, costs, expenses, and attorneys= fees incurred in defense of any action or proceeding arising out of the performance of this agreement

10.   Notices.

Any notice, request, demand or other communication required or permitted to be given under this Agreement will be sufficient if in writing and if delivered personally, or sent by certified or registered mail as follows (or to such other addressee or address as will be set forth in a notice given in the same manner):

If to the Advisor:

Dr. Salvador Vargas, MD.
Torres de Agua Caliente
Blvd. Agua Caliente # 4558-401
Fracc. Aviacion
Tijuana, B. C. Mexico

If to the Company:

Calvin C. Cao
CEO/Chairman
Stem Cell Therapy International Inc.
2203 North Lois Avenue, 9th Floor, Suite #901
Tampa, FL 33607

Any such notice will be deemed to be given on the date delivered or mailed in the manner provided above.

11. Waiver of Breach.

The waiver by the Company or by the Advisor of a breach of any provision of this Agreement by the other party will not operate, or be construed, as a waiver of any other breach of such other party.

12. Assignment.

This Agreement will inure to the benefit of, and be binding upon, the Company, its successors and assigns. This Agreement will be binding on the Advisor, the Advisor's heirs, executors or administrators, and legal representatives. However, this Agreement will not be assignable by the Advisor nor may the obligations of the Advisor be delegated, without express written consent of the Company.

13. Entire Agreement.

This Agreement represents the entire understanding of the parties and supersedes all previous agreements, oral or written, between the parties and any modification of the agreement must be in writing and executed by the parties. This is a personal services contract and the Advisor may not assign any rights or delegate any duties of the Advisor under this agreement.

14. Applicable Law.

The parties agree that this Agreement will be construed and enforced pursuant to the laws of the Commonwealth of Pennsylvania.

IN WITNESS WHEREOF, the parties have set their hands as of the day and
year first above written.

Stem Cell Therapy International, Inc.   SCTI Medical and Scientific Board Advisor



By:_____   BY_____

Calvin C. Cao, CEO/Chairman   Dr. Salvador Vargas, MD.

EXHIBIT 10.17

F4 3/31/06



Stem Cell Therapy International, Inc.

MEDICAL AND SCIENTIFIC ADVISORY BOARD
APPOINTMENT AGREEMENT

THIS AGREEMENT is made this ___2nd___ day of _December_, 2005, by and between **Stem Cell Therapy International, Inc.**; a corporation duly incorporated under the laws of Nevada, with its principal office located at 2203 North Lois Ave., 9th Floor, Tampa, Florida 33594, herein ("the Company"), and Dr. Igor Katkov, Ph.D. as a member of the SCTI Medical and Scientific Advisory Board, herein ("the Advisor").

In consideration of the mutual agreements contained in this document, the parties, intending to be legally bound, agree as follows:

1.   Independent Contractor.

The Advisor will be an independent contractor and not an Employee of the Company and will determine will determine the method of operation in the performance of embryonic tissue transplantations and/or any other stem cell therapy.

The Advisor will not be entitled to receive any compensation, commissions or benefits other than those expressly provided in this Agreement.

2.   Scope of Duties. (Advisory Board Supervising Consultant)

(a)   The Advisor certifies that there are no outstanding agreements or obligations that conflict with any of the provisions of this Agreement, or that would preclude or in any way compromise the Advisor in compliance with the provisions hereof.

(b)   The Advisor agrees to actively participate in the Company's Medical and Scientific Advisory Board and to review patient's medical chart and records as provided by the Company and to provide the Company a written report (email response) detailing recommendations for the appropriate course of stem cell therapy treatment.

(c) The Advisor agrees to participate in conference calls and meetings with the SCTI Corporate Officers and other members of the Company's Medical and Scientific Advisory Board when his/her schedule allows, to discuss the latest technology in stem cell treatments and shall contribute with his/her recommendations on future progress and corporate direction.

(d) The Advisor will be required to interact with both treating Physicians, current and potential patients to determine the scope of treatments, documentation policies, proof of efficacy issues, as well as develop strategic alliances with other organizations and individuals outside of the Company for the advancement of our knowledge and expertise in the treatment of patients with our various stem cell Products.

(e) The Advisor will be responsible for writing of grants, RFP's and scientific and medical collaboration with different state and federal agencies for the purpose of obtaining research and development funding for stem cell related projects.

(f) The Adviser will be responsible for the diversification of SCTI's business model by providing his   expertise in the development of new business and technologies in stem cell research, treatment of patients and propose strategic alliances and partnerships with other medical and scientific companies and organizations through out the world.

(g) The Advisor will provide consultative support for SCTI to be able to have the ability to test our biological stem cell solution for Quality Control and Quality Assurances at some lab facility, yet to be named. In addition, the Advisor will use his knowledge in Physics, Biology and Cell Physiology to help develop new techniques in cryopreservation, the ability of cells to be lyophilized into powder, using stem cell in the treatment of cancer patients, study of pre-implantation embryonic stem cells, fetal, cordial, placenta and adult stem cells any other agreed upon area of development.

(h) The Advisor will be available (when his schedule permits) to provide logistical as well medical and scientific support to our Doctors, clinics and hospitals in Tijuana, Mexico.

(i) The Advisor will be responsible for developing and writing scientific papers and abstracts on SCTI stem cell technology and various patient studies for publication in various industry related journals, medical society newsletters and websites.

(j) As the Company moves forward, the Advisor and the Company will discuss additional compensation for the Advisor for his/her roll and contributions in

2

generating additional revenue and funding in the form of research grants, collaborations, new corporate revenue and new business opportunities.

3.   **Compensation.**

The Company shall issue ten thousand (20,000) shares of Rule 144 common stock of the Company to the Advisor as compensation for the initial one year term of this agreement, as follows:

(a)   Thirty days after the execution of this agreement, the Company shall issue five thousand (10,000) shares of common stock under rule 144, and

(b)   Six months after the execution of this agreement, the Company shall issue the remaining five thousand (10,000) shares common stock under rule 144.

(c)   Compensation for successive renewal years under the terms of this Agreement shall be issued at thirty days and six months after renewal in two increments of ten thousand (10,000) shares of rule 144 common stock.

4.   **Term.**

This Agreement will become effective on the date of execution and will continue in full force and effect for a minimum period of one (1) year and thereafter from year to year unless and until terminated by a party in accordance with this Agreement.

5.   **Termination.**

During the minimum period of one (1) year, either party may immediately terminate this Agreement for cause, upon written notice for any breach of contract, if the other party does not cure a material breach of this Agreement within thirty (30) days of receipt of written notice detailing such breach. After the expiration of one (1) year from the date of execution of this agreement, either party may terminate this Agreement without cause and for convenience with fourteen (14) days prior written notice to the other party. At any time, the parties may mutually agree in writing to terminate this Agreement.

6.   **Confidentiality.**

The Advisor shall not use or divulge or communicate to any person (other than those whose province it is to know the same or as permitted or contemplated by this Agreement or with the written approval of the other party or as may be required by law):

(i)   any Confidential Company Information; or

(ii)   any of the terms of this Agreement

The Advisor shall prevent the unauthorized publication or disclosure of any such information, materials or documents and ensure that any person to whom the information, materials or documents are disclosed is aware that the same is confidential and is covered by a similar duty to maintain confidentiality.

The Advisor shall ensure that any employees, consultants, agents or advisors are aware of and comply with the confidentiality and non-disclosure provisions contained in this Section and shall indemnify the Company against any loss or damage which the Company may sustain or incur as a result of any breach of the terms hereof by the Advisor, or any employees, consultants, agents or advisors.

Confidential Information.

The Advisor shall not directly or indirectly, communicate, disclose or divulge to any person or entity, or use for their own benefit or the benefit of any person or entity, any knowledge or information which the Advisor may have acquired, no matter from whom or on what matter such knowledge or information may have been acquired from the Company. These provisions shall survive the expiration or termination of this Agreement.

7.   Covenant Not to Compete.

The Advisor, during the Term hereof, and for an additional period of two years thereafter (the "Non-competition Term"), may not:

(a)   Engage or participate in or become employed by, or render advisory or other services to, any business entity that competes with the Company in the Ukraine or the Dominican Republic.

If the foregoing provision is determined to be invalid by reason of the length of any period or the size of the area set forth, such period of time, such area or both will be considered to be reduced to a period of time or area that will cure such invalidity.

(b)   Directly or indirectly solicit or induce any person, corporation, or other entity that is a customer of the Company at the time of the execution of this agreement or that was a customer at any time within the one-year period immediately preceding such termination to become a customer of any other person, corporation, or other entity competing with the Company or its Parent. The Advisor further agrees that he or she will not approach any such person, corporation, or other entity for such purposes.

(c)   Directly or indirectly solicit or induce any person who is an Employee of the Company or its Parent to become employed by any person, firm or corporation competing with the Company or its Parent, or approach any Employee for such purpose.

(d)   Disclose any proprietary or confidential information of the Company or its Parent relating to (i) the customers, clients, employees and accounts of the Company or its Parent, including but not limited to the identity of the Company's or its Parent's customers if such identity is proprietary or confidential; (ii) the Company's or its Parent's business methods, systems, plans, policies, and personnel; or (iii) the technical data, trade secrets, or know-how of the Company or its Parent, including, but not limited to, research, product plans, products, services, markets, software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware, configuration information, marketing, finances or other business information disclosed by the Company or its Parent, either directly or indirectly, whether in writing, orally or by drawings or inspection of parts or equipment.

8.   **Arbitration of Disputes.**

(a)   The Company and the Advisor agree that any dispute or controversy arising out of or relating to any interpretation, construction, performance or breach of this Agreement, will be settled by arbitration to be held in Philadelphia County, Pennsylvania, in accordance with the rules then in effect of the American Arbitration Association. The arbitrator may grant injunctions or other relief in the dispute or controversy.

(b)   The decision of the arbitrator will be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in any court of competent jurisdiction. The Company and The Advisor will each pay one-half of the cost and expenses of the arbitration and each will separately pay its respective counsel fees and expenses.

The Advisor acknowledges that the services to be rendered by the Advisor are of a special, unique and extraordinary character, and in connection with such services, the Advisor will have access to confidential information vital to the Company's and its Parent's business. By reason of this, the Advisor agrees that if the Advisor violates any of the provisions of this Agreement with respect to non-competition, diversion of the Company's and its Parent's clients or employees, or confidentiality, the Company and the Parent would sustain irreparable harm, and therefore, in addition to any other remedies that the Company and Parent may have under this Agreement, the Company and Parent will be entitled to apply to any court of competent jurisdiction for equitable relief, including specific performance and injunctions restraining the Advisor from committing or continuing any such violation of this Agreement.

(b)   The Advisor further agrees that no bond or other security will be required in obtaining equitable relief and the Advisor hereby consents to the issuance of an injunction and to the ordering of specific performance.

(c)   The Advisor further agrees that he will be required to sign an INFORMATION & PRODUCT EVALUATION AND NON-DISCLOSURE AGREEMENT in order to accept the position on the SCTI Medical and Scientific Advisory Board.

9.   Indemnity

The Advisor shall and does hereby agree to defend, indemnify, release, and save harmless the Company, or companies agents, representatives, servants, employees, attorneys, and assigns from and against any and all suits, actions, judgments, damages, costs, expenses, and attorneys fees incurred in defense of any action or proceeding arising out of the performance of this agreement

10.   Notices.

Any notice, request, demand or other communication required or permitted to be given under this Agreement will be sufficient if in writing and if delivered personally, or sent by certified or registered mail as follows (or to such other addressee or address as will be set forth in a notice given in the same manner):

If to the Advisor:



Dr. Igor Katkov, Ph.D.

and

If to the Company:

Calvin C. Cao
CEO/Chairman
Stem Cell Therapy International Inc.
2203 North Lois Avenue, 9th Floor, Suite #901
Tampa, FL 33607

Any such notice will be deemed to be given on the date delivered or mailed in the manner provided above.

11.   Waiver of Breach.

The waiver by the Company or by the Advisor of a breach of any provision of this Agreement by the other party will not operate, or be construed, as a waiver of any other breach of such other party.

12.   Assignment.

This Agreement will inure to the benefit of, and be binding upon, the Company, its successors and assigns. This Agreement will be binding on the Advisor, the Advisor's heirs, executors or administrators, and legal representatives. However, this Agreement will not be assignable by the Advisor nor may the obligations of the Advisor be delegated, without express written consent of the Company.

13.   Entire Agreement.

This Agreement represents the entire understanding of the parties and supersedes all previous agreements, oral or written, between the parties and any modification of the agreement must be in writing and executed by the parties. This is a personal services contract and the Advisor may not assign any rights or delegate any duties of the Advisor under this agreement.

14.   Applicable Law.

The parties agree that this Agreement will be construed and enforced pursuant to the laws of the Commonwealth of Pennsylvania.

IN WITNESS WHEREOF, the parties have set their hands as of the day and year first above written.

Stem Cell Therapy International, Inc.   SCTI Medical and Scientific Board Advisor



By:_____   BY:_____
Calvin C. Cao, CEO/Chairman   Dr. Igor Katkov, Ph.D.

EXHIBIT 10.18



Stem Cell Therapy International, Inc.

SCTI MEDICAL AND SCIENTIFIC ADVISORY BOARD AGREEMENT

THIS AGREEMENT is made this 2nd day of December, 2005, by and between **Stem Cell Therapy International, Inc.**; a corporation duly incorporated under the laws of Nevada, with its principal office located at 2203 North Lois Ave., 9th Floor, Tampa, Florida 33594 ("the Company"), and **Dr. Nikita Tregubov, MD.** as a member of the SCTI Medical and Scientific Advisory Board, herein ("the Advisor").

In consideration of the mutual agreements contained in this document, the parties, intending to be legally bound, agree as follows:

1.   Independent Contractor.

The Advisor will be an independent contractor and not an Employee of the Company and will determine will determine the method of operation in the performance of allo (human) stem cell biological solution and tissue transplantations and/or any other stem cell transplantation therapy.

The Advisor will not be entitled to receive any compensation, commissions or benefits other than those expressly provided in this Agreement.

2.   Scope of Duties.

(a)   The Advisor certifies that there are no outstanding agreements or obligations that conflict with any of the provisions of this Agreement, or that would preclude or in any way compromise the Advisor in compliance with the provisions hereof.

(b)   The Advisor agrees to actively participate in the Company's Medical and Scientific Advisory Board and to review patient's medical chart and records as provided by the Company and to provide the Company a written report detailing recommendations for the appropriate course of stem cell therapy treatment.

(c)   The Advisor agrees to participate in conference calls and meetings with the SCTI Corporate Officers and other members of the Company's Medical and Scientific Advisory Board when his/her schedule allows, to discuss the latest technology in stem cell treatments and shall contribute with his/her recommendations on future progress and corporate direction.

(d)   The Advisor will be required to interact with both treating Physicians, current and potential patients to determine the scope of treatments, documentation policies, proof of efficacy issues, as well as develop strategic alliances with other organizations and individuals outside of the Company for the advancement of our knowledge and expertise in the treatment of patients with our various stem cell Products.

(e)   The Advisor's roll will be to make sure that the Company shall maintain its competitive edge both globally and in the United States in the field of stem cell treatments and research.

(f)   The Advisor will also be responsible for consulting with the medical clinic in Kiev, assist in proof reading and writing abstracts and articles on our patients, help establish clinics in the UK, Germany, Switzerland and Dubai in 2006.

(g)   The Advisor will be available via cell phone to consult with potential patients, other Board Advisors and treating physicians.

3.   Compensation.

The Company shall issue ten thousand (10,000) shares of Rule 144 common stock of the Company to the Advisor as compensation for the initial one year term of this agreement, as follows:

(a)   Thirty days after the execution of this agreement, the Company shall issue five thousand (5,000) shares of common stock under rule 144, and

(b)   Six months after the execution of this agreement, the Company shall issue the remaining five thousand (5,000) shares common stock under rule 144.

(c)   Compensation for successive renewal years under the terms of this Agreement shall be issued at thirty days and six months after renewal in two increments of five thousand shares of rule 144 common stock.

4.   Term.

This Agreement will become effective on the date of execution and will continue in full force and effect for a minimum period of one (1) year and thereafter from year to year unless and until terminated by a party in accordance with this Agreement.

5.   **Termination.**

During the minimum period of one (1) year, either party may immediately terminate this Agreement for cause, upon written notice for any breach of contract, if the other party does not cure a material breach of this Agreement within thirty (30) days of receipt of written notice detailing such breach. After the expiration of one (1) year from the date of execution of this agreement, either party may terminate this Agreement without cause and for convenience with fourteen (14) days prior written notice to the other party. At any time, the parties may mutually agree in writing to terminate this Agreement.

6.   **Confidentiality.**

The Advisor shall not use or divulge or communicate to any person (other than those whose province it is to know the same or as permitted or contemplated by this Agreement or with the written approval of the other party or as may be required by law):

         (i)   any Confidential Company Information; or

         (ii)   any of the terms of this Agreement

The Advisor shall prevent the unauthorized publication or disclosure of any such information, materials or documents and ensure that any person to whom the information, materials or documents are disclosed is aware that the same is confidential and is covered by a similar duty to maintain confidentiality.

The Advisor shall ensure that any employees, consultants, agents or advisors are aware of and comply with the confidentiality and non-disclosure provisions contained in this Section and shall indemnify the Company against any loss or damage which the Company may sustain or incur as a result of any breach of the terms hereof by the Advisor, or any employees, consultants, agents or advisors.

Confidential Information.

The Advisor shall not directly or indirectly, communicate, disclose or divulge to any person or entity, or use for their own benefit or the benefit of any person or entity, any knowledge or information which the Advisor may have acquired, no matter from whom or on what matter such knowledge or information may have been acquired from the Company.

These provisions shall survive the expiration or termination of this Agreement.

7.   Covenant Not to Compete.

The Advisor, during the Term hereof, and for an additional period of two years thereafter (the ``Non-competition Term''), may not:

(a)   Engage or participate in or become employed by, or render advisory or other services to, any business entity that competes with the Company in the Ukraine or the Dominican Republic.

If the foregoing provision is determined to be invalid by reason of the length of any period or the size of the area set forth, such period of time, such area or both will be considered to be reduced to a period of time or area that will cure such invalidity.

(b)   Directly or indirectly solicit or induce any person, corporation, or other entity that is a customer of the Company at the time of the execution of this agreement or that was a customer at any time within the one-year period immediately preceding such termination to become a customer of any other person, corporation, or other entity competing with the Company or its Parent. The Advisor further agrees that he or she will not approach any such person, corporation, or other entity for such purposes.

(c)   Directly or indirectly solicit or induce any person who is an Employee of the Company or its Parent to become employed by any person, firm or corporation competing with the Company or its Parent, or approach any Employee for such purpose.

(d)   Disclose any proprietary or confidential information of the Company or its Parent relating to (i) the customers, clients, employees and accounts of the Company or its Parent, including but not limited to the identity of the Company's or its Parent's customers if such identity is proprietary or confidential; (ii) the Company's or its Parent's business methods, systems, plans, policies, and personnel; or (iii) the technical data, trade secrets, or know-how of the Company or its Parent, including, but not limited to, research, product plans, products, services, markets, software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware, configuration information, marketing, finances or other business information disclosed by the Company or its Parent, either directly or indirectly, whether in writing, orally or by drawings or inspection of parts or equipment.

8.   Arbitration of Disputes.

(a)   The Company and the Advisor agree that any dispute or controversy arising out of or relating to any interpretation, construction, performance or breach of this Agreement, will be settled by arbitration to be held in Philadelphia County, Pennsylvania, in accordance with the rules then in effect of the American Arbitration Association. The arbitrator may grant injunctions or other relief in the dispute or controversy.

(b)   The decision of the arbitrator will be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in any court of competent jurisdiction. The Company and The Advisor will each pay one-half of the cost and expenses of the arbitration and each will separately pay its respective counsel fees and expenses.

The Advisor acknowledges that the services to be rendered by the Advisor are of a special, unique and extraordinary character, and in connection with such services, the Advisor will have access to confidential information vital to the Company's and its Parent's business. By reason of this, the Advisor agrees that if the Advisor violates any of the provisions of this Agreement with respect to non-competition, diversion of the Company's and its Parent's clients or employees, or confidentiality, the Company and the Parent would sustain irreparable harm, and therefore, in addition to any other remedies that the Company and Parent may have under this Agreement, the Company and Parent will be entitled to apply to any court of competent jurisdiction for equitable relief, including specific performance and injunctions restraining the Advisor from committing or continuing any such violation of this Agreement.

(b)   The Advisor further agrees that no bond or other security will be required in obtaining equitable relief and the Advisor hereby consents to the issuance of an injunction and to the ordering of specific performance.

(c)   The Advisor further agrees that he will be required to sign an INFORMATION EVALUATION AND NON-DISCLOSURE AGREEMENT in order to accept the position on the SCTI Medical and Scientific Advisory Board.

9.   Indemnity

The Advisor shall and does hereby agree to defend, indemnify, release, and save harmless the Company, or companies agents, representatives, servants, employees, attorneys, and assigns from and against any and all suits, actions, judgments, damages, costs, expenses, and attorneys= fees incurred in defense of any action or proceeding arising out of the performance of this agreement

10.   Notices.

Any notice, request, demand or other communication required or permitted to be given under this Agreement will be sufficient if in writing and if delivered personally, or sent by certified or registered mail as follows (or to such other addressee or address as will be set forth in a notice given in the same manner):

If to the Advisor:

Dr. Nikita Tregubov, MD.

If to the Company:

Calvin C. Cao
CEO/Chairman
Stem Cell Therapy International Inc.
2203 North Lois Avenue, 9th Floor, Suite #901
Tampa, FL 33607

Any such notice will be deemed to be given on the date delivered or mailed in the manner provided above.

11.   Waiver of Breach.

The waiver by the Company or by the Advisor of a breach of any provision of this Agreement by the other party will not operate, or be construed, as a waiver of any other breach of such other party.

12.   Assignment.

This Agreement will inure to the benefit of, and be binding upon, the Company, its successors and assigns. This Agreement will be binding on the Advisor, the Advisor's heirs, executors or administrators, and legal representatives. However, this Agreement will not be assignable by the Advisor nor may the obligations of the Advisor be delegated, without express written consent of the Company.

13.   Entire Agreement.

This Agreement represents the entire understanding of the parties and supersedes all previous agreements, oral or written, between the parties and any modification of the agreement must be in writing and executed by the parties. This is a personal services contract and the Advisor may not assign any rights or delegate any duties of the Advisor under this agreement.

14.   Applicable Law.

The parties agree that this Agreement will be construed and enforced pursuant to the laws of the Commonwealth of Pennsylvania.

       IN WITNESS WHEREOF, the parties have set their hands as of the day and year first above written.

Stem Cell Therapy International, Inc.   **SCTI Medical and Scientific Board Advisor**

By:_____   BY: _____
Calvin C. Cao, CEO/Chairman   Dr. Nikita Tregubov, MD.

EXHIBIT 10.19



Stem Cell Therapy International, Inc.

BUSINESS ADVISORY BOARD AGREEMENT

THIS AGREEMENT is made this 5TH day of December, 2005, by and between **Stem Cell Therapy International, Inc.**; a corporation duly incorporated under the laws of Nevada, with its principal office located at 2203 North Lois Ave., 9th Floor, Tampa, Florida 33594 ("the Company"), and Fred J. Villella as a member of the SCTI Business and Governmental Affairs Business Advisory Board, herein ("the Business Advisor").

In consideration of the mutual agreements contained in this document, the parties, intending to be legally bound, agree as follows:

1. Independent Contractor.

The Business Advisor will be an independent contractor and not an Employee of the Company.

The Business Advisor will not be entitled to receive any compensation, commissions or benefits other than those expressly provided in this Agreement.

2. Scope of Duties.

WHEREAS, The Business Advisor certifies that there are no outstanding agreements or obligations that conflict with any of the provisions of this Agreement, or that would preclude or in any way compromise the Business Advisor in compliance with the provisions hereof.

WHEREAS, The Company has engaged the Business Advisor to act as a business consultant and advisor in connection with the Company's business matters;

WHEREAS, The Business Advisor has experience in providing business consulting and advisory services to corporations, governmental agencies, partnerships and other business organizations;

NOW THEREFORE, in consideration of, and for the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

(1) PURPOSE. The company hereby engages the Business Advisor on a non-exclusive basis for the term specified in this Agreement to render business consulting and advisory services upon the terms and conditions set forth herein.

(2) REPRESENTATIONS OF THE BUSINESS ADVISOR AND THE COMPANY. The Business Advisor represents and warrants to the Company that it is free to enter into this Agreement and the business consulting and advisory service to be provided pursuant to this Agreement are not in conflict with any other contractual or other obligation to which the Business Advisor is bound. The Company acknowledges that the Business Advisor is in the business of providing business consulting and advisory services to others and that nothing herein contained shall be construed to limit or restrict the Business Advisor in conducting such business with respect to others, or rendering such services to others.

(3) DUTIES OF THE BUSINESS ADVISOR. During the term of this Agreement, the Business Advisor will provide the Company with business consulting and advisory services as specified below at the request of the Company from time to time, provided that the Business Advisor shall not be required to undertake duties not reasonably within the scope of the services in which the Business Advisor is engaged generally. In performance of these duties, the Business Advisor shall provide the Company with the benefits of its best judgment and efforts. It is understood and acknowledged by the parties that the amount of time spent rendering such business consulting and advisory services shall be determined according to the Business Advisor's and the Company's mutually convenient schedule.

The Business Advisor's business consulting and advisory services shall include but are not limited to:

a) Corporate structuring; set up and administer the California Office for SCTI.

b) Interface with Federal and State governmental agencies to provide access to, and help produce to documentation to obtain research grants, secure funding sources, participate in patent filings, obtain special permits and address any licensing issues.

c) Provide business liaison with Burnham Institute and affiliated clinic and Physicians in the US and Mexico; and

d) Provide general business planning, security, development and operations;   and

e) Assist with mergers and acquisitions, and other business combinations; and

f) The Business Advisor will be responsible to do the following as well:

(4)   The Business Advisor agrees to participate in conference calls and meetings with the SCTI Corporate Officers and members of the Company's Medical and Scientific Business Advisory Board when his/her schedule allows, to discuss the latest technology in stem cell treatments and shall contribute with his/her recommendations on future progress and corporate operations and direction.

(5)   The Business Advisor will be required to interact with SCTI treating Physicians, Medical and Scientific Advisory Board Members, Corporate Offers and to develop strategic alliances with other corporations, governmental agencies, research organizations, universities and individuals outside of the Company for the advancement of our knowledge and expertise in the treatment of patients with our various stem cell Products.

(6)   The Business Advisor's roll will be to make sure that the Company will maintain its competitive edge both globally and in the United States in the field of stem cell treatments, research and the development of new technologies and vertical markets.

(7)   The Business Advisor will assist in the Development of policies and Chair the SCTI Bio-Ethics Committee.

3.   Compensation.

The Company shall issue ten thousand (10,000) shares of Rule 144 common stock of the Company to the Business Advisor as compensation for the initial one year term of this agreement, as follows:

(a)   Thirty days after the execution of this agreement, the Company shall issue five thousand (5,000) shares of common stock under rule 144, and

(b)   Six months after the execution of this agreement, the Company shall issue the remaining five thousand (5,000) shares common stock under rule 144.

(c)   Compensation for successive renewal years under the terms of this Agreement shall be issued at thirty days and six months after renewal in two increments of five thousand shares of rule 144 common stock.

4.   Term.

This Agreement will become effective on the date of execution and will continue in full force and effect for a minimum period of one (1) year and thereafter from year to year unless and until terminated by a party in accordance with this Agreement.

5.   Termination.

During the minimum period of one (1) year, either party may immediately terminate this Agreement for cause, upon written notice for any breach of contract, if the other party does not cure a material breach of this Agreement within thirty (30) days of receipt of written notice detailing such breach. After the expiration of one (1) year from the date of execution of this agreement, either party may terminate this Agreement without cause and for convenience with fourteen (14) days prior written notice to the other party. At any time, the parties may mutually agree in writing to terminate this Agreement.

6.   Confidentiality.

The Business Advisor shall not use or divulge or communicate to any person (other than those whose province it is to know the same or as permitted or contemplated by this Agreement or with the written approval of the other party or as may be required by law):

        (i)   any Confidential Company Information; or

        (ii)   any of the terms of this Agreement

The Business Advisor shall prevent the unauthorized publication or disclosure of any such information, materials or documents and ensure that any person to whom the information, materials or documents are disclosed is aware that the same is confidential and is covered by a similar duty to maintain confidentiality.

The Business Advisor shall ensure that any employees, consultants, agents or Business Advisors are aware of and comply with the confidentiality and non-disclosure provisions contained in this Section and shall indemnify the Company against any loss or damage which the Company may sustain or incur as a result of any breach of the terms hereof by the Business Advisor, or any employees, consultants, agents or Business Advisors.

Confidential Information.

The Business Advisor shall not directly or indirectly, communicate, disclose or divulge to any person or entity, or use for their own benefit or the benefit of any person or entity, any knowledge or information which the Business Advisor may have acquired, no matter from whom or on what matter such knowledge or information may have been acquired from the Company.

These provisions shall survive the expiration or termination of this Agreement.

7.   Covenant Not to Compete.

The Business Advisor, during the Term hereof, and for an additional period of two years thereafter (the "Non-competition Term"), may not:

(a)   Engage or participate in or become employed by, or render Business Advisory or other services to, any business entity that competes with the Company in the Ukraine or the Dominican Republic.

If the foregoing provision is determined to be invalid by reason of the length of any period or the size of the area set forth, such period of time, such area or both will be considered to be reduced to a period of time or area that will cure such invalidity.

(b)   Directly or indirectly solicit or induce any person, corporation, or other entity that is a customer of the Company at the time of the execution of this agreement or that was a customer at any time within the one-year period immediately preceding such termination to become a customer of any other person, corporation, or other entity competing with the Company or its Parent. The Business Advisor further agrees that he or she will not approach any such person, corporation, or other entity for such purposes.

(c)   Directly or indirectly solicit or induce any person who is an Employee of the Company or its Parent to become employed by any person, firm or corporation competing with the Company or its Parent, or approach any Employee for such purpose.

(d)   Disclose any proprietary or confidential information of the Company or its Parent relating to (i) the customers, clients, employees and accounts of the Company or its Parent, including but not limited to the identity of the Company's or its Parent's customers if such identity is proprietary or confidential; (ii) the Company's or its Parent's business methods, systems, plans, policies, and personnel; or (iii) the technical data, trade secrets, or know-how of the Company or its Parent, including, but not limited to, research, product plans, products, services, markets, software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware, configuration information, marketing, finances or other business information disclosed by the Company or its Parent, either directly or indirectly, whether in writing, orally or by drawings or inspection of parts or equipment.

8.   Arbitration of Disputes.

(a)   The Company and the Business Advisor agree that any dispute or controversy arising out of or relating to any interpretation, construction, performance or breach of this Agreement, will be settled by arbitration to be held in Philadelphia County, Pennsylvania, in accordance with the rules then in effect of the American Arbitration Association. The arbitrator may grant injunctions or other relief in the dispute or controversy.

(b)   The decision of the arbitrator will be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in any court of competent jurisdiction. The Company and The Business Advisor will each pay one-half of the cost and expenses of the arbitration and each will separately pay its respective counsel fees and expenses.

The Business Advisor acknowledges that the services to be rendered by the Business Advisor are of a special, unique and extraordinary character, and in connection with such services, the Business Advisor will have access to confidential information vital to the Company's and its Parent's business. By reason of this, the Business Advisor agrees that if the Business Advisor violates any of the provisions of this Agreement with respect to non-competition, diversion of the Company's and its Parent's clients or employees, or confidentiality, the Company and the Parent would sustain irreparable harm, and therefore, in addition to any other remedies that the Company and Parent may have under this Agreement, the Company and Parent will be entitled to apply to any court of competent jurisdiction for equitable relief, including specific performance and injunctions restraining the Business Advisor from committing or continuing any such violation of this Agreement.

(b)   The Business Advisor further agrees that no bond or other security will be required in obtaining equitable relief and the Business Advisor hereby consents to the issuance of an injunction and to the ordering of specific performance.

(c)   The Business Advisor further agrees that he will be required to sign an INFORMATION & PRODUCT EVALUATION AND NON-DISCLOSURE AGREEMENT in order to accept the position on the SCTI Business Advisory Board.

9.   Indemnity

The Business Advisor shall and does hereby agree to defend, indemnify, release, and save harmless the Company, or companies agents, representatives, servants, employees, attorneys, and assigns from and against any and all suits, actions, judgments, damages, costs, expenses, and attorneys fees incurred in defense of any action or proceeding arising out of the performance of this agreement

10.   Notices.

Any notice, request, demand or other communication required or permitted to be given under this Agreement will be sufficient if in writing and if delivered personally, or sent by certified or registered mail as follows (or to such other addressee or address as will be set forth in a notice given in the same manner):

If to the Business Advisor:

Fred J. Villella

_____

and

_____

If to the Company:

Calvin C. Cao
CEO/Chairman
Stem Cell Therapy International Inc.
2203 North Lois Avenue, 9th Floor, Suite #901
Tampa, FL 33607

Any such notice will be deemed to be given on the date delivered or mailed in the manner provided above.

11.   Waiver of Breach.

The waiver by the Company or by the Business Advisor of a breach of any provision of this Agreement by the other party will not operate, or be construed, as a waiver of any other breach of such other party.

12.   Assignment.

This Agreement will inure to the benefit of, and be binding upon, the Company, its successors and assigns. This Agreement will be binding on the Business Advisor, the Business Advisor's heirs, executors or administrators, and legal representatives. However, this Agreement will not be assignable by the Business Advisor nor may the obligations of the Business Advisor be delegated, without express written consent of the Company.

13.   Entire Agreement.

This Agreement represents the entire understanding of the parties and supersedes all previous agreements, oral or written, between the parties and any modification of the agreement must be in writing and executed by the parties. This is a personal services contract and the Business Advisor may not assign any rights or delegate any duties of the Business Advisor under this agreement.

14.   Applicable Law.

The parties agree that this Agreement will be construed and enforced pursuant to the laws of the Commonwealth of Pennsylvania.

IN WITNESS WHEREOF, the parties have set their hands as of the day and year first above written.

Stem Cell Therapy International, Inc.   SCTI Business and Governmental Affairs
                                               Business Advisor

By:_____   BY: _____
Calvin C. Cao, CEO/Chairman   Fred J, Villella

EXHIBIT 10.20



Stem Cell Therapy International, Inc.

BUSINESS DEVELOPMENT ADVISORY AGREEMENT

THIS AGREEMENT is made this 1ˢᵗ day of January, 2006, by and between **Stem Cell Therapy International, Inc.**; a corporation duly incorporated under the laws of Nevada, with its principal office located at 2203 North Lois Ave., 9th Floor, Tampa, Florida 33594 ("the Company"), and Alexander Kulik as a member of the SCTI Business Development Advisor, herein ("the Business Advisor").

In consideration of the mutual agreements contained in this document, the parties, intending to be legally bound, agree as follows:

1.   Independent Contractor.

The Business Advisor will be an independent contractor and not an Employee of the Company.

The Business Advisor will not be entitled to receive any compensation, commissions or benefits other than those expressly provided in this Agreement.

2.   Scope of Duties.

WHEREAS, The Business Advisor certifies that there are   no outstanding agreements or obligations that conflict with any of the provisions of this Agreement, or that would preclude or in any way compromise the Business Advisor in compliance with the provisions hereof.

WHEREAS, The Company has engaged the Business Advisor to act as a business consultant and advisor in connection with the Company's business matters;

WHEREAS, The Business Advisor has experience in providing business consulting and advisory services to corporations, governmental agencies, partnerships and other business organizations;

NOW THEREFORE, in consideration of, and for the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

(1) PURPOSE. The company hereby engages the Business Advisor on a non-exclusive basis for the term specified in this Agreement to render business consulting and advisory services upon the terms and conditions set forth herein.

(2) REPRESENTATIONS OF THE BUSINESS ADVISOR AND THE COMPANY. The Business Advisor represents and warrants to the Company that it is free to enter into this Agreement and the business consulting and advisory service to be provided pursuant to this Agreement are not in conflict with any other contractual or other obligation to which the Business Advisor is bound. The Company acknowledges that the Business Advisor is in the business of providing business consulting and advisory services to others and that nothing herein contained shall be construed to limit or restrict the Business Advisor in conducting such business with respect to others, or rendering such services to others.

(3) DUTIES OF THE BUSINESS ADVISOR. During the term of this Agreement, the Business Advisor will provide the Company with business consulting and advisory services as specified below at the request of the Company from time to time, provided that the Business Advisor shall not be required to undertake duties not reasonably within the scope of the services in which the Business Advisor is engaged generally. In performance of these duties, the Business Advisor shall provide the Company with the benefits of its best judgment and efforts. It is understood and acknowledged by the parties that the amount of time spent rendering such business consulting and advisory services shall be determined according to the Business Advisor's and the Company's mutually convenient schedule.

The Business Advisor's business consulting and advisory services shall include but are not limited to:

a) Corporate structuring; set up and administer the UK office of the Company.

b) Interface with Governmental agencies to provide access to, and help produce to documentation to obtain research grants, secure funding sources, participate in patent filings, obtain special permits and address any licensing issues.

c) Provide business liaison with London Stock Exchange and AIM market as well as develop affiliated clinic's and treating physicians in the target countries such as Switzerland, Germany, China, Russia, Netherlands, Dubai, Bahrain, and any other countries the Advisor deems advantageous to the Company; and

d) Provide general business planning, security, development and operations; and

e) Assist with mergers and acquisitions, and other business combinations; and

f) The Business Advisor will be responsible to do the following as well:

(4)   The Business Advisor agrees to participate in conference calls and meetings with the SCTI Corporate Officers and members of the Company's Medical and Scientific Business Advisory Board when his/her schedule allows, to discuss the latest technology in stem cell treatments and shall contribute with his/her recommendations on future progress and corporate operations and direction.

(5)   The Business Advisor will be required to interact with SCTI treating Physicians, Medical and Scientific Advisory Board Members, Corporate Offers and to develop strategic alliances with other corporations, governmental agencies, research organizations, universities and individuals outside of the Company for the advancement of our knowledge and expertise in the treatment of patients with our various stem cell Products.

(6)   The Business Advisor's roll will be to make sure that the Company will maintain its competitive edge both globally and in the United States in the field of stem cell treatments, research and the development of new technologies and vertical markets.

(7)   The Business Advisor will assist in the Development of policies and Chair the SCTI Bio-Ethics Committee.

3.   Compensation.

The Company shall issue ten thousand (10,000) shares of Rule 144 common stock of the Company to the Business Advisor as compensation for the initial one year term of this agreement, as follows:

(a)   Thirty days after the execution of this agreement, the Company shall issue five thousand (5,000) shares of common stock under rule 144, and

(b)   Six months after the execution of this agreement, the Company shall issue the remaining five thousand (5,000) shares common stock under rule 144.

(c)   Compensation for successive renewal years under the terms of this Agreement shall be issued at thirty days and six months after renewal in two increments of five thousand shares of rule 144 common stock.

4.   Term.

This Agreement will become effective on the date of execution and will continue in full force and effect for a minimum period of one (1) year and thereafter from year to year unless and until terminated by a party in accordance with this Agreement.

5.   Termination.

During the minimum period of one (1) year, either party may immediately terminate this Agreement for cause, upon written notice for any breach of contract, if the other party does not cure a material breach of this Agreement within thirty (30) days of receipt of written notice detailing such breach.

After the expiration of one (1) year from the date of execution of this agreement, either party may terminate this Agreement without cause and for convenience with fourteen (14) days prior written notice to the other party. At any time, the parties may mutually agree in writing to terminate this Agreement.

6.   Confidentiality.

The Business Advisor shall not use or divulge or communicate to any person (other than those whose province it is to know the same or as permitted or contemplated by this Agreement or with the written approval of the other party or as may be required by law):

(i)   any Confidential Company Information; or

(ii)   any of the terms of this Agreement

The Business Advisor shall prevent the unauthorized publication or disclosure of any such information, materials or documents and ensure that any person to whom the information, materials or documents are disclosed is aware that the same is confidential and is covered by a similar duty to maintain confidentiality.

The Business Advisor shall ensure that any employees, consultants, agents or Business Advisors are aware of and comply with the confidentiality and non-disclosure provisions contained in this Section and shall indemnify the Company against any loss or damage which the Company may sustain or incur as a result of any breach of the terms hereof by the Business Advisor, or any employees, consultants, agents or Business Advisors.

Confidential Information.

The Business Advisor shall not directly or indirectly, communicate, disclose or divulge to any person or entity, or use for their own benefit or the benefit of any person or entity, any knowledge or information which the Business Advisor may have acquired, no matter from whom or on what matter such knowledge or information may have been acquired from the Company.

These provisions shall survive the expiration or termination of this Agreement.

7.   Covenant Not to Compete.

The Business Advisor, during the Term hereof, and for an additional period of two years thereafter (the ``Non-competition Term''), may not:

(a)   Engage or participate in or become employed by, or render Business Advisory or other services to, any business entity that competes with the Company in the Ukraine or the Dominican Republic.

If the foregoing provision is determined to be invalid by reason of the length of any period or the size of the area set forth, such period of time, such area or both will be considered to be reduced to a period of time or area that will cure such invalidity.

(b)   Directly or indirectly solicit or induce any person, corporation, or other entity that is a customer of the Company at the time of the execution of this agreement or that was a customer at any time within the one-year period immediately preceding such termination to become a customer of any other person, corporation, or other entity competing with the Company or its Parent. The Business Advisor further agrees that he or she will not approach any such person, corporation, or other entity for such purposes.

(c)   Directly or indirectly solicit or induce any person who is an Employee of the Company or its Parent to become employed by any person, firm or corporation competing with the Company or its Parent, or approach any Employee for such purpose.

(d)   Disclose any proprietary or confidential information of the Company or its Parent relating to (i) the customers, clients, employees and accounts of the Company or its Parent, including but not limited to the identity of the Company's or its Parent's customers if such identity is proprietary or confidential; (ii) the Company's or its Parent's business methods, systems, plans, policies, and personnel; or (iii) the technical data, trade secrets, or know-how of the Company or its Parent, including, but not limited to, research, product plans, products, services, markets, software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware, configuration information, marketing, finances or other business information disclosed by the Company or its Parent, either directly or indirectly, whether in writing, orally or by drawings or inspection of parts or equipment.

8.   Arbitration of Disputes.

(a)   The Company and the Business Advisor agree that any dispute or controversy arising out of or relating to any interpretation, construction, performance or breach of this Agreement, will be settled by arbitration to be held in Philadelphia County, Pennsylvania, in accordance with the rules then in effect of the American Arbitration Association. The arbitrator may grant injunctions or other relief in the dispute or controversy.

(b)   The decision of the arbitrator will be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in any court of competent jurisdiction. The Company and The Business Advisor will each pay one-half of the cost and expenses of the arbitration and each will separately pay its respective counsel fees and expenses.

The Business Advisor acknowledges that the services to be rendered by the Business Advisor are of a special, unique and extraordinary character, and in connection with such services, the Business Advisor will have access to confidential information vital to the Company's and its Parent's business. By reason of this, the Business Advisor agrees that if the Business Advisor violates any of the provisions of this Agreement with respect to non-competition, diversion of the Company's and its Parent's clients or employees, or confidentiality, the Company and the Parent would sustain irreparable harm, and therefore, in addition to any other remedies that the Company and Parent may have under this Agreement, the Company and Parent will be entitled to apply to any court of competent jurisdiction for equitable relief, including specific performance and injunctions restraining the Business Advisor from committing or continuing any such violation of this Agreement.

(b)   The Business Advisor further agrees that no bond or other security will be required in obtaining equitable relief and the Business Advisor hereby consents to the issuance of an injunction and to the ordering of specific performance.

(c)   The Business Advisor further agrees that he will be required to sign an INFORMATION & PRODUCT EVALUATION AND NON-DISCLOSURE AGREEMENT in order to accept the position on the SCTI Business Advisory Board.

9.   Indemnity

The Business Advisor shall and does hereby agree to defend, indemnify, release, and save harmless the Company, or companies agents, representatives, servants, employees, attorneys, and assigns from and against any and all suits, actions, judgments, damages, costs, expenses, and attorneys fees incurred in defense of any action or proceeding arising out of the performance of this agreement

10.   Notices.

Any notice, request, demand or other communication required or permitted to be given under this Agreement will be sufficient if in writing and if delivered personally, or sent by certified or registered mail as follows (or to such other addressee or address as will be set forth in a notice given in the same manner):

If to the Business Advisor:

Alexander Kulik

_____

and

_____

If to the Company:

Calvin C. Cao
CEO/Chairman
Stem Cell Therapy International Inc.
2203 North Lois Avenue, 9th Floor, Suite #901
Tampa, FL 33607

       Any such notice will be deemed to be given on the date delivered or mailed in the manner provided above.

11.   Waiver of Breach.

       The waiver by the Company or by the Business Advisor of a breach of any provision of this Agreement by the other party will not operate, or be construed, as a waiver of any other breach of such other party.

12.   Assignment.

       This Agreement will inure to the benefit of, and be binding upon, the Company, its successors and assigns. This Agreement will be binding on the Business Advisor, the Business Advisor's heirs, executors or administrators, and legal representatives. However, this Agreement will not be assignable by the Business Advisor nor may the obligations of the Business Advisor be delegated, without express written consent of the Company.

13.   Entire Agreement.

       This Agreement represents the entire understanding of the parties and supersedes all previous agreements, oral or written, between the parties and any modification of the agreement must be in writing and executed by the parties. This is a personal services contract and the Business Advisor may not assign any rights or delegate any duties of the Business Advisor under this agreement.

14.   Applicable Law.

The parties agree that this Agreement will be construed and enforced pursuant to the laws of the Commonwealth of Pennsylvania.

IN WITNESS WHEREOF, the parties have set their hands as of the day and year first above written.

Stem Cell Therapy International, Inc.   SCTI Business Development Advisor

By:_____   BY: _____
Calvin C. Cao, CEO/Chairman   Alexander Kulik

EXHIBIT 10.21

January 31, 2006

Mr. John P. O'Shea
President and CEO
Westminster Securities Corporation
100 Wall Street
7th Floor
New York, NY 10005

Ref: Termination and Modification of Engagement Letter

Dear Mr. O'Shea:

This Termination and Modification Agreement ("Termination Agreement") modifies, amends and terminates that certain Engagement Letter dated May 4, 2005 ("Engagement Letter") pursuant to which Stem Cell Therapy International Corp. ("SCTI") agreed to engage Westminster Securities Corporation ("Westminster") in connection with certain investment banking and financial advisory services.

Each of SCTI and Westminster acknowledge and agree that they desire to terminate the precise terms of the Engagement Letter, but continue to work towards the mutual benefit of each other in a potential long-term financial relationship. Each of SCTI and Westminster acknowledge and agree that certain of the services and activities referenced in the Engagement Letter have been completed by Westminster and certain of the consideration payable thereunder has been paid.

Upon execution of this Termination Agreement and delivery of the consideration set forth herein, the Engagement Letter be and hereby is terminated in its entirety between SCTI and Westminster other than as specifically set forth herein. Except as otherwise set forth herein, neither SCTI nor Westminster shall have any further obligation one to the other as a consequence of the terms of the Engagement Letter, including without limitation any obligation for a monthly retainer.

In consideration of the termination of the Engagement Letter, SCTI agrees to issue and deliver to Westminster a total of 120,000 shares (the "Shares") of common stock of SCTI. Such Shares shall be issued and delivered to Westminster within ten (10) business days of the date of execution of this Termination Agreement. Westminster acknowledges and agrees that such Shares shall be restricted securities, and that it is acquiring such Shares for its own account (or the account of Westminster's employees who have rendered such services), has no present intention of re-selling or distributing any of such Shares and has no arrangement or understanding with any other persons regarding the sale or distribution of such Shares. Westminster is acquiring the Shares in the ordinary course of its business. Westminster represents and warrants that at the time of acquisition of the Shares provided for herein, it is an "accredited investor" as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act of 1933, as amended ("Securities Act"). Such Shares shall have piggyback registration rights as follows:

If at any time or from time to time SCTI shall, within one year following issuance of each certificate of Shares or common shares in Westminster's possession prior to the date hereof, propose to file on its behalf or on behalf of any of its security holders a registration statement under the Securities Act on Form SB-2, S-1, S-2 or S-3 (or on any other form for the general registration of securities) with respect to any class of securities (other than a Shelf Registration Statement filed pursuant to Section 3 or a Registration Statement on Form S-8), SCTI shall: (1) promptly give written notice to Westminster at least ten days before the anticipated filing date, indicating the proposed offering price and describing the plan of distribution; and (2) include in such registration (and any related qualification under blue sky or other state securities laws or other compliance) all the Shares specified by

Westminster (the "Specified Shares") in a written request (the "Registration Request") made within five days after receipt of such written notice from SCTI. Notwithstanding the foregoing, if the managing underwriter(s) of such offering reasonably advise(s) SCTI in writing that marketing considerations require a limitation on the securities, other than the securities SCTI intends to sell, to be included in any Registration Statement filed hereunder to a certain number of shares (the "Available Securities"), then SCTI shall in such case be obligated to Westminster only with respect to such number of Available Securities. In addition to the foregoing, upon the registration of any Shares or common shares in Westminster's possession, Westminster or any subsequent holder(s) of the Shares may request to have the restrictive legend removed pursuant to Rule 144 or any other applicable exemption from registration under the Securities Act.   In the event of a request for the restrictive legend to be removed from any or all of the Shares, whether pursuant to registration under the Securities Act or an applicable exemption therefrom, SCTI shall take action to allow for such removal within five (5) business days of presentation of appropriate documentation from the holder of such Shares, including that SCTI shall direct its counsel to prepare a legal opinion as may be needed (at no cost to holder) and/or instruct its transfer agent to remove the restriction from its records and present the holder with a new, unlegended certificate.

SCTI acknowledges and agrees that the obligation of SCTI to pay to Westminster a cash fee of Fifty Thousand Dollars ($50,000) required by Section 5 of the Engagement Letter is in force and effect as a result of the introduction of a Public Shell (as defined in the Engagement Letter) by Westminster. Westminster acknowledges and agrees that Ten Thousand Dollars ($10,000) of such fee has been paid. Westminster and SCTI agree that the balance of the fee (a total of Forty Thousand Dollars ($40,000)) shall be paid by SCTI to Westminster in the event SCTI receives aggregate gross proceeds of at least One Million Dollars ($1,000,000) in funding in one or more transactions, notwithstanding the source of such funding.

In the event that Westminster presents to SCTI equity or debt funding which is accepted by SCTI, SCTI agrees to pay to Westminster the Contingent Cash Fee and the Contingent Warrant Fee set forth in Sections 3 and 4 of the Engagement Letter.

Effective upon execution of this Termination Agreement, each of SCTI and Westminster agrees to waive any and all causes of action or claims each may have arising out of or related to the Engagement Letter or any other relationship between the parties other than this Termination Agreement, and to release the other, its affiliates, divisions, predecessors, successors and assigns, and each and all of its present and former agents, officers, directors, attorneys, and employees, from and against any and all claims, agreements, contracts, covenants, representations, obligations, losses, liabilities, demands and causes of action which Assignor may now or hereafter have or claim to have against Assignee arising out of the Engagement Letter or any other relationship between the parties other than this Termination Agreement. This Termination Agreement may not be amended, canceled, revoked or otherwise modified except by written agreement signed by all of the Parties.

This Termination Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective partners, employees, agents, servants, heirs, administrators, executors, successors, representatives and assigns.

This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to its conflict of laws principles or rules. If a dispute or claim shall arise with respect to any of the terms or provisions of this Agreement, or with respect to the performance by any of the parties under this Agreement, then the parties agree to submit the dispute to binding arbitration in a venue located in New York, NY in accordance with the rules of the American Arbitration Association ("AAA"). The prevailing party shall be reimbursed by the nonprevailing party for all reasonable attorney's fees and costs (including all arbitration costs) incurred by the prevailing party in resolving such dispute a

This Termination Agreement together with any of the terms of the Engagement Letter retained by this Termination Agreement sets forth the entire agreement and understanding of the Parties hereto and supersedes any and all prior agreements, arrangements and understandings related to the subject matter hereof. No understanding, promise, inducement, statement of intention, representation, warranty, covenant or condition, written or oral, express or implied, whether by statute or otherwise, has been made by any party hereto which is not embodied in this Termination Agreement and no Party hereto shall be bound by or liable for any alleged understanding, promise, inducement, statement, representation, warranty, covenant or condition not so set forth.

If the foregoing accurately sets forth your understanding in this regard, please date, sign and return the enclosed copy of this Termination Agreement.

This agreement may be executed in counterparts, each of which shall be deemed an original and all of which together will constitute one and the same instrument.

Yours very truly,

STEM CELL THERAPY INTERNATIONAL CORP.

By:_____
Calvin Cao, President

STEM CELL THERAPY INTERNATIONAL INC.

By:_____
Calvin Cao, President

Acknowledged and Accepted this
___ day of January, 2006

WESTMINSTER SECURITIES CORPORATION

By: _____
Charles Carlson, Chief Operations Officer and Secretary

EXHIBIT 10.22

BUSINESS CONSULTING AND SERVICES AGREEMENT

This Business Consulting and Services Agreement (hereinafter AAgreement@) is made and entered into this 20 day of January, 2006, by and between Stem Cell Therapy International, Inc., a Nevada corporation, (hereinafter APrincipal@) and Julio C. Ferreira, d/b/a Sphaera Inte-Par ("Sphaera" or "Consultant").

RECITALS

WHEREAS, Consultant is in the business of providing corporate advisory and business consulting services and desires to provide such services to Principal pursuant to the terms and conditions of this Agreement; and

WHEREAS, Principal desires to engage the services of Consultant to perform such business consulting and advisory services as set forth herein below, is in need of such services, and is able to pay for same, in furtherance of expanding and developing Principals business.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and for other good and valid consideration, the adequacy and receipt of which is hereby acknowledged, the parties agree to be legally bound as follows:

1. Recitals. The recitals set forth above are true and correct, and are incorporated herein by reference.

2. Engagement. Principal hereby engages Consultant to render the consulting and advisory services set forth in Paragraph 3 of this Agreement. Consultant hereby accepts the engagement and agrees to use its best efforts to perform the duties and services on behalf of Principal.

3. Nature of Services and Duties. Consultant shall make itself available to consult with Principal concerning all matters pertaining to the promotion of Principal=s business activities, including, generally, all issues of concern or import in the ongoing growth, development and related business affairs of the Principal as may be brought to the attention of Consultant by Principal. Consultant shall provide in an ongoing manner in the following potential business areas:

   a. Financial and consulting advice with respect to an analysis of the ongoing business of the Principal as well as analyses of business opportunities as may be contemplated by Principal or as may arise in the course of this Agreement;

   b. Advice and assistance to the Principal in any and all marketing and public relations strategies and investor relations activities. Such promotional and public relations activities shall include but shall not be limited to procuring professional services for the development of business plans, publicity campaigns and promotion of the Principal to brokerage houses and investment analysts. Upon the establishment of an eventual public market for Principals stock, Consultant shall advise Principal on the implementation of an ongoing public and investor relations program to increase the public awareness of the Principal, its products and services, and business plans and development. Sphaera agrees to submit Client's website and email campaign pieces to its exclusive database resource of over 3 million qualified customers and or investors. Sphaera's database includes 3,800 influential and wealthy individuals, fund mangers, politicians, brokers, professional athletes, and its exclusive data base of Globo TV subscribers consisting of 3.4 million households.

     c.   Sphaera also agrees to translate Principal's company news from English language to Portuguese; provide text email marketing services; and provide online promotion of Principal's company activities to Sphaera resources. The totality of Sphaera's consulting services program shall include providing to Principal what Sphaera refers to as its "Promotion Solution" program.

4.   <u>Limitation on Consultant=s Services</u>. Consultant is not and does not purport to be a person engaged in the provision of legal services and does not engage in the practice of law. The principals and members of Consultant are not attorneys, and Consultant does not maintain attorneys as staff or employees. In the course of providing the services contemplated herein, Consultant shall not provide to Principal any form of interpretation or advice concerning federal or state securities laws, rules, or regulations. Consultant further agrees that he/it shall not make any offer or sale of Principal's securities to any person or entity.

5.   <u>Compensation</u>. Principal shall pay to Consultant, as sole compensation for all such services provided pursuant to Paragraph 3 herein above, and for other services reasonably related to such matters as authorized by Principal, the compensation as identified below. The parties agree that Consultant shall receive the following compensation:

     a.   Three thousand dollars ($3,000.00) payable upon execution of this Agreement; and

     b.   Twenty thousand (20,000) shares of Principal's restricted common stock within thirty (30) days upon execution of the Agreement.

6.   <u>Representations of Principal</u>.

     a.   Principal agrees to provide Consultant such financial, business and other material and information about Principal, its products, services, contracts, litigation, patents, trademarks and other business matters which Consultant may request and any additional information which Consultant considers to be important material for the completion of this Agreement. Principal acknowledges and agrees that Sphaera/ Julio Ferreira will not make any guarantees as to the results or performance of the clients stock resulting from Consultant's promotion of Principal's business.

b. Principal is a corporation duly organized and existing under the laws of the State of Incorporation and is in good standing with the jurisdiction of its incorporation and in each state where it is required to be qualified to do business.

c. Principal will cooperate in a prompt and professional manner with Consultant, its attorneys, accountants and agents during the performance of the obligations due under this Agreement.

7. Representations by Consultant.

a. Consultant represents, warrants and covenants that Consultant will cooperate in a prompt and professional manner with Principal, its attorneys, accountants and agents in the performance of this Agreement.

b. Sphaera warrants that it will commence online promotion within 10 business days of receiving funds or stock.

8. Costs, Expenses and Assistants of Consultant. Consultant, subject to approval in writing of the Principal, where necessary and reasonable, may seek out and utilize the assistance and services of other persons, companies, or firms to properly perform the duties and obligations required under this Agreement. Consultant shall be solely responsible for all costs and expenses incurred by it in the performance of services under this Agreement, including costs and expenses for any other person or entity it engages to provide assistance to Consultant.

9. Term. This Agreement shall be for a term of six months, commencing upon the date of execution by both parties hereto. This Agreement may be terminated at any time by a mutual written agreement of the parties, and shall automatically terminate upon the dissolution or insolvency of either party hereto.

10. Relationship of Parties. The parties hereby acknowledge the Consultant is an independent contractor of Principal and is not authorized to act on behalf of Principal as its agent, except as may be specifically agreed otherwise. Consultant shall have full control over the manner in which its services are rendered hereunder. Nothing in this Agreement or the course of conduct between the parties shall be deemed to constitute an employment, agency, joint venture, partnership or any other type of relationship between the parties other than the independent contractor status

established hereby. Consultant shall not have the right or power to bind Principal to any contracts or agreements with any third party, nor shall Consultant have the right or power to direct any operations of the Principal not authorized specifically by Principal. The relationship created by this Agreement is that of a contract for services.

11. <u>Waiver, Modification and Cancellation; Writing Required</u>. This Agreement may not be modified, amended or canceled except by a mutual agreement by an instrument in writing duly executed by the parties hereto. No waiver of compliance with any provision or condition hereof and no consent provided for herein shall be effective unless evidenced by an instrument in writing duly executed by the party hereto sought to be charged with such waiver or consent.

12. <u>Severability</u>. The invalidity or unenforceability of any particular provisions hereof shall not effect the remaining portions or provisions of this Agreement, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

13. <u>Attorneys Fees</u>. In the event it becomes necessary for either party herein to seek legal means to interpret or enforce the terms of this Agreement, the non-prevailing party shall be liable to the prevailing party for all reasonable attorney fees, attorney fees on appeal, travel expenses, deposition costs, expert witness expenses and fees, and any other costs of whatever nature and reason necessarily incurred by the prevailing party incident to the prosecution or defense of any action arising from or related to the subject matter of this Agreement, plus costs in all proceedings, trials and appeals.

14. <u>Venue</u>. The parties hereto understand and agree that venue shall be had, and is mandatory, in Pinellas County, Florida, to the exclusion of all other places of venue, for all matters which may arise under this Agreement.

15. <u>Governing Law</u>. This Agreement is governed solely and exclusively by the laws of the State of Florida.

16. <u>Entire Agreement</u>. This Agreement contains the entire understanding between the parties hereto with respect to the matters contemplated hereby, and this Agreement supercedes any and all prior understandings and written and oral agreements between the parties with respect to the subject matter hereof.

17. <u>Binding Effect; Successors and/or Assigns</u>. This Agreement shall be binding upon and shall inure to the benefit of the respective parties hereto and any successors, grantees and/or assigns, whether resulting from a merger, acquisition, recapitalization, asset purchase or otherwise, and the parties= legal representatives and affiliates.

18.   Authority to Enter into Agreement. The individuals executing this Agreement on behalf of Principal and Consultant represent that they are duly authorized by their respective entities to enter into said Agreement, and that their acts are binding upon the entities which they represent.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first set forth above.

STEM CELL THERAPY INTERNATIONAL, INC.

_____
Calvin Cao, Chairman of the Board

SPHAERA INTE-PAR

_____
Julio C. Ferreira
Its: _____

EXHIBIT 10.23



Stem Cell Therapy International, Inc.

SCTI BUSINESS DEVELOPMENT ADVISORY AGREEMENT

THIS AGREEMENT is made this 7th day of February, 2006, by and between **Stem Cell Therapy International, Inc.**; a corporation duly incorporated under the laws of Nevada, with its principal office located at 2203 North Lois Ave., 9th Floor, Tampa, Florida 33594 ("the Company"), and **Gus Yepes** as an SCTI Business Development Advisor for Costa Rica, herein ("the Business Development Advisor").

In consideration of the mutual agreements contained in this document, the parties, intending to be legally bound, agree as follows:

1.   Independent Contractor.

The Business Development Advisor will be an independent contractor and not an Employee of the Company.

The Business Development Advisor will not be entitled to receive any compensation, commissions or benefits other than those expressly provided in this Agreement.

2.   Scope of Duties.

WHEREAS, The Business Development Advisor certifies that there are no outstanding agreements or obligations that conflict with any of the provisions of this Agreement, or that would preclude or in any way compromise the Business Development Advisor in compliance with the provisions hereof.

WHEREAS, The Company has engaged the Business Development Advisor to act as a business consultant and advisor in connection with the Company's business matters in Costa Rica;

WHEREAS, The Business Development Advisor has experience in providing business consulting and advisory services to doctors, clinics, hospitals, other medical facilities, hotels, corporations, governmental agencies, partnerships and other business organizations within Costa Rica;

NOW THEREFORE, in consideration of, and for the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

(1) PURPOSE. The company hereby engages the Business Development Advisor on a non-exclusive basis for the term specified in this Agreement to render business consulting and advisory services upon the terms and conditions set forth herein.

(2) REPRESENTATIONS OF THE BUSINESS DEVELOPMENT ADVISOR AND THE COMPANY. The Business Development Advisor represents and warrants to the Company that it is free to enter into this Agreement and the business consulting and advisory service to be provided pursuant to this Agreement are not in conflict with any other contractual or other obligation to which the Business Development Advisor is bound. The Company acknowledges that the Business Development Advisor is in the business of providing business consulting and advisory services to others and that nothing herein contained shall be construed to limit or restrict the Business Development Advisor in conducting such business with respect to others, or rendering such services to others.

(3) DUTIES OF THE BUSINESS DEVELOPMENT ADVISOR. During the term of this Agreement, the Business Development Advisor will provide the Company with business consulting and advisory services as specified below at the request of the Company from time to time, provided that the Business Development Advisor shall not be required to undertake duties not reasonably within the scope of the services in which the Business Development Advisor is engaged generally. In performance of these duties, the Business Development Advisor shall provide the Company with the benefits of his/her best judgment and efforts. It is understood and acknowledged by the parties that the amount of time spent rendering such business consulting and advisory services shall be determined according to the Business Development Advisor's and the Company's mutually convenient schedule.

The Business Development Advisor's business consulting and advisory services shall include but are not limited to:

    a.)   Structuring; set up office and administration the Costa Rica for SCTI.

b.) Interface with Federal, local and city governmental agencies to provide access to, and help produce documentation to obtain any special permits and address any licensing issues.

c.) Provide as Business liaison between SCTI and affiliated clinics, hospitals other medical facilities and Treating Physicians in Costa Rica; and

d) Provide general business planning, security, development and operations support; and

e) Assist with mergers and acquisitions, and any other agreed upon business ventures; and

f) The Business Development Advisor will be responsible to do the following as well:

(4)   The Business Development Advisor agrees to participate in conference calls and meetings with the SCTI Corporate Officers and members of the Company's Medical and Scientific Business Development Advisory Board when his/her schedule allows, to discuss the latest technology in stem cell treatments, corporate policies and shall contribute with his/her recommendations on future progress and corporate operations and direction.

(5)   The Business Development Advisor will be required to interact with SCTI treating Physicians, Medical and Scientific Advisory Board Members, Corporate Officers and to develop strategic alliances with other corporations, governmental agencies, research organizations, medical facilities, universities and individuals outside of the Company for the advancement of our knowledge and expertise in the treatment of patients with our various stem cell Products.

(6)   The Business Development Advisor's roll will be to make sure that the Company will maintain its competitive edge both globally and in the United States in the field of stem cell treatments, research and the development of new technologies and vertical markets.

3.   Compensation.

The Company shall issue ten thousand (10,000) shares of Rule 144 common stock of the Company to the Business Development Advisor as compensation for the initial one year term of this agreement, as follows:

(a)   Thirty days after the execution of this agreement, the Company shall issue five thousand (5,000) shares of common stock under rule 144, and

(b)   Six months after the execution of this agreement, the Company shall issue the remaining five thousand (5,000) shares common stock under rule 144.

(c)   Compensation for successive renewal years under the terms of this Agreement shall be issued at thirty days and six months after renewal in two increments of five thousand shares of rule 144 common stock.

(d)   The Company will pay the Business Development Advisor a sum of $3,000. UDS per Patient sent to his/her counties affiliated medical facilities for treatment by the Company.

(e)   The company will pay the Business Development Advisor a sum of $5,000. USD per Patient referred to the affiliated medical facilities for treatment by the Business Development Advisor.

(f)   The Business Development Advisor will pay the sum of $700. USD to the treating physician for each SCTI patient treated with our stem cell biological solution.

(g)   The Business Development Advisor will be responsible for arranging pick up and drop off at the airport for each patient as well as the cost of a hotel room with meals (no alcohol) for (5) five days for the patient and one companion.

(h)   If the patient and their party decide to stay longer than the (5) five treatment days, the Business Advisor will have the patient sign a Discharge Agreement where the patient will be responsible for any expenses thereafter themselves, including transportation to the airport.

4.   Term.

This Agreement will become effective on the date of execution and will continue in full force and effect for a minimum period of one (1) year and thereafter from year to year unless and until terminated by a party in accordance with this Agreement.

5.   Termination.

During the minimum period of one (1) year, either party may immediately terminate this Agreement for cause, upon written notice for any breach of contract, if the other party does not cure a material breach of this Agreement within thirty (30) days of receipt of written notice detailing such breach. After the expiration of one (1) year from the date of execution of this agreement, either party may terminate this Agreement without cause and for convenience with fourteen (14) days prior written notice to the other party. At any time, the parties may mutually agree in writing to terminate this Agreement.

6. Confidentiality.

The Business Development Advisor shall not use or divulge or communicate to any person (other than those whose province it is to know the same or as permitted or contemplated by this Agreement or with the written approval of the other party or as may be required by law):

          (i)   any Confidential Company Information; or

          (ii)   any of the terms of this Agreement

The Business Development Advisor shall prevent the unauthorized publication or disclosure of any such information, materials or documents and ensure that any person to whom the information, materials or documents are disclosed is aware that the same is confidential and is covered by a similar duty to maintain confidentiality.

The Business Development Advisor shall ensure that any employees, consultants, agents or Business Development Advisors are aware of and comply with the confidentiality and non-disclosure provisions contained in this Section and shall indemnify the Company against any loss or damage which the Company may sustain or incur as a result of any breach of the terms hereof by the Business Development Advisor, or any employees, consultants, agents or Business Development Advisors.

Confidential Information.

The Business Development Advisor shall not directly or indirectly, communicate, disclose or divulge to any person or entity, or use for their own benefit or the benefit of any person or entity, any knowledge or information which the Business Development Advisor may have acquired, no matter from whom or on what matter such knowledge or information may have been acquired from the Company.These provisions shall survive the expiration or termination of this Agreement.

7. Covenant Not to Compete.

The Business Development Advisor, during the Term hereof, and for an additional period of two years thereafter (the ``Non-competition Term"), may not:

(a)   Engage or participate in or become employed by, or render Business Development Advisory or other services to, any business entity that competes with the Company in the Ukraine or the Dominican Republic.

If the foregoing provision is determined to be invalid by reason of the length of any period or the size of the area set forth, such period of time, such area or both will be considered to be reduced to a period of time or area that will cure such invalidity.

(b)   Directly or indirectly solicit or induce any person, corporation, or other entity that is a customer of the Company at the time of the execution of this agreement or that was a customer at any time within the one-year period immediately preceding such termination to become a customer of any other person, corporation, or other entity competing with the Company or its Parent. The Business Development Advisor further agrees that he or she will not approach any such person, corporation, or other entity for such purposes.

(c)   Directly or indirectly solicit or induce any person who is an Employee of the Company or its Parent to become employed by any person, firm or corporation competing with the Company or its Parent, or approach any Employee for such purpose.

(d)   Disclose any proprietary or confidential information of the Company or its Parent relating to (i) the customers, clients, employees and accounts of the Company or its Parent, including but not limited to the identity of the Company's or its Parent's customers if such identity is proprietary or confidential; (ii) the Company's or its Parent's business methods, systems, plans, policies, and personnel; or (iii) the technical data, trade secrets, or know-how of the Company or its Parent, including, but not limited to, research, product plans, products, services, markets, software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware, configuration information, marketing, finances or other business information disclosed by the Company or its Parent, either directly or indirectly, whether in writing, orally or by drawings or inspection of parts or equipment.

8.   Arbitration of Disputes.

(a)   The Company and the Business Development Advisor agree that any dispute or controversy arising out of or relating to any interpretation, construction, performance or breach of this Agreement, will be settled by arbitration to be held in Philadelphia County, Pennsylvania, in accordance with the rules then in effect of the American Arbitration Association. The arbitrator may grant injunctions or other relief in the dispute or controversy.

(b)   The decision of the arbitrator will be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in any court of competent jurisdiction. The Company and The Business Development Advisor will each pay one-half of the cost and expenses of the arbitration and each will separately pay its respective counsel fees and expenses.

The Business Development Advisor acknowledges that the services to be rendered by the Business Development Advisor are of a special, unique and extraordinary character, and in connection with such services, the Business Development Advisor will have access to confidential information vital to the Company's and its Parent's business. By reason of this, the Business Development Advisor agrees that if the Business Development Advisor violates any of the provisions of this Agreement with respect to non-competition, diversion of the Company's and its Parent's clients or employees, or confidentiality, the Company and the Parent would sustain irreparable harm, and therefore, in addition to any other remedies that the Company and Parent may have under this Agreement, the Company and Parent will be entitled to apply to any court of competent jurisdiction for equitable relief, including specific performance and injunctions restraining the Business Development Advisor from committing or continuing any such violation of this Agreement.

(b)   The Business Development Advisor further agrees that no bond or other security will be required in obtaining equitable relief and the Business Development Advisor hereby consents to the issuance of an injunction and to the ordering of specific performance.

(c)   The Business Development Advisor further agrees that he will be required to sign an INFORMATION & PRODUCT EVALUATION AND NON-DISCLOSURE AGREEMENT in order to accept the position on the SCTI Business Development Advisory Board.

9.   Indemnity

The Business Development Advisor shall and does hereby agree to defend, indemnify, release, and save harmless the Company, or companies agents, representatives, servants, employees, attorneys, and assigns from and against any and all suits, actions, judgments, damages, costs, expenses, and attorneys fees incurred in defense of any action or proceeding arising out of the performance of this agreement

10.   Notices.

Any notice, request, demand or other communication required or permitted to be given under this Agreement will be sufficient if in writing and if delivered personally, or sent by certified or registered mail as follows (or to such other addressee or address as will be set forth in a notice given in the same manner):

If to the Business Development Advisor:

Gus Yepes

_____

and

_____

If to the Company:

Calvin C. Cao
CEO/Chairman
Stem Cell Therapy International Inc.
2203 North Lois Avenue, 9th Floor, Suite #901
Tampa, FL 33607

        Any such notice will be deemed to be given on the date delivered or mailed in the manner provided above.

11.   Waiver of Breach.

        The waiver by the Company or by the Business Development Advisor of a breach of any provision of this Agreement by the other party will not operate, or be construed, as a waiver of any other breach of such other party.

12.   Assignment.

        This Agreement will inure to the benefit of, and be binding upon, the Company, its successors and assigns. This Agreement will be binding on the Business Development Advisor, the Business Development Advisor's heirs, executors or administrators, and legal representatives. However, this Agreement will not be assignable by the Business Development Advisor nor may the obligations of the Business Development Advisor be delegated, without express written consent of the Company.

13.   Entire Agreement.

        This Agreement represents the entire understanding of the parties and supersedes all previous agreements, oral or written, between the parties and any modification of the agreement must be in writing and executed by the parties. This is a personal services contract and the Business Development Advisor may not assign any rights or delegate any duties of the Business Development Advisor under this agreement.

14. **Applicable Law.**

The parties agree that this Agreement will be construed and enforced pursuant to the laws of the Commonwealth of Pennsylvania.

IN WITNESS WHEREOF, the parties have set their hands as of the day and year first above written.

Stem Cell Therapy International, Inc.   SCTI Business Development Advisor,
                                                     Costa Rica

By:_____   BY: _____
Calvin C. Cao, CEO/Chairman   Gus Yepes

EXHIBIT 10.24



Stem Cell Therapy International, Inc.

SCTI MEDICAL AND SCIENTIFIC ADVISORY BOARD AGREEMENT

THIS AGREEMENT is made this 5th day of April 2006, by and between **Stem Cell Therapy International, Inc.**; a corporation duly incorporated under the laws of Nevada, with its principal office located at 2203 North Lois Ave., 9th Floor, Tampa, Florida 33607 ("the Company"), and **Dr. Nicholas Kipshidze, MD**., as a member of the SCTI Medical and Scientific Advisory Board, herein ("the Advisor").

In consideration of the mutual agreements contained in this document, the parties, intending to be legally bound, agree as follows:

1. **Independent Contractor.**

The Advisor will be an independent contractor and not an Employee of the Company and will determine will determine the method of operation in the performance of allo (human) stem cell biological solution and tissue transplantations and/or any other type of required stem cell transplantation therapy.

The Advisor will not be entitled to receive any compensation, commissions or benefits other than those expressly provided in this Agreement.

2. **Scope of Duties.**

(a)   The Advisor certifies that there are no outstanding agreements or obligations that conflict with any of the provisions of this Agreement, or that would preclude or in any way compromise the Advisor in compliance with the provisions hereof.

(b)   The Advisor agrees to actively participate in the Company's Medical and Scientific Advisory Board and to review patient's medical charts and records as provided by the Company and to provide the Company a written report detailing recommendations for the appropriate course of stem cell therapy treatment.

(c)   The Advisor agrees to participate in conference calls and meetings with the SCTI Corporate Officers and other members of the Company's Medical and Scientific Advisory Board when his/her schedule allows, to discuss the latest technology in stem cell treatments and shall contribute with his/her recommendations on future progress and corporate direction.

(d)   The Advisor will be required to interact with both treating Physicians, current and potential patients to determine the scope of treatments, documentation policies, proof of efficacy issues, as well as develop strategic alliances with other organizations and individuals outside of the Company for the advancement of our knowledge and expertise in the treatment of patients with our various stem cell Products.

(e)   The Advisor's roll will be to make sure that the Company will maintain its competitive edge both globally and in the United States in the field of stem cell treatments and research.

3.   Compensation.

The Company shall issue ten thousand (10,000) shares of Rule 144 common stock of the Company to the Advisor as compensation for the initial one year term of this agreement, as follows:

(a)   Thirty days after the execution of this agreement, the Company shall issue five thousand (5,000) shares of common stock under rule 144, and

(b)   Six months after the execution of this agreement, the Company shall issue the remaining five thousand (5,000) shares common stock under rule 144.

(c)   Compensation for successive renewal years under the terms of this Agreement shall be issued at thirty days and six months after renewal in two increments of five thousand shares of rule 144 common stock.

4.   Term.

This Agreement will become effective on the date of execution and will continue in full force and effect for a minimum period of one (1) year and thereafter from year to year unless and until terminated by a party in accordance with this Agreement.

5.   Termination.

During the minimum period of one (1) year, either party may immediately terminate this Agreement for cause, upon written notice for any breach of contract, if the other party does not cure a material breach of this Agreement within thirty (30) days of receipt of written notice detailing such breach.

After the expiration of one (1) year from the date of execution of this agreement, either party may terminate this Agreement without cause and for convenience with fourteen (14) days prior written notice to the other party. At any time, the parties may mutually agree in writing to terminate this Agreement.

6.   Confidentiality.

The Advisor shall not use or divulge or communicate to any person (other than those whose province it is to know the same or as permitted or contemplated by this Agreement or with the written approval of the other party or as may be required by law):

(i)   any Confidential Company Information; or

(ii)   any of the terms of this Agreement

The Advisor shall prevent the unauthorized publication or disclosure of any such information, materials or documents and ensure that any person to whom the information, materials or documents are disclosed is aware that the same is confidential and is covered by a similar duty to maintain confidentiality.

The Advisor shall ensure that any employees, consultants, agents or advisors are aware of and comply with the confidentiality and non-disclosure provisions contained in this Section and shall indemnify the Company against any loss or damage which the Company may sustain or incur as a result of any breach of the terms hereof by the Advisor, or any employees, consultants, agents or advisors.

Confidential Information.

The Advisor shall not directly or indirectly, communicate, disclose or divulge to any person or entity, or use for their own benefit or the benefit of any person or entity, any knowledge or information which the Advisor may have acquired, no matter from whom or on what matter such knowledge or information may have been acquired from the Company.

These provisions shall survive the expiration or termination of this Agreement.

7. Covenant Not to Compete.

The Advisor, during the Term hereof, and for an additional period of two years thereafter (the ``Non-competition Term''), may not:

(a)   Engage or participate in or become employed by, or render advisory or other services to, any business entity that competes with the Company in the Ukraine or the Dominican Republic.

If the foregoing provision is determined to be invalid by reason of the length of any period or the size of the area set forth, such period of time, such area or both will be considered to be reduced to a period of time or area that will cure such invalidity.

(b)   Directly or indirectly solicit or induce any person, corporation, or other entity that is a customer of the Company at the time of the execution of this agreement or that was a customer at any time within the one-year period immediately preceding such termination to become a customer of any other person, corporation, or other entity competing with the Company or its Parent. The Advisor further agrees that he or she will not approach any such person, corporation, or other entity for such purposes.

(c)   Directly or indirectly solicit or induce any person who is an Employee of the Company or its Parent to become employed by any person, firm or corporation competing with the Company or its Parent, or approach any Employee for such purpose.

(d)   Disclose any proprietary or confidential information of the Company or its Parent relating to (i) the customers, clients, employees and accounts of the Company or its Parent, including but not limited to the identity of the Company's or its Parent's customers if such identity is proprietary or confidential; (ii) the Company's or its Parent's business methods, systems, plans, policies, and personnel; or (iii) the technical data, trade secrets, or know-how of the Company or its Parent, including, but not limited to, research, product plans, products, services, markets, software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware, configuration information, marketing, finances or other business information disclosed by the Company or its Parent, either directly or indirectly, whether in writing, orally or by drawings or inspection of parts or equipment.

8. Arbitration of Disputes.

(a)   The Company and the Advisor agree that any dispute or controversy arising out of or relating to any interpretation, construction, performance or breach of this Agreement, will be settled by arbitration to be held in Philadelphia County, Pennsylvania, in accordance with the rules then in effect of the American Arbitration Association. The arbitrator may grant injunctions or other relief in the dispute or controversy.

(b)   The decision of the arbitrator will be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in any court of competent jurisdiction. The Company and The Advisor will each pay one-half of the cost and expenses of the arbitration and each will separately pay its respective counsel fees and expenses.

The Advisor acknowledges that the services to be rendered by the Advisor are of a special, unique and extraordinary character, and in connection with such services, the Advisor will have access to confidential information vital to the Company's and its Parent's business.

By reason of this, the Advisor agrees that if the Advisor violates any of the provisions of this Agreement with respect to non-competition, diversion of the Company's and its Parent's clients or employees, or confidentiality, the Company and the Parent would sustain irreparable harm, and therefore, in addition to any other remedies that the Company and Parent may have under this Agreement, the Company and Parent will be entitled to apply to any court of competent jurisdiction for equitable relief, including specific performance and injunctions restraining the Advisor from committing or continuing any such violation of this Agreement.

(b)   The Advisor further agrees that no bond or other security will be required in obtaining equitable relief and the Advisor hereby consents to the issuance of an injunction and to the ordering of specific performance.

(c)   The Advisor further agrees that he will be required to sign an INFORMATION & PRODUCT EVALUATION AND NON-DISCLOSURE AGREEMENT in order to accept the position on the SCTI Medical and Scientific Advisory Board.

9.   Indemnity

The Advisor shall and does hereby agree to defend, indemnify, release, and save harmless the Company, or companies agents, representatives, servants, employees, attorneys, and assigns from and against any and all suits, actions, judgments, damages, costs, expenses, and attorneys= fees incurred in defense of any action or proceeding arising out of the performance of this agreement

10.   Notices.

Any notice, request, demand or other communication required or permitted to be given under this Agreement will be sufficient if in writing and if delivered personally, or sent by certified or registered mail as follows (or to such other addressee or address as will be set forth in a notice given in the same manner):

If to the Advisor: **Dr. Nicholas Kipshidze, MD.**

_____

and

_____

If to the Company:

Calvin C. Cao
CEO/Chairman
Stem Cell Therapy International Inc.
2203 North Lois Avenue, 9th Floor, Suite #901
Tampa, FL 33607

Any such notice will be deemed to be given on the date delivered or mailed in the manner provided above.

11. Waiver of Breach.

The waiver by the Company or by the Advisor of a breach of any provision of this Agreement by the other party will not operate, or be construed, as a waiver of any other breach of such other party.

12. Assignment.

This Agreement will inure to the benefit of, and be binding upon, the Company, its successors and assigns. This Agreement will be binding on the Advisor, the Advisor's heirs, executors or administrators, and legal representatives. However, this Agreement will not be assignable by the Advisor nor may the obligations of the Advisor be delegated, without express written consent of the Company.

13. Entire Agreement.

This Agreement represents the entire understanding of the parties and supersedes all previous agreements, oral or written, between the parties and any modification of the agreement must be in writing and executed by the parties. This is a personal services contract and the Advisor may not assign any rights or delegate any duties of the Advisor under this agreement.

14. Applicable Law.

The parties agree that this Agreement will be construed and enforced pursuant to the laws of the Commonwealth of Pennsylvania.

IN WITNESS WHEREOF, the parties have set their hands as of the day and year first above written.

Stem Cell Therapy International, Inc.   SCTI Medical and Scientific Board Advisor

By:_____   BY: _____
Calvin C. Cao, CEO/Chairman   **Advisor, Dr. Nicholas Kipshidze MD.**